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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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REGISTRANT'S NAME Seiko Epson Corp.

*CURRENT ADDRESS

PROCESSED
SEP 15 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34746 FISCAL YEAR 3-31-04

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OICF/BY: dlw
DAT : 9/15/04

File No. 82-34746

September 9, 2004

ARIS
3-31-04

Office of International Corporate Finance
Room 3094 – Stop 3-6
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RECEIVED
2004 SEP 14 A 9:2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: Seiko Epson Corporation
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the information listed in Annex A attached hereto required by Rule 12g3-2(b).

If you have any further questions or requests for additional information please do not hesitate to contact Toshio Hanaoka of Investor Relations Promotion Department at 011-81-3-3343-5513 (telephone) or 011-81-3-3348-7386 (facsimile).

Very truly yours,

Seiko Epson Corporation

By: T. Mukawa
Name: Toshiro Mukawa
Title: General Manager
Investor Relations Department

ANNEX A

A. JAPANESE LANGUAGE DOCUMENTS
(A brief description of Japanese language document listed below is included in EXHIBIT A, attached hereto)

1. Annual Securities Report dated June 25, 2004

2. Statutory Public Notice dated June 25, 2004 in connection with financial statements for the fiscal year ended March 31, 2004 in a summary form

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT B, attached hereto)

	Date	Title
1.	June 25, 2004	Notice of Resolution of 62nd Ordinary General Meeting of Shareholders dated June 25, 2004
2.	June 25,2004	Business Report for the fiscal year ended March 31, 2004
3.	July 27, 2004	Consolidated Results for the First Quarter ended June 30, 2004
4.	July 27, 2004	Annual Report 2004
5.	Press Release	
	Date	Title
(1)	May 18, 2004	Epson Creates World's First Large Full-Color OLED Display Using Original Inkjet Technology
(2)	July 5, 2004	Announcement of Revised Financial Results Outlook
(3)	July 22, 2004	Epson Opens New Projector Panel Fab at Chitose
(4)	July 27, 2004	Epson to Build New R&D Center For Next-Generation Products
(5)	July 27, 2004	Consolidated Results for the First Quarter Ended June 30, 2004
(6)	September 2, 2004	Sanyo Epson Imaging Devices to Begin Operations on October 1

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Annual Securities Report dated June 25, 2004

   Annual Securities Report stating the results for the relevant fiscal year filed with the Director of Kanto Local Finance Bureau.

2. Statutory Public Notice dated June 25, 2004 in connection with financial statements for the fiscal year ended March 31, 2004 in a summary form

   Statutory Public Notice stating the results for the relevant fiscal year in a summary form published by electromagnetic devices.

File No. 82-34746

EXHIBIT B

ENGLISH DOCUMENTS

Set forth below are the English documents referred to in ANNEX A, Section B.

Section B item 1

June 25, 2004	Notice of Resolution of 62nd Ordinary General Meeting of Shareholders dated June 25, 2004

This Proposal was approved without amendment and the Company will transfer the D-TFD and STN businesses, which are mainly operated in the Toyoshina-division, to the Company's subsidiary, "SANYO EPSON IMAGING DEVICES CORPORATION," as of October 1st, 2004, (scheduled date) by way of corporate split.

Proposal 4: Amendments to the Articles of Incorporation

This Proposal was approved without amendment, and the principal contents of amendments are as set out below.

1. The Law Amending the Portions of the Commercial Code and the Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Joint Stock Companies" (Year 2003 Law No. 132), which took effect on September 25, 2003, entitle a joint stock company to acquire its own shares through a resolution of its Board of Directors if such a procedure is stipulated in its Articles of Incorporation. Accordingly, the Company established a new Article 6 (Acquisition of the Company's Own Shares) which enables the Company to pursue flexible corporate finance to quickly respond to future changes in the operating environment.

2. As a result of the Company's shares being listed on the First Section of the Tokyo Stock Exchange on June 24, 2003, the Company's shares are now handled through the central clearing system of the Japan Securities Depository Center, Inc. The Company made corresponding changes to Article 8 (Transfer Agent) and Article 9 (On the Record Date) of the Articles of Incorporation.

3. "The Law Amending the Portions of the Commercial Code and the Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Joint Stock Companies" (Year 2001 Law No. 149), which took effect on May 1, 2002, entitle a joint stock company to limit its directors and statutory auditors from their liabilities to a certain extent permitted by laws through a resolution of its Board of Directors if such a procedure is stipulated in its Articles of Incorporation. Accordingly, the Company established a new Article 24 (Partial Exemption of Directors' Liabilities), enabling Directors to fully perform their expected roles and to build a corporate structure for active and aggressive business development. The Company also established a new Article 30 (on Partial Exemption of Statutory Auditors' Liabilities) enabling Statutory Auditors to fully function in conformity with the new corporate structure.

4. The Company also adjusted some wording in the Articles of Incorporation, deleting the phrase "published in Tokyo" of Article 4 (Public Notices) and renumbering the relevant Articles as a result of inserting of the above new articles.

5. Additional provisions stipulating the provisional treatment of terms of office were deleted since the terms of all Statutory Auditors to which it applied expired.

Proposal 5: **Election of 19 Directors**

This Proposal was approved without amendment and the following 19 people were reappointed as Directors and accepted their positions: Messrs. Hideaki Yasukawa, Yasuo Hattori, Saburo Kusama, Toshio Kimura, Norio Niwa, Seiji Hanaoka, Masayuki Morozumi, Yasumasa Otsuki, Masao Akahane, Torao Yajima, Kenji Kubota, Nobuo Hashizume, Takeo Kagami, Hiroshi Komatsu, Osamu Kamiwaki, Seiichi Hirano, Minoru Usui, Kenji Uchida, and Noriyuki Hama.

Proposal 6: **Election of 4 Statutory Auditors**

This Proposal was approved without amendment. Mr. Yoshiro Yamamoto was reappointed as a Statutory Auditor and he accepted this position. Messrs. Toshihiko Kishiro, Tomiichi Akiyama, and Tatsuhiro Ishikawa were elected and newly appointed as Statutory Auditors.

Including the currently serving Mr. Masayoshi Omae, the Company now has 5 Statutory Auditors as a result of these elections.

Also, Messrs. Yoshiro Yamamoto, Tomiichi Akiyama, and Tatsuhiro Ishikawa are Outside Directors as provided under Article 18 (1) of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Joint Stock Companies .

Proposal 7: **Reward of retirement allowance to retiring Directors and Statutory Auditors**

This Proposal was approved without amendment. Directors Toshihiko Kishiro and Shuji Aruga, and Statutory Auditors Yasuo Ishii and Yukinobu Ozaki will retire at the close of this meeting. The Company will pay them retirement money, in accordance with the standards prescribed by the Company, to reward their contributions and efforts during their terms of office. For decisions on the specific amounts to be paid and the dates and methods of presentation, etc., the Company gave its approval for the Board of Directors to decide on those matters relating to retiring Directors and for the Statutory Auditors to decide on those matters relating to retiring Statutory Auditors.

- End -

As a result of the vote held among the Company's Directors and Statutory Auditors after the Ordinary General Meeting of Shareholders, the Directors of the Company were determined as follows:

Chairman	Hideaki Yasukawa
Vice Chairman	Yasuo Hattori
President	Saburo Kusama
Executive Vice President	Toshio Kimura
Executive Vice President	Norio Niwa
Executive Vice President	Seiji Hanaoka
Managing Director	Masayuki Morozumi
Managing Director	Yasumasa Otsuki
Managing Director	Masao Akahane
Managing Director	Torao Yajima
Managing Director	Kenji Kubota
Director	Nobuo Hashizume
Director	Takeo Kagami
Director	Hiroshi Komatsu
Director	Osamu Kamiwaki
Director	Seiichi Hirano
Director	Minoru Usui
Director	Kenji Uchida
Director	Noriyuki Hama
Standing Statutory Auditor	Masayoshi Omae
Standing Statutory Auditor	Toshihiko Kishiro (newly elected)
Statutory Auditor	Yoshiro Yamamoto
Statutory Auditor	Tomiichi Akiyama (newly elected)
Statutory Auditor	Tatsuhiro Ishikawa (newly elected)

- End -

Payment of the Dividend for the 62nd Term

The Company will pay the Dividend for the 62nd Term through the enclosed "Notice of Payment by Postal Transfer." Please get your payment at a nearby post office within the payment period (June 28 to July 28, 2004).

For Shareholders who have requested payment by bank transfer:
Please verify the enclosed "Dividend Calculation Sheet" and "Confirmation of Bank Account for Receipt of Dividend."

File No. 82-34746

Section B item 2

June 25,2004 Business Report for the fiscal year ended March 31, 2004

[Translation]

BUSINESS REPORT OF FISCAL YEAR 2003

EPSON

(From April 1, 2003, to March 31, 2004)

DIGITAL IMAGE INNOVATION

[Special Feature]

Supporting Epson's Future—An In-depth Analysis of the Strength of Epson's Product Line

Inkjet Printer "Colorio me:"

—New, User-Friendly Printer for Women "Colorio me:"

Offirio Color Laser Printer "LP-9000C"

—Analyzing the Functionality of the LP-9000C, the Small but Strong Friend of the Office that Everyone at Work is Talking About

Large-Screen LCD Projection Television "LIVINGSTATION"

—Print Powerful Images Straight from the Large Screen: You've Never Seen Anything Like This Television!

Management Philosophy

Epson is a progressive company, trusted throughout the world because of our commitment to customer satisfaction, environmental conservation, individuality, and teamwork. We are confident of our collective skills and meet challenges with innovative and creative solutions.

(The Epson Management Philosophy has been translated into 14 languages, and is shared by all members of the Epson Group worldwide.)

Contents

In this business report, "Epson" refers to the Seiko Epson Group, while "the Company" refers to the parent company, SEIKO EPSON CORPORATION.

To Our Stakeholders

We would like to express our thanks for the continuous support you have shown Epson. We are proud to present to you Epson's Business Report for Fiscal Year 2003.

Performance of Fiscal Year Ended in March, 2004

In inkjet printers, we set our products apart with inks that promise archival-quality prints. In addition to marketing DURABrite ink outside Japan, we introduced new inkjet printers to the Japanese market that feature Epson's unique "Tsuyo ink," which offers both photo-quality printing and outstanding image permanence. And with the launch of the PM-A850, a multifunction printer fully compatible with photo printing, we accelerated the Japanese market's transition to multifunction printers. In laser printers, we launched the LP-9000C and LP-7000C series of compact, lightweight and low-price A3 color laser printers in the Japanese market. These products were part of a strategy for stimulating demand among offices that are still using older monochrome printers because of concerns over limited space and cost. In the visual instruments business, we began operations in our LCD projection TV business, an area where future growth is expected. In the electronic devices segment, the focus was on reforming our business structure with an eye on the future. Our actions included concentrating management resources in color LCDs and color LCD drivers, areas of high market growth in which Epson has notable technological strengths. At the same time, we pushed forward with activities for cutting fixed expenses and reducing procurement costs; closed a production site for monochrome STN-LCDs; and reached a basic agreement with SANYO Electric Co., Ltd. to integrate LCD businesses.

In the fiscal year ended March 31, 2004, these and other actions resulted in net sales of ¥1,413.243 billion, an increase of 6.9% over the previous year. Operating income and recurring profits jumped 56.8% year on year to ¥77.401 billion and 76.7% year on year to ¥73.688 billion, respectively, while current net income surged 204.0% to ¥38.03 billion.

Announcement of Action07—Mid-range Business Plan

More than a year has passed since we announced our medium-to-long-term fundamental concept, SE07, and we have steadily made much ground toward realizing our vision. We launched a large-screen LCD projection television with a built-in color printer under the brand name "LIVINGSTATION" in the U.S. market in March 2004, and introduced new inkjet printers such as "Colorio me:," which have made photo printing at home possible. And in March 2004, Epson announced Action07, a mid-range business plan detailing concrete steps for achieving the objectives of SE07.

In printers, while digital cameras and mobile phones equipped with built-in cameras became widely used, we pushed for the realization of home photo printing under the key slogan "Hello, New Photo," enabling hassle-free printing of various photo contents at home without the use of a PC. In the future, we will continue to introduce new products for home photo printing to make digital photography a more integral part of daily life. In projectors, we intend to take part in the home market by focusing on the introduction of home projectors and large-screen LCD projection televisions, making use of high-temperature polysilicon TFT LCD panels, a key device of LCD projectors developed by Epson ahead of competitors in the world, and our accumulated optical technology. In LCDs, Epson and SANYO Electric Co.,

Ltd. ("SANYO") entered into a joint venture agreement to combine their LCD businesses as of October 1, 2004 (planned), in order to secure our position as the company with the largest global market share of LCD panels for mobile phones. In the future, we aim to build a dominant presence in the market for small- and medium-sized LCDs by bringing together the strengths of both companies and pursuing synergies.

Consolidated Financial Highlights


Net Sales (100 million yen)
16,000
12,000
8,000
4,000
0
1999
2000
2001
2002
2003


Operating Profit (100 million yen)
1,200
900
600
300
0
1999
2000
2001
2002
2003


Current Net Profit (Loss) (100 million yen)
400
200
0
-200
1999
2000
2001
2002
2003

Epson's Distinctive Product Development

Epson believes that creating highly value-added products that are truly appreciated by customers is an important factor in ensuring that we seize the opportunities for our future growth amid fierce competition. Epson's strength lies in the ability to apply expertise in precision processing to produce in-house the key devices essential to the competitiveness of finished products. These skills were honed in the development and production of watches. On the other hand, we also believe that in order to get high levels of satisfaction from our customers, we have to grasp their requirements accurately, create products meeting those requirements, and then put those products on the market. Epson will continue to grasp market needs accurately, turn those needs into products with our advanced technology skills, and then generate unrivaled products that surprise our customers in exciting new ways.

A Stronger Corporate Structure

Epson believes that structural reforms are required to ensure that Epson is capable of generating stable earnings as a listed company under any business conditions, and it is striving to improve profit margins by thorough cost cutting. Two years ago, we initiated a project for improving procurement activities that has yielded significant cost reductions by procuring all our materials at once and by reducing the number of components in products. We will take these activities further and strive to lower the total cost-to-sales ratio in order to reduce production costs and selling, general, and administrative expenses.

Becoming A Trusted Company

As a public company, maintaining stakeholder trust and stable earnings is one of Epson's most fundamental duties. Without the trust of our stakeholders, including our customers, business partners, shareholders, investors, local communities, and employees, our business would be impossible to sustain. To realize this philosophy, we are actively working to improve the way we monitor the actions of Epson's management, ensure their compliance, and comply with corporate ethics. And we are always striving to improve the degree of customer satisfaction (CS), the quality of our products, and the way we treat the environment.

We recognize that returning Epson's profits to our shareholders is one of our important duties. Comprehensively taking into account our business results, financial condition, and the funding we will need for our future business strategies, we intend to share our profits with our shareholders, and maintain a stable distribution for them. Our shareholders received ¥9 per share as the year-end dividend; the dividend for the whole fiscal year ended in March, 2004, was ¥18 per share, which, when combined with the interim dividend distributed before that, is the same as the previous fiscal year.

To our shareholders, I ask for your continued guidance and support in all of our future endeavors.

June 2004

Saburo Kusama, President & CEO

New, User-Friendly Printer for Women "Colorio me:"

"Colorio me:" was planned and developed by our project team consisting solely of women to create a "user-friendly printer for women." In developing this printer, we placed emphasis on making it "hassle-free for women to use" and giving it an "attractive design for women." We named it "Colorio me:" because we thought that "If you're the one using them, then we want you to be the one choosing them."

"Colorio me:" includes features such as a compact and cute design with a convenient handle for easy carrying, simple usability, and colorfast high-resolution quality. "Colorio me:" enables hassle-free printing, without the use of a PC, of digital images taken with digital cameras or mobile phones equipped with built-in cameras anywhere in the home—for example, in the children's room with your children or in the kitchen or dining room while preparing a meal. You can also enjoy photos with all of your family by connecting the printer to a television in the living room. "Colorio me:" is a photo printer that you can use in your daily life at home.

Strength of "Colorio me:"

When prints fade, half of the fun of having the prints also fades. Epson developed "Tsuyo ink" to protect your pictures from ozone and light, which sap the color from prints, and to store high-definition photo prints for a long time, so that you can keep your prints bright and vivid. Because of Tsuyo ink, your favorite printed pictures will stay "sharp" and "durable," so you can enjoy all kinds of home photo printing, such as by displaying pictures in your room or exchanging them with your friends.

Special Feature:
Supporting Epson's Future—An In-depth Analysis of the Strength of Epson's Product Line
Offirio Color Laser Printer "LP-9000C"

Analyzing the Functionality of the LP-9000C, the Small but Strong Friend of the Office that Everyone at Work is Talking About

The switch to the use of color in business documents, as a means of enhancing communication in business, continues apace. But there are still offices that use monochrome laser printers because of concerns over limited space and cost. To give impetus to this transition in offices still using monochrome printers, Epson launched in Japan the LP-9000C series of Offirio color laser printers, which are the most compact[*1], the most lightweight,[*1] and the fastest[*2] products in their class. Powered by an engine independently developed and manufactured by Epson, "LP-9000C" has a compact body approximately half of the size of existing printers, and it has succeeded in speeding up the printing process—the time taken between when you press print and when the printing is complete. Running costs for monochrome printing are also on a par with monochrome laser printers. With this product, Epson has given offices still using monochrome printers the excuse they need to embrace color.

*1 Based on a comparison of footprint and weight, including related supplies, among other A3 color laser printers (as of October 20, 2003; examined by the Company).

*2 Among A3 color laser printers whose standard price is not more than 200,000 yen (as of October 20, 2003; examined by the Company).

The Strength of the LP-9000C

In creating the world's smallest and most lightweight printer, the Offirio color laser printer, Epson utilized precision processing technology and optical technology, which it has honed in the development and production of watches. The newly-developed "4C slim engine," in which DI (Double Incident) is used in the optical system, and the newly-developed ET cartridge and photoreceptor have made the printer's printing component even smaller. In addition, not just paper feeding but the entire printing process—from when you press print to when the printing is complete—was sped up, marking a revolutionary achievement in compactness and weight-saving as an A3 color laser printer.

Print Powerful Images Straight From the Large Screen: You've Never Seen Anything Like This Television!

The rapid pace of digitalization of TV broadcasts, DVDs and other visual content and the shift to high-definition televisions in today's home market are spurring a sharp rise in demand for thinner, higher resolution, large-screen televisions. Taking advantage of its storehouse of LCD projection technology, Epson offered a new way for you to enjoy video and visual images with your family in the living room by launching an LCD projection TV, called "LIVINGSTATION," that has made it possible to offer a large-screen, high-vision television at an affordable price, in the North American market in March 2004 and in the Japanese market soon after that. "LIVINGSTATION" has a built-in printer and enables you to enjoy digital images in a new way, such as with hassle-free printing of your memorable images, your favorite scenes, and images taken with your digital cameras. It also allows you to enjoy seeing high-quality images on a large screen in the living room.

LIVINGSTATION's Strength

The greatest strength of "LIVINGSTATION" lies in its ability to deliver a large, high-definition picture at a relatively low price compared to conventional PDP and LCD systems because of Epson's storehouse of LCD projection technology through LCD projector business. Epson has made large-screen displays with high luminance and high-definition available at low cost by adopting a method of transmitting colors behind the screen to display images, with high-temperature polysilicon TFT LCD panels, a key device of LCD projectors developed by Epson ahead of competitors in the world, and optical engines.

Product Lineup

■Printers



Colorio "PM-A850," the world's first multifunction printer that's fully equipped to print photos from film, digital cameras, and everything in between.



The highest-quality model in the Colorio series, the "PX-G900" has finally made it possible to print beautiful, glossy photos with our eight-color pigment "Tsuyo ink."



"Colorio me:," a compact and handy direct printer that you can keep in the living room, or even in the kitchen.



Colorio printer "PM-D750" makes for hassle-free photo printing, without the use of a PC, from digital cameras and mobile phones equipped with built-in cameras.



Colorio "PM-D1000" enables printing as hassle-free as programming the video recorder (scheduled to be available this summer).



The Offirio A3 color laser printer "LP-9000C" is the most compact, most lightweight, and fastest printer in its class.



"MAXART PX-6000," a desktop printer with the pigment-based "Tsuyo ink," works with A2 plus size.



A small color inkjet printer for commercial use, "TM-C100" is both durable and compact—perfect for businesses.



The full-scale photo output system for commercial use, "CRYSTARIO" will reform the photo business.

Projectors



The Dreamio home projector "EMP-TW10H" has further broadened the setting environment and audiovisual environment as well as improved image quality.



LCD projectors "EMP-81" and "EMP-61" typify good usability in preparation, projecting images, and putting them into place.



The LCD projection television "LIVINGSTATION" has made it possible to offer a large-screen, high-vision television at an affordable price.

Input Devices



The top model in the Colorio scanner series, the "GT-X700" produces images of high-resolution, high-density, and 4800 dpi of optical resolution.



The multi-photo scanner "Photo PC Factory F-3200" enables the high-quality scanning, storage, and printing of films and printout papers without a PC (scheduled to be available this summer).



The world's first rangefinder digital camera, "R-D1," provides you with the possibility of creating new photos by utilizing the heritage of lenses in the world (scheduled to be available this summer).

Electronic Devices



"Mobile Graphics Engine" display control LSI "S1D13732" can display animations for mobile phones equipped with built-in cameras, enabling the recording and playing of animations with low power consumption.



The "High-temperature polysilicon TFT LCD panel (HTPS)" is for projectors for home theater use and raises the standard of high-definition in the market for projectors for home theater use.



The low-power-consuming 32.768 kHz crystal oscillator "SG-3040LC," the smallest of its kind in the world, with a new type of package, developed by combining Epson's original plastic-molding technology with its technology for ultra-compact ceramic packaged crystal units.

Business Segments at a Glance

■Information-Related Equipment

Epson worked hard to differentiate its products by promoting ink with photo durability and introducing separate color ink components which are economical. Epson also strengthened its strategy to boost sales of color laser printers by promoting replacement from monochrome laser printers and also strengthened lineup of home use visual instruments such as the projection TV.

In the imaging and information products business, improved sales of laser printers (including their related supplies, and the same applies to the various printers mentioned below) was achieved through growth in sales of related supplies caused by climbing sales of color printers and an increase in the number of printers being in use (including monochrome printers). Inkjet printers were affected by reduction in sales of single-function printers and a drop in prices, but increased sales of multi-function printers and ink cartridges led to slightly higher income. Sales of scanners fell as a result of the continuing shift in sales toward multi-function printers with scanner functions. Overall, sales increased slightly for the imaging and information product business.

The visual instruments business did not fare as well, with monitor modules experiencing a considerable drop in sales for completed monitors. By the new entry of projector lineups in the home entertainment field, LCD projectors expanded appreciably in volume, however sales amount decreased, due to further price reductions. As a result of price pressure, sales decreased in the visual instruments business.

In the system devices business and personal computer business, system devices business enjoyed demand for electronic check processor printers in the North American market and was able to successfully maintain the direct marketing approach to customers implemented in Europe and America. As a result, sales of terminal modules increased. Consequently, the system devices and personal computer businesses were able to post an overall increased sales.

Operating income in the information-related business decreased as a result of, among other things, reduced market prices mainly for ink jet printers and also by increased selling expenses.

Net sales for the information-related equipment business segment for the this year increased by 0.5% compared to last year to ¥920,379 million, and operating income decreasing by 42.9% compared to last year to ¥45,901 million.

■Electronic devices

In the electronics device segment, Epson made considerable efforts such as actively introducing products to match with high performance color LCD mobile phones. Furthermore, reductions in procurement costs and cuts in fixed expenses were carried out.

In the display business, Epson achieved significant increased sales of color STN LCDs and MD-TFD LCDs due to favorable market conditions such as overseas transition to color LCDs for mobile phones and the introduction of new mobile phone models in Japan. In order to meet the high demands of color LCDs, reduction of manufacturing monochrome STN LCDs and shift to manufacturing color LCDs were made, resulting in significant increase of sales for color STN LCDs and MD-TFD LCDs. Consequently, the display division posted considerable sales increase overall.

The semiconductor business performed well, ending this year with substantial sales growth. This growth was led by increase in sales of color LCD drivers, which have high average prices resulting from overseas demand for color display mobile phones. Sales of image processing semiconductors that are used increasingly in products such as high performance mobile phones equipped with built-in cameras also increased.

Epson also improved sales in the quartz devices business through increase sales of crystal oscillators and real-time clock modules for mobile phones and digital still cameras.

Operating income for the electronic devices segment thus shows significant profit recovery through increased sales for all businesses and through decreases in fixed expenses (such as depreciation) and reduction activities for cost of sales.

Net sales for the electronic devices business segment for this year increasing by 24.5% compared to last year to ¥441,152 million, and operating income was ¥40,620 million (operating loss was ¥28,000 million last year).

■Precision products

Despite the harsh market conditions, Epson's precision products business succeeded in developing products to match customer needs and implementing cost reduction plans. Furthermore, the watch business consolidated its domestic manufacturing plant in order to achieve cost savings.

In the watch business, high-priced products showed steady sales in the domestic market and average unit price increased. However, volume of medium-priced products, which are Epson's core products decreased. Steady increase in sales of optical devices for LCD projectors increased sales for the optical business and due to the recovery of the semiconductor market, the factory automation business enjoyed higher sales of IC handlers. As a result, sales in the precision instruments business increased overall.

Operating income increased for the precision products segment as a result managing to cut costs in the watch business, and due to order increases for the factory automation business.

This resulted in net sales for the precision products business segment for this year increasing by 1.7% compared to last year to ¥81,102 million, and operating income increasing by 336.1% compared to last year to ¥2,810 million.

Management Topics

■LCD Projection Television Enters the Home TV Market

The rapid pace of digitalization and shift to high-definition televisions in today's home TV market is spurring a sharp rise in demand for thinner, higher resolution, large-screen televisions. In early March 2004, Epson marked its full-scale entry into the home TV market by launching an LCD projection television with a built-in color printer under the brand name "Livingstation" for the North American market. Leveraging its long-standing expertise in LCD projection technology for this television for the home market, Epson adopted a projection method that delivers a large, high-definition picture at a relatively low price compared to conventional PDP and LCD systems. By introducing products that create a symbiosis of still and moving imagery, Epson is working to ensure that its products will enrich people's daily life and make it more vivid.

■EPSON and SANYO Agree to Merge LCD Businesses

On March 24, 2004, the Company and SANYO Electric Co., Ltd. ("SANYO") announced that they had agreed to a basic agreement to merge their LCD businesses. According to this agreement, on May 6, 2004, the two companies announced, after the consultation between them, the signing of a joint-venture agreement by which the Company will split off and transfer a portion of its liquid crystal businesses to the Company's subsidiary (SANYO EPSON IMAGING DEVICES CORPORATION) as the succeeding company, while SANYO, Tottori SANYO Electric Co., Ltd. and SANYO LCD Engineering Co., Ltd. will transfer their respective liquid crystal businesses to the succeeding company on October 1, 2004 (planned).

SANYO EPSON IMAGING DEVICES will aim to combine and create synergies among Epson and SANYO's areas of technical strength, notably in miniaturization, imaging, high pixel density and volume production. Supplying high-performance liquid crystal displays that offer more competitive cost performance, SANYO EPSON IMAGING DEVICES will seek to become a major player in the market for small- and medium-sized LCDs.

After this merger, the Company will hold 55% of SANYO EPSON IMAGING DEVICES, while SANYO will control a 45% stake.

■Announcement of Action07—Mid-range Business Plan

The Company held a news conference on March 24, 2004, to announce its mid-range business plan, "Action07" (three-year plan to fiscal year 2006).

Consolidated Targets for Fiscal 2006 (Ending March 31, 2007)	
Net Sales	¥1,770 billion
Ordinary Profit Ratio	9% or better
Free Cash Flow	¥150 billion over the next three years, starting April 1, 2004
Balance of Real Debt	Zero by the end of the 2007 fiscal year ending March 31, 2008

Capital Spending Plans	¥320 billion over the next three fiscal years, starting April 1, 2004

(Note) These figures do not include any changes associated with the integration of LCD businesses between the Company and SANYO.

In January 2003, the Company announced the formulation of "SE07," its medium- to long-term corporate vision leading up through 2007. SE07 established "Digital Image Innovation" as the guiding principle behind Epson's endeavors. SE07 also detailed Epson's "3i strategy" for long-term business growth in three core areas: the printer business (i1: imaging on paper), the projector business (i2: imaging on screen), and the display business (i3: imaging on glass). In line with the "Epson 3i strategy," Epson is focusing its management resources on these businesses. Epson's unique device technologies [i0: imaging support devices (core devices)] are being leveraged to enhance Epson's competitiveness in existing markets and to contribute to its finished products businesses.

The "Action07" mid-range business plan covers the three years up through the end of fiscal 2006, ending March 31, 2007, as a specific action plan for realizing the SE07 corporate vision.

Environmental Activities

■Twelve Overseas Production Sites Achieve Zero Emissions Level 1 (100% Recycling)

In the fiscal year ended March 31, 2004, 12 of Epson's production sites outside Japan achieved Zero Emissions Level 1, Epson's in-house standard for 100% recycling of waste generated by business activities. By the end of the fiscal year, this resulted in Epson achieving its objectives for comprehensive medium-term environmental initiatives drafted in 2001, with 28 sites operated by operations divisions and affiliates in Japan, and all 21 overseas business sites, achieving Zero Emissions Level 1 status.

■Epson President Saburo Kusama Awarded the 2003 Akira Inoue EHS Award

In December 2003, SEMI (Semiconductor Equipment and Materials International) named Epson President Saburo Kusama as the recipient of the 2003 Akira Inoue Award for Outstanding Achievement in EHS (Environment, Health and Safety) in the Semiconductor Industry. Recipients of this award are selected for their contribution to the fields of environment, health and safety in the semiconductor industry and society at large. This award acknowledges Epson's success in manufacturing innovative products while simultaneously enhancing environmental conservation during the course of its business activities. President Kusama is also the first Japanese national to receive this prestigious award.

■Epson LCD Projector First to Receive EcoLeaf Environmental Label

In February 2004, Epson's projector business acquired certification under the EcoLeaf environmental labeling system devised by the Japan Environmental Management Association for Industry (JEMAI), a public corporation that discloses quantitative environmental data. Epson was first to receive this certification in the field of LCD projectors. During the year, Epson released the "EMP-74" and "EMP-54" LCD projectors under the EcoLeaf label in Japan. The inkjet printer business, certified in October 2003, released the "PX-V600" color inkjet printer under the EcoLeaf label.

■Epson Given "AA" Environmental Rating by Tomatsu Evaluation and Certification Organization

In March 2004, the Company received an "AA" environmental rating from Tomatsu Evaluation and Certification Organization. This rating was based on the latest data disclosed by 449 companies through environmental reports and corporate websites as of March 31, 2004. In fiscal 2003, one company was rated "AAA," with Epson and three others receiving "AA" ratings.

■Epson Receives the Minister's Prize at the 13th Grand Prize for the Global Environment Award

In February 2004, the Company was awarded the Minister of Environment's Prize at the 13th Grand Prize for the Global Environment Award sponsored by the Japan Industrial Journal. This award was in recognition of Epson's unique concept of scalable, minimum fabs. This revolutionary concept for innovating production processes from the ground up enables current large-scale factories to be converted into compact varieties. Through this conversion,

Epson proposes to sharply lower its total energy consumption in fiscal 2010 by reducing CO_2 emissions on a global, consolidated basis to 60% of its absolute quantity of emissions for fiscal 1997.

Summary of Consolidated Financial Report

BALANCE SHEET

[100 million yen]

ITEM	Fiscal 2003 (as at March 31, 2004)	Fiscal 2002 (as at March 31, 2003)	ITEM	Fiscal 2003 (as at March 31, 2004)	Fiscal 2002 (as at March 31, 2003)
ASSETS			LIABILITIES		
Current Assets	**7,097**	**6,468**	**Current Liabilities**	**4,181**	**4,946**
Cash and deposits	2,662	1,943	Notes payable and accounts payable	1,323	1,159
Notes receivable and accounts receivable	2,103	2,182	Short-term loans	634	1,437
Inventory assets	1,558	1,674	Current maturities of long-term loans	473	702
Other current assets	809	710			
Allowance for doubtful accounts	(37)	(42)	Arrearages	817	774
Fixed Assets	**4,973**	**5,507**	Other current liabilities	932	871
Fixed assets, tangible	3,930	4,427	**Long-term Liabilities**	**3,720**	**4,190**
Buildings and structures	3,761	3,782	Long-term loans	3,467	3,969
Machinery, equipment, and transportation equipment	4,694	4,729	Other long-term liabilities	252	221
Furniture and fixtures	1,768	1,779	**Total Liabilities**	**7,901**	**9,137**
Land	521	537	MINORITY SHAREHOLDERS' EQUITY		
Other tangible assets	123	119	**Minority Shareholders' Equity**	**25**	**26**
Accumulated depreciation	(6,939)	(6,522)	SHAREHOLDERS' EQUIRTY		
Fixed assets, intangible	231	269	**Shareholders' Equity**	**532**	**125**
Investments and other assets	811	810	**Additional Capital**	**795**	**102**
Investment securities	390	359	**Accumulated Earnings**	**2,995**	**2,648**
Other investments and assets	427	460	**Other Variance of the Estimate of Securities**	**30**	**1**
Allowance for doubtful accounts	(7)	(8)	**Cumulative Translation Adjustment**	**(209)**	**(65)**
			Common Stock for Treasury	**(0)**	**(0)**
			Total Shareholders' Equity	**4,143**	**2,813**
TOTAL ASSETS	**12,070**	**11,976**	**TOTAL LIABILITIES, MINORITY SHAREHOLDERS' EQUITY AND SHAREHOLDERS' EQUITY**	**12,070**	**11,976**

(Note) Fractions less than one million yen in the above table are rounded off. This also applies to the following tables.

PROFIT AND LOSS STATEMENT

[100 million yen]

ITEM	Fiscal 2003 (From April 1, 2003, to March 31, 2004)	Fiscal 2002 (From April 1, 2002, to March 31, 2003)
Net Sales	14,132	13,224
Operating Profit	774	493
Recurring Profit	736	417
Net Profit Before Tax Adjustments	650	316
Current Net Profit	380	125

CASH FLOW STATEMENT

[100 million yen]

ITEM	Fiscal 2003 (From April 1, 2003, to March 31, 2004)	Fiscal 2002 (From April 1, 2002, to March 31, 2003)
Cash Flow from Operating Activities	1,826	1,595
Cash Flow from Investing Activities	(653)	(1,079)
Cash Flow from Financing Activities	(409)	91
Exchange Differences of Cash and Cash Equivalents	(35)	3
Increase in Cash and Cash Equivalents	728	609
Cash and Cash Equivalents at the Beginning of the Year	1,922	1,313
Cash and Cash Equivalents at the End of the Year	2,651	1,922

Summary of Non-consolidated Financial Report

BALANCE SHEET

[100 million yen]

ITEM	Fiscal 2003 (as at March 31, 2004)	Fiscal 2002 (as at March 31, 2003)	ITEM	Fiscal 2003 (as at March 31, 2004	Fiscal 2002 (as at March 31, 2003)
ASSETS			**LIABILITIES**		
Current Assets	**5,259**	**4,640**	**Current Liabilities**	**3,468**	**4,058**
Cash and deposits	1,881	1,257	Notes payable and accounts payable	1,624	1,401
Notes receivable and accounts receivable	1,753	1,702	Short-term loans	400	1,101
Inventory assets	662	796	Current maturities of long-term loans	445	657
Other current assets	962	904			
Allowance for doubtful accounts	(0)	(20)	Arrearages	647	639
Fixed Assets	**5,313**	**5,731**	Other current liabilities	351	259
Fixed assets, tangible	3,263	3,574	**Long-term Liabilities**	**3,541**	**4,006**
Buildings and structures	1,420	1,535	Long-term loans	3,438	3,858
Machinery and equipment	994	1,187	Other long-term liabilities	103	148
Land	515	528	**Total Liabilities**	**7,010**	**8,065**
Other tangible assets	333	323	**SHAREHOLDERS' EQUIRTY**		
Fixed assets, intangible	156	183	**Shareholders' Equity**	**532**	**125**
Investments and other assets	1,893	1,973	**Additional Capital**	**795**	**102**
Investment securities	275	243	**Accumulated Earnings**	**2,205**	**2,076**
Investment in affiliates	1,193	1,231	**Other Variance of the Estimate of Securities**	**29**	**1**
Other investments and assets	425	499	**Common Stock for Treasury**	**(0)**	**(0)**
Allowance for doubtful accounts	(0)	(0)	**Total Shareholders' Equity**	**3,562**	**2,306**
TOTAL ASSETS	**10,573**	**10,371**	**TOTAL LIABILITIES, MINORITY SHAREHOLDERS' EQUITY AND SHAREHOLDERS' EQUITY**	**10,573**	**10,371**

PROFIT AND LOSS STATEMENT

[100 million yen]

ITEM	Fiscal 2003 (From April 1, 2003, to March 31, 2004)	Fiscal 2002 (From April 1, 2002, to March 31, 2003)
Net Sales	10,773	10,141
Operating Profit	297	83
Recurring Profit	315	112
Net Profit Before Tax Adjustments	234	20
Current Net Profit	161	11

APPROPRIATION STATEMENT

[million yen]

ITEM	Fiscal 2003 (Date of Approval at Shareholders' Meeting; June 25, 2004)	Fiscal 2002 (Date of Approval at Shareholders' Meeting; June 27, 2003)
Unappropriated Retained Earnings for the Current Year	15,847	2,695
Voluntary Reserve Withdrawals	442	471
Disposition conducted as follows:		
Dividends Declared 9 yen per share	1,767	1,366
Officer's Bonus	-	195
Voluntary Reserve	9,828	145
Profits Carried Forward	4,694	1,459

(Note 1) Based on the resolution of the board meeting held on October 30, 2003, the interim dividend is 1,767 million yen (9 yen per share).

(Note 2) Beginning this fiscal year, the officer's bonuses are treated as expenses as they are incurred.

Global Business Expansion (as of March 31, 2004)


Regional or Sales Headquarters
Sales and Servicing Offices
Development Bases
Manufacturing Bases
Representative Offices

■Corporate Offices and Principal Offices

Corporate Office	Tokyo Office
Hirooka Office	Fujimi Plant
Suwa Minami Plant	Shiojiri Plant
Matsumoto Minami Plant	Ina Plant
Murai Plant	Shimauchi Plant
Hino Office	Toyoshina Plant
Matsushima Plant	Sakata Plant
Matsumoto Plant	Takaki Plant
Kanbayashi Plant	Chitose Plant

■Epson Group Companies in Japan (35 Companies)

Epson Sales Japan Corporation
Tohoku Epson Corporation
Epson Direct Corporation
And 32 Other Companies

■Overseas Epson Group Companies

Headquarters
U.S. Epson, Inc. (Regional Headquarters)
Epson Europe B.V. (Regional Headquarters)
Epson (China) Co., Ltd. (Regional Headquarters)
Epson Singapore Pte. Ltd. (Sales Headquarters)

Sales Offices
Epson America, Inc.
Epson Electronics America, Inc.

Epson (U.K.) Ltd.
Epson Deutschland GmbH
Epson Europe Electronics GmbH
Epson France S.A.
Epson Italia s.p.a.
Epson Iberica, S.A.
Epson Korea Co., Ltd.
Epson (Shanghai) Information Equipment Co., Ltd.
Epson Hong Kong Ltd.
Epson Taiwan Technology & Trading Ltd.
Epson Australia Pty. Ltd.

Manufacturing Bases and Development Bases
Epson Portland Inc.
Epson El Paso, Inc.
Epson Research and Development, Inc.
Epson Telford Ltd.
Suzhou Epson Co., Ltd.
Epson Precision (Hong Kong) Ltd.
Singapore Epson Industrial Pte. Ltd.
P.T. Indonesia Epson Industry
Epson Precision (Philippines), Inc.
Epson Precision (Malaysia) Sdn. Bhd.
and 47 Other Companies

Corporate Profile

■Head Office	3-5 Owa 3-chome Suwa, Nagano 392-8502, Japan Tel: +81-266-52-3131 (main)	
■Tokyo Office	Shinjuku NS Building, 4-1 Nishishinjuku 2-chome, Shinjuku-ku, Tokyo 163-0811, Japan Tel: +81-3-3348-8531 (main)	
■Paid-in Capital	53,204 million yen	
■Foundation	May 18, 1942	
■Number of Employees (as of March 31, 2004)	Epson Group (Consolidated): 84,899 Parent Company: 12,839	
■Group Companies (as of March 31, 2004)	110 Domestic: 36 (including the Company), Overseas: 74	
■Business Lines	Development, manufacturing, sales, marketing and servicing of information-related equipment (printers, including related supplies, color imaging scanners, LCD projectors, miniprinters, PCs, and others), electronic devices (small and medium-sized LCD displays, CMOS LSIs, crystal units, and others),precision products (watches, plastic corrective lenses, factory automation equipment and others), and other products	
■URL	http://www.epson.co.jp/e/	
■Board of Directors (As of June 25, 2004)	Chairman	Hideaki Yasukawa
	Vice Chairman	Yasuo Hattori
	President	Saburo Kusama*
	Executive Vice Presidents	Toshio Kimura* Norio Niwa* Seiji Hanaoka*
	Managing Directors	Masayuki Morozumi Yasumasa Otsuki Masao Akahane Torao Yajima Kenji Kubota
	Directors	Nobuo Hashizume Takeo Kagami Hiroshi Komatsu Osamu Kamiwaki Seiichi Hirano Minoru Usui Kenji Uchida Noriyuki Hama
	Auditors	Masayoshi Omae Toshihiko Kishiro Yoshiro Yamamoto Tomiichi Akiyama Tatsuhiro Ishikawa

* Representative Director

Investor Information

■Number of Shares (As of March 31, 2004)

Authorized:	607,458,368
Issued:	196,364,592
Number of Shareholders:	40,047

■Principal Shareholders

Shareholders	Number of Shares Held (thousand shares)	Shareholding Ratio (%)
Aoyama Kigyo Kabushiki Kaisha	20,318	10.34
Sanko Kigyo Kabushiki Kaisha	14,288	7.27
The Dai-ichi Mutual Life Insurance Company	7,800	3.97
Mizuho Corporate Bank, Ltd.	7,593	3.86
Yasuo Hattori	7,144	3.63
Japan Trustee Services Bank, Ltd. (trust accounts)	7,085	3.60
Reijiro Hattori	7,060	3.59
The Master Trust Bank of Japan, Ltd. (trust accounts)	6,423	3.27
Seiko Corporation	6,205	3.15
Mizuho Capital Co., Ltd.	5,956	3.03

(Note 1) Holdings of less than 1,000 shares have been omitted from the number of shares owned.
(Note 2) The percentage of shares held has been calculated to two decimal places.

■Investor Information

Closing of Accounts	March 31
Regular General Shareholders Meeting	June
Date for Confirmation to Shareholders of the Cash Dividend Payment Date	March 31
Date for Confirmation to Shareholders of the Interim Cash Dividend Payment Date	September 30
Transfer Agent	Mizuho Trust & Banking Co., Ltd. 2-1, Yaesu 1-chome, Chuo-ku, Tokyo **Business handling place of the agent:** Head Office of Stock Transfer Agency Department Mizuho Trust & Banking Co., Ltd. 2-1, Yaesu 1-chome, Chuo-ku, Tokyo

	Mailing address and telephone number of the agent: Business Office of Stock Transfer Agency Department Mizuho Trust & Banking Co., Ltd. 17-7, Saga 1-chome, Koto-ku, Tokyo 135-8722 Tel: +81-3-5213-5213 http://www.tz.mizuho-tb.co.jp/english/services/stock_transfer_agent.html **Intermediary offices:** Branches of Mizuho Trust & Banking Co., Ltd. Head Office and Branches of Mizuho Investors Securities Co., Ltd.
Newspaper in which Public Notices (in Japanese) Are to Be Inserted	The Nihon Keizai Shimbun

Seiko Epson Corporation
3-5 Owa 3-chome Suwa, Nagano 392-8502, Japan
Tel: +81-266-52-3131 (main)
URL: http://www.epson.co.jp/e/

File No. 82-34746

Section B item 3

July 27, 2004 Consolidated Results for the First Quarter ended June 30, 2004

EPSON

SEIKO EPSON CORPORATION
3-5 Owa 3-chome Suwa, Nagano
392-8502, Japan
Tel: +81-266-52-3131
http://www.epson.co.jp/e/

July 27, 2004

CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED JUNE 30, 2004

Consolidated Financial Highlights

(Millions of yen, thousands of U.S. dollars, except for per share data)

<Income statements and cash flows data>

	Three months ended June 30,		Change	Year ended March 31,	Three months ended June 30,
	2003	**2004**		2004	**2004**
Statements of Income Data:					
Net sales	¥315,193	**¥332,927**	5.6%	¥1,413,243	**$3,070,433**
Operating income	14,217	**32,733**	130.2%	77,401	**301,881**
Income before income taxes and minority interest	12,284	**29,374**	139.1%	65,058	**270,904**
Net income	5,967	**17,608**	195.1%	38,031	**162,391**
Statements of Cash Flows Data:					
Cash flows from operating activities	33,182	**39,032**	17.6%	182,669	**359,974**
Cash flows from investing activities	(22,697)	**(20,002)**	(11.9%)	(65,329)	**(184,469)**
Cash flows from financing activities	88,987	**(57,411)**	- %	(40,918)	**(529,475)**
Cash and cash equivalents at end of the period	291,985	**227,757**	(22.0%)	265,183	**2,100,498**
Per Share Data:					
Net Income per share -Basic	¥38.62	**¥89.67**	132.2%	¥204.70	**$0.83**
-Diluted	¥38.57	**¥-**	- %	¥204.53	**$-**

Notes

I. The consolidated figures are prepared on the basis of accounting principles generally accepted in Japan, which are different from in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated figures prepared by the Company as required by the Securities and Exchange Law of Japan.

II. Figures in 'Change' column are comparisons with the same period of the previous year.

III. Diluted net income per share are presented only if there are dilutive factors present.

IV. U.S. dollar amounts are included solely for the convenience of readers. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. The rate of ¥108.43 = U.S.$1 at June 30, 2004 has been used for the purpose of presentation.

<Balance Sheets data>

	March 31, 2004	**June 30, 2004**	June 30, 2003	**June 30, 2004**
Total assets	¥1,206,491	**¥1,180,607**	¥1,289,876	**$10,888,195**
Shareholders' equity	414,367	**433,922**	386,928	**4,001,863**
Debt / Equity ratio (%)	34.3%	**36.8%**	30.0%	**36.8%**
Shareholders' equity per share	¥2,110.20	**¥2,209.78**	¥2,016.67	**$20.38**

Operating Performance Highlights

The global economy during this first quarter continued to steadily recover, led by a strong economic recovery in the U.S., business expansion in China, and even signs of a general upturn in the countries of Europe and Asia.

The Japanese economy also continued to steadily recover. Manufacturing exhibited signs of growth, supported by rising exports and capital spending. Meanwhile, personal spending picked up, as evidenced by strong sales figures for DVD recorders, thin-profile televisions and other consumer electronics.

Epson's main markets were as follows. In the information-related equipment business, inkjet printer demand softened in Japan but remained strong in America and Europe. The U.S. saw a clear trend toward low-priced multifunction printers, with low-priced units accounted for an increasing percentage of the multifunction printer market. In Europe, too, multifunction printers accounted for a rising percentage of inkjet printer sales, and the market structure is gradually approaching that of America. Low-priced color laser printers are driving market growth. Sales volumes of business projectors are growing steadily as a whole, and the educational market is undergoing particularly rapid expansion due to a filling out of low-priced models. Sales of home projectors are expanding in Japan and Europe. Meanwhile, the market for microdevice-based projection TVs, which are more affordable than flat-panel large-screen TVs, is sharply expanding in America.

In the electronic device business, Epson saw the continued steadiness in the market for electronic devices used in mobile phones. This strength came from two main sources. One was replacement demand from consumers especially in Western Europe and North America who are upgrading from their old monochrome-screen handsets to new color models. The other was the continuing robust, new demand for low-cost handsets with monochrome displays that is being driven by declining communications charges in such emerging markets as Central and South America, India, and Russia.

The precision products business saw continued sluggishness in the markets for personal products such as watches and eyeglass lenses but ongoing strength in industrial products such as factory automation systems and optical devices.

Under these market conditions, Epson is carrying out an initiative to reduce the total cost ratio. The initiative is designed to radically rebuild the company's profit structure into one that allows it to generate stable income in any market environment. Epson is focusing particularly on reforming the cost structure of its information-related equipment business and other finished products businesses.

Epson came out with a number of newly developed products during the quarter. As for inkjet printers, Epson launched the *PictureMate*, a compact, portable photo printer. A PC-less, home photofinishing solution, the *PictureMate* directly prints photos taken with digital cameras and cameras built in mobile phones. In the visual instruments business, Epson rolled out *Livingstation*, a HDTV LCD projection television, to the Japanese market. The domestic release follows last fiscal year's U.S. market launch of these large-screen TVs, which use Epson's high-temperature polysilicon TFT liquid crystal panels. In the electronic devices business, Epson has continued to implement structural reforms and ongoing cost reduction programs. Meanwhile, the company is planning and carrying out investment designed to further strengthen its electronic devices for mobile handsets and visual instruments.

Also during the quarter, Epson and SANYO Electric Co., Ltd. concluded a formal joint venture agreement to integrate their respective liquid crystal display businesses.

The average exchange rates for the US dollar and the euro in this first quarter were ¥109.77 and ¥132.28 respectively. Compared with the same period last year, these rates represent a 7% increase in the value of the yen against the dollar and a 2% increase in the value of the euro against the yen.

As a result, Epson's net sales for this first quarter increased by 5.6% on the same period last year to ¥332,927 million ($3,070,433 thousand). Operating income rose by 130.2% on the same period last year to ¥32,733 million ($301,881 thousand), and income before income taxes and minority interest also jumped 139.1% to ¥29,374 million ($270,904 thousand). Quarterly net income rose 195.1% on the same period last year to ¥17,608 million ($162,391 thousand).

Operating Performance Highlights by Business Segments

Information-related equipment:

In the information-related equipment segment, Epson responded to fierce price competition in inkjet printer and LCD projector markets by accelerating its cost-cutting efforts on the one hand while extending strategy of balancing product features and added value by area on the other.

In the imaging and information products business, sales from laser printers (including their related supplies, and the same applies to various printers mentioned below) increased sharply due to higher sales volume in supplies. Although impacted by a decline in single-function printer volume, overall inkjet printer sales increased due to higher volume in multifunction printers. Terminal module and related product sales increased sharply due to strong dealer sales to small and midsize stores in Europe and America. Scanners and others sales volume fell sharply due to declining scanner demand brought about by the popularity of multifunction printers. Together, these factors resulted in an increase in sales in the imaging and information products business as a whole.

In the visual instruments business, liquid-crystal projector sales, though squeezed by a shift toward low-price models, still rose due to increased sales volumes of home projectors in Japan and Europe.

Operating income in the information-related equipment segment declined due to changes in the profit structure brought about by a rapid shift toward multifunction printers since the second half of last fiscal year.

First-quarter net sales in the information-related equipment segment thus increased by 3.6% on the same period last year to ¥212,455 million ($1,959,375 thousand), and operating income decreased by 4.0% on the same period last year to ¥14,950 million ($137,877 thousand).

Electronic devices:

Epson continued its ongoing emphasis on cost reductions in the electronic device segment.

In the display business, sales of STN LCDs for mobile phones declined sharply due to the effects of scaled-back monochrome STN LCD production as well as to the effects of intensified competition with rivals in the color STN LCD arena. Sales from high-temperature polysilicon TFT liquid crystal panels for LCD projector applications increased sharply, as a strong projector market more than offset the impact of declining unit prices for the smaller panel sizes. MD-TFD liquid crystal display sales grew sharply as European, US, and Chinese markets turned toward active color panels for mobile phones. This resulted in slightly lower sales for the display business as a whole.

In the semiconductor business, system LSI sales soared due to volume growth in image-processing semiconductors that seized on a wave of feature-rich mobile phones equipped with cameras and other devices. Silicon foundry sales soared due to an increase in order volume. LCD driver sales declined as higher color LCD driver volume was unable to make up for falling unit prices. This resulted in an increase in sales in the semiconductor business as a whole.

Quartz device business sales rose sharply due to volume growth in tuning fork crystals and crystal clock oscillators for mobile phones, PCs, and digital still camera applications.

Operating income in the electronic device business segment increased as a result of total cost-reduction activities and higher net sales in the semiconductor and quartz device businesses.

First-quarter net sales for the electronic devices segment thus increased by 9.7% on the same period last year to ¥107,098 million ($987,716 thousand), and operating income soared by 2,316.9% on the same period last year to ¥19,155 million ($176,658 thousand).

Precision products:

In the precision products segment, Epson developed products aligned with market needs. In the watch business, for example, the company introduced an independently developed radio-controlled watch.

In the watch business, branded product sales were sluggish outside the high-end price zone, but strength in Europe and America enabled Epson to extend sales volumes of OEM movements. The optical products business grew sales volumes of single-vision eyeglass lenses in the strong North American market. It also achieved higher volumes in optical devices where growth was spurred by the expanding digital visual instrument markets. In the factory automation systems business, IC handler sales volumes grew in the healthy semiconductor marketplace. This resulted in an increase in sales in the precision products segment as a whole.

Operating income in the precision instruments business segment grew due to increased sales of factory automation systems and optical devices.

First-quarter net sales in the precision products segment thus increased by 16.1% on the same period last year to ¥20,922 million ($192,954 thousand), and operating income soared by 472.8% on the same period last year to ¥1,125 million ($10,375 thousand).

Operating Performance Highlights by Geographic Segments

Japan:

Sales from inkjet printers and high-temperature polysilicon TFT liquid crystal panels for LCD projectors grew, while sales from STN LCDs declined. As a result, net sales reached ¥294,420 million ($2,715,300 thousand), up 7.3% from the same period last year, while operating income came in at ¥20,304 million ($187,254 thousand), up 85.4% from the same period last year.

The Americas:

The inkjet printer and silicon foundry businesses experienced higher sales, while scanner sales declined. As a result, net sales reached ¥67,776 million ($625,067 thousand), up 10.7% from the same period last year, while operating income came in at ¥4,958 million ($45,725 thousand), up 421.0% from the same period last year.

Europe:

Inkjet printer and MD-TFD liquid crystal display sales increased, while STN LCD sales declined. As a result, net sales reached ¥76,372 million ($704,344 thousand), up 23.2% from the same period last year, while operating income came in at ¥3,536 million ($32,611 thousand), soaring 2,568.3% from the same period last year.

Asia / Oceania:

Inkjet printer and MD-TFD liquid crystal display sales increased, while STN LCD sales declined. As a result, net sales reached ¥181,051 million ($1,669,750 thousand), up 15.1% from the same period last year, while operating income came in at ¥8,617 million ($79,471 thousand), up 125.2% from the same period last year.

Cash Flow Performance

Net income for this quarter was ¥17,608 million ($162,391 thousand). Depreciation and amortization, principally in the electronic devices business segment, was ¥22,819 million ($210,449 thousand). As for changes to assets and liabilities, notes and accounts receivable, trade decreased by ¥17,811 million ($164,263 thousand), notes and accounts payable, trade increased by ¥9,456 million ($87,208 thousand) and inventories increased by ¥27,850 million ($256,848 thousand). As a result, cash inflows from operating activities came to ¥39,032 million ($359,974 thousand).

Cash outflows from investing activities were ¥20,002 million ($184,469 thousand) due to capital expenditures, principally in the imaging and information products business, and amounts that came due during this period for tangible and intangible fixed assets acquired at the end of last period which amounted to ¥22,025 million ($203,126 thousand).

Cash flows from financing activities were negative at ¥57,411 million ($529,475 thousand), primarily resulting from net payments of ¥55,404 million ($510,966 thousand) from short- and long-term loans in accordance with new loans and loan repayments.

As a result, cash and cash equivalents as of June 30, 2004 was ¥227,757 million ($2,100,498 thousand).

Forecast for fiscal year ending March 31, 2005

Epson observes no major change in the business environment from the previous outlook except for the following points;

For the first half-year income is forecasted to increase due to the progress of the further cost reduction. For the second half-year reflecting the business plan of the liquid crystal joint venture "SANYO EPSON IMAGING DEVICES CORPORATION", net sales would increase, while income changes slightly.

The exchange rate for the year is assumed as U.S.$1 = ¥107 and Euro1 = ¥131.

Outlook for Consolidated Results

Half year

	Previous Outlook	**Current Outlook**	Change
Net Sales	¥691.0 billion	**¥689.0 billion**	-¥2.0 billion (-0.3%)
Income before income tax and minority interest	¥43.0 billion	**¥55.0 billion**	+¥12.0 billion (+27.9%)
Net income	¥26.0 billion	**¥33.0 billion**	+¥7.0 billion (+26.9%)

Full year

	Previous Outlook	**Current Outlook**	Change
Net Sales	¥1,492.0 billion	**¥1,557.0 billion**	+¥65.0 billion (+4.4%)
Income before income tax and minority interest	¥95.0 billion	**¥108.0 billion**	+¥13.0 billion (+13.7%)
Net income	¥58.0 billion	**¥65.0 billion**	+¥7.0 billion (+12.1%)

Cautionary Statement

This report includes forward-looking statements which are based on management's view from the information available at the time of the announcement. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to timely introduce new products and services in markets, consumption trend, competition, technology trend, exchange rate fluctuations.

Consolidated Balance Sheets (Unaudited)

	Millions of yen			Thousands of U.S. dollars
	March 31, 2004	**June 30, 2004**	June 30, 2003	**June 30, 2004**
ASSETS				
Current assets:				
Cash and cash equivalents	¥265,183	**¥227,757**	¥291,985	**$2,100,498**
Time deposits	509	**493**	459	**4,547**
Notes and accounts receivable, trade	210,381	**192,413**	204,997	**1,774,536**
Inventories	155,856	**184,698**	182,828	**1,703,385**
Other current assets	80,940	**83,036**	77,951	**765,803**
Allowance for doubtful accounts	(3,700)	**(3,768)**	(4,584)	**(34,751)**
Total current assets	709,169	**684,629**	753,636	**6,314,018**
Property, plant and equipment:				
Buildings and structures	376,195	**376,985**	379,912	**3,476,759**
Machinery and equipment	469,448	**475,790**	467,727	**4,387,992**
Furniture and fixtures	176,867	**182,746**	182,556	**1,685,382**
Land	52,106	**52,150**	53,819	**480,956**
Other	12,388	**17,467**	11,828	**161,090**
	1,087,004	**1,105,138**	1,095,842	**10,192,179**
Accumulated depreciation	(693,973)	**(711,896)**	(664,051)	**(6,565,489)**
	393,031	**393,242**	431,791	**3,626,690**
Investments and other assets:				
Investment securities	39,085	**39,241**	37,077	**361,902**
Intangible assets	23,160	**21,918**	25,984	**202,140**
Other assets	42,801	**42,327**	42,264	**390,362**
Allowance for doubtful accounts	(755)	**(750)**	(876)	**(6,917)**
	104,291	**102,736**	104,449	**947,487**
Total assets	¥1,206,491	**¥1,180,607**	¥1,289,876	**$10,888,195**

The accompanying notes are an integral part of these financial statements.

	Millions of yen			Thousands of U.S. dollars
	March 31, 2004	**June 30, 2004**	June 30, 2003	**June 30, 2004**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Short-term bank loans	¥62,851	**¥47,335**	¥134,584	**$436,549**
Current portion of long-term debt	47,380	**10,793**	67,659	**99,539**
Notes and accounts payable, trade	132,331	**141,168**	126,417	**1,301,927**
Accounts payable, other	81,785	**79,692**	62,656	**734,963**
Income taxes payable	6,731	**13,795**	7,199	**127,225**
Accrued bonuses	17,083	**8,236**	8,183	**75,957**
Accrued warranty costs	14,283	**13,541**	15,462	**124,882**
Other current liabilities	55,129	**57,653**	58,293	**531,707**
Total current liabilities	417,573	**372,213**	480,453	**3,432,749**
Long-term liabilities:				
Long-term debt	346,769	**343,643**	398,728	**3,169,261**
Accrued pension and severance costs	8,055	**11,298**	9,150	**104,196**
Accrued directors' and statutory auditors' retirement allowances	1,729	**1,693**	1,683	**15,614**
Other long-term liabilities	15,456	**15,915**	10,329	**146,777**
Total long-term liabilities	372,009	**372,549**	419,890	**3,435,848**
Minority interest in subsidiaries	2,542	**1,923**	2,605	**17,735**
Shareholders' equity:				
Common stock, no par value -				
2003 - Authorized 607,458,368 shares, issued 191,864,592 shares	-	**-**	49,091	**-**
2004 - Authorized 607,458,368 shares, issued 196,364,592 shares	53,204	**53,204**	-	**490,676**
Additional paid-in capital	79,501	**79,501**	72,499	**733,201**
Retained earnings	299,575	**315,416**	269,279	**2,908,937**
Net unrealized gains on other securities	3,087	**3,361**	1,001	**30,997**
Translation adjustments	(20,999)	**(17,559)**	(4,942)	**(161,939)**
Treasury stock	(1)	**(1)**	(0)	**(9)**
Total shareholders' equity	414,367	**433,922**	386,928	**4,001,863**
Commitments and contingent liabilities				
Total liabilities and shareholders' equity	¥1,206,491	**¥1,180,607**	¥1,289,876	**$10,888,195**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Income (Unaudited)

	Millions of yen			Thousands of U.S. dollars
	Three months ended June 30		Year ended March 31,	Three months ended June 30,
	2003	**2004**	2004	**2004**
Net sales	¥315,193	**¥332,927**	¥1,413,243	**$3,070,433**
Cost of sales	224,851	**230,852**	1,013,959	**2,129,042**
Gross profit	90,342	**102,075**	399,284	**941,391**
Selling, general and administrative expenses:				
Salaries and wages	19,218	**18,741**	77,748	**172,840**
Advertising	6,275	**5,946**	30,854	**54,837**
Sales promotion	6,399	**5,791**	31,740	**53,408**
Research and development costs	9,924	**8,482**	41,139	**78,226**
Shipping costs	4,037	**4,674**	20,527	**43,106**
Provision for doubtful accounts	363	**44**	414	**406**
Other	29,909	**25,664**	119,461	**236,687**
	76,125	**69,342**	321,883	**639,510**
Operating income	14,217	**32,733**	77,401	**301,881**
Other income:				
Interest and dividend income	522	**800**	1,684	**7,378**
Other	1,665	**1,647**	6,381	**15,190**
	2,187	**2,447**	8,065	**22,568**
Other expenses:				
Interest expenses	1,638	**1,472**	6,478	**13,575**
Net loss on foreign exchange	1,151	**1,257**	500	**11,593**
Loss on disposal of property, plant and equipment	490	**185**	3,711	**1,706**
Prior pension costs for foreign subsidiaries	-	**2,285**	-	**21,074**
Other	841	**607**	9,719	**5,597**
	4,120	**5,806**	20,408	**53,545**
Income before income taxes and minority interest	12,284	**29,374**	65,058	**270,904**
Income taxes	6,224	**11,453**	26,573	**105,626**
Income before minority interest	6,060	**17,921**	38,485	**165,278**
Minority interest in subsidiaries	93	**313**	454	**2,887**
Net income	¥5,967	**¥17,608**	¥38,031	**$162,391**
	Yen			U.S. dollars
Per share:				
Net income	¥38.62	**¥89.67**	¥204.70	**$0.83**
Cash dividends	¥9.00	**¥9.00**	¥18.00	**$0.08**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Shareholders' Equity (Unaudited)

		Millions of yen						
	Number of shares issued	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Translation adjustments	Treasury stock	Total
Balance at March 31, 2003	151,864,592	¥12,531	¥10,259	¥264,874	¥167	(¥6,515)	(¥0)	¥281,316
Net income for the three months ended June 30, 2003	-	-	-	5,967	-	-	-	5,967
Issuance of common stock under public offering	40,000,000	36,560	62,240	-	-	-	-	98,800
Cash dividends	-	-	-	(1,367)	-	-	-	(1,367)
Bonuses to directors and statutory auditors	-	-	-	(195)	-	-	-	(195)
Net unrealized gain on other securities	-	-	-	-	834	-	-	834
Translation adjustments	-	-	-	-	-	1,573	-	1,573
Balance at June 30, 2003	191,864,592	¥49,091	¥72,499	¥269,279	¥1,001	(¥4,942)	(¥0)	¥386,928
Balance at March 31, 2004	196,364,592	¥53,204	¥79,501	¥299,575	¥3,087	(¥20,999)	(¥1)	¥414,367
Net income for the three months ended June 30, 2004	-	-	-	**17,608**	-	-	-	**17,608**
Cash dividends	-	-	-	**(1,767)**	-	-	-	**(1,767)**
Net unrealized gain on other securities	-	-	-	-	**274**	-	-	**274**
Translation adjustments	-	-	-	-	-	**3,440**	-	**3,440**
Changes in treasury stock	-	-	-	-	-	-	**(0)**	**(0)**
Balance at June 30, 2004	**196,364,592**	**¥53,204**	**¥79,501**	**¥315,416**	**¥3,361**	**(¥17,559)**	**(¥1)**	**¥433,922**

		Millions of yen						
	Number of shares issued	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Translation adjustments	Treasury stock	Total
Balance at March 31, 2003	151,864,592	¥12,531	¥10,259	¥264,874	¥167	(¥6,515)	(¥0)	281,316
Net income	-	-	-	38,031	-	-	-	38,031
Issuance of common stock under public offering	44,500,000	40,673	69,242	-	-	-	-	109,915
Cash dividends	-	-	-	(3,134)	-	-	-	(3,134)
Bonuses to directors and statutory auditors	-	-	-	(196)	-	-	-	(196)
Net unrealized gain on other securities	-	-	-	-	2,920	-	-	2,920
Translation adjustments	-	-	-	-	-	(14,484)	-	(14,484)
Changes in treasury stock	-	-	-	-	-	-	(1)	(1)
Balance at March 31, 2004	196,364,592	¥53,204	¥79,501	¥299,575	¥3,087	(¥20,999)	(¥1)	¥414,367

	Thousands of U.S. dollars						
	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Translation adjustments	Treasury stock	Total
Balance at March 31, 2004	$490,676	$733,201	$2,762,842	$28,470	($193,664)	($9)	$3,821,516
Net income for the three months ended June 30, 2004	-	-	**162,391**	-	-	-	**162,391**
Cash dividends	-	-	**(16,296)**	-	-	-	**(16,296)**
Net unrealized gain on other securities	-	-	-	**2,527**	-	-	**2,527**
Translation adjustments	-	-	-	-	**31,725**	-	**31,725**
Changes in treasury stock	-	-	-	-	-	**(0)**	**(0)**
Balance at June 30, 2004	**$490,676**	**$733,201**	**$2,908,937**	**$30,997**	**($161,939)**	**($9)**	**$4,001,863**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows (Unaudited)

	Millions of yen			Thousands of U.S. dollars
	Three months ended June 30		Year ended March 31,	Three months ended June 30,
	2003	**2004**	2004	**2004**
Cash flows from operating activities:				
Net income	¥5,967	**¥17,608**	¥38,031	**$162,391**
Adjustments to reconcile net income to net cash provided by operating activities -				
Depreciation and amortization	26,371	**22,819**	111,018	**210,449**
Accrual for net pension and severance costs, less payments	(1,176)	**3,794**	(13,338)	**34,990**
Net loss on sales and disposal of property, plant and equipment	393	**326**	5,511	**3,006**
Equity in net gains under the equity method	(55)	**(28)**	(172)	**(258)**
Deferred income taxes	282	**(99)**	11,363	**(913)**
Increase (decrease) in allowance for doubtful accounts	324	**(6)**	(261)	**(55)**
Increase (decrease) in accrued income taxes	(851)	**6,925**	(1,826)	**63,866**
Decrease in notes and accounts receivable, trade	13,689	**17,811**	6,224	**164,263**
(Increase) decrease in inventories	(13,478)	**(27,850)**	4,042	**(256,848)**
Increase in notes and accounts payable, trade	8,802	**9,456**	13,247	**87,208**
Other	(7,086)	**(11,724)**	8,830	**(108,125)**
Net cash provided by operating activities	33,182	**39,032**	182,669	**359,974**
Cash flows from investing activities:				
Payment for purchases of property, plant and equipment	(20,622)	**(20,402)**	(65,416)	**(188,158)**
Proceeds from sales of property, plant and equipment	383	**546**	4,309	**5,036**
Payments for purchases of intangible assets	(3,138)	**(1,623)**	(7,917)	**(14,968)**
Payments of long-term prepaid expenses	(29)	**(591)**	(441)	**(5,451)**
Other	709	**2,068**	4,136	**19,072**
Net cash used in investing activities	(22,697)	**(20,002)**	(65,329)	**(184,469)**
Cash flows from financing activities:				
Decrease in short-term borrowings	(7,592)	**(15,574)**	(76,076)	**(143,632)**
Proceeds from long-term debt	2,500	**-**	92,530	**-**
Repayments of long-term debt	(3,253)	**(39,830)**	(164,304)	**(367,334)**
Issuance of common stock	98,800	**-**	109,915	**-**
Cash dividends	(1,367)	**(1,767)**	(3,134)	**(16,296)**
Other	(101)	**(240)**	151	**(2,213)**
Net cash provided by (used in) financing activities	88,987	**(57,411)**	(40,918)	**(529,475)**
Effect of exchange rate fluctuations on cash and cash equivalents	225	**955**	(3,527)	**8,807**
Net increase (decrease) in cash and cash equivalents	99,697	**(37,426)**	72,895	**(345,163)**
Cash and cash equivalents at the beginning of the period	192,288	**265,183**	192,288	**2,445,661**
Cash and cash equivalents at the end of the period	¥291,985	**¥227,757**	¥265,183	**$2,100,498**
Supplemental disclosures of cash flow information:				
Cash received and paid during the period for -				
Interest and dividend received	¥537	**¥854**	¥1,681	**$7,876**
Interest paid	(¥1,194)	**(¥1,363)**	(¥6,610)	**($12,570)**
Income taxes paid	(¥6,793)	**(¥4,627)**	(¥17,036)	**($42,673)**

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements (Unaudited)

1. Basis of presenting consolidated financial statements:

(1) Background -

Seiko Epson Corporation (the "Company") was originally established as a manufacturer of watches but later expanded its business to provide key devices and solutions for the digital color imaging markets through the application of its proprietary technologies. The Company operates its manufacturing and sales business mainly in Japan, the Americas, Europe and Asia/Oceania.

(2) Basis of presenting consolidated financial statements -

The Company and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in their respective country of domicile.

The accompanying consolidated financial statements of the Company and its consolidated subsidiaries and affiliates (collectively "Epson") as of June 30, 2004, and for the three months ended June 30, 2004 are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan.

The accompanying consolidated financial statements incorporate certain reclassifications and rearrangements in order to present them in a form that is more familiar to readers outside Japan. In addition, the notes to the consolidated financial statements include information that is not required under generally accepted accounting principles in Japan, but which is provided herein as additional information. However, none of the reclassifications nor rearrangements have a material effect on the financial statements.

2. Summary of significant accounting policies:

(1) Consolidation and investments in affiliates -

The accompanying consolidated financial statements include the accounts of the Company and those of its subsidiaries that are controlled by Epson. Under the effective control approach, all majority-owned companies are to be consolidated. Additionally, companies in which share ownership equals 50% or less may be required to be consolidated in cases where such companies are effectively controlled by other companies through the interests held by a party who has a close relationship with the parent in accordance with Japanese accounting standards. All significant inter-company transactions and accounts and unrealized inter-company profits are eliminated upon consolidation.

Investments in affiliates in which Epson has significant influence are accounted for using the equity method. Consolidated income includes Epson's current equity in net income or loss of affiliates after elimination of unrealized inter-company profits.

(2) Foreign currency translation and transactions -

Foreign currency transactions are translated using foreign exchange rates prevailing at the respective transaction dates. Receivables and payables in foreign currencies are translated at the foreign exchange rates prevailing at the respective balance sheet dates.

All the assets and liabilities of foreign subsidiaries and affiliates are translated at the foreign exchange rates prevailing at the respective balance sheet dates, and all the income and expense accounts are translated at the average foreign exchange rates for the respective periods. Foreign currency financial statement translation differences are recorded in the consolidated balance sheet as a separate component of shareholders' equity.

(3) Cash and cash equivalents -

Cash and cash equivalents included in the consolidated financial statements are composed of cash on hand, bank deposits that may be withdrawn on demand and highly liquid investments purchased with initial maturities of three months or less and which represent low risk of fluctuation in value.

(4) Financial instruments -

(a) Investments in debt and equity securities:

Investments in debt and equity securities are classified into three categories: 1) trading securities, 2) held-to-maturity debt securities, and 3) other securities. These categories are treated differently for purposes of measuring and accounting for changes in fair value.

Trading securities held for the purpose of generating profits from changes in market value are recognized at their fair value in the consolidated balance sheets. Unrealized gains and losses are included in current income. Held-to-maturity debt securities are expected to be held to maturity and are recognized at historical or amortized cost in the consolidated balance sheets. Other securities for which market quotations are available are recognized at fair value in the consolidated balance sheets. Unrealized gains and losses for these other securities are reported as a separate component of shareholders' equity, net of tax. Other securities for which market quotations are unavailable are stated at cost, based on the weighted average cost method. Other than temporary declines in the value of other securities are reflected in current income.

(b) Derivative financial instruments:

Derivative instruments (i.e., forward exchange contracts, interest rate swaps and currency options) are recognized as either assets or liabilities at their respective fair values at the date of contract, and gains and losses arising from changes in fair value are recognized in earnings in the corresponding fiscal period. If certain hedging criteria are met, such gains and losses are deferred and accounted for as assets or liabilities.

For interest rate swaps, if certain hedging criteria are met, interest rate swaps are not recognized at their fair values as an alternative method under Japanese accounting standards. The amounts received or paid for such interest rate swap arrangements are charged or credited to income as incurred.

(c) Allowance for doubtful accounts:

Allowance for doubtful accounts is calculated based on the aggregate amount of estimated credit losses for doubtful receivables plus an amount for receivables other than doubtful receivables calculated using historical write-off experience from certain prior periods.

(5) Inventories -

Inventories are stated at the lower of cost or market value, where cost is primarily determined using the weighted average cost method.

(6) Property, plant and equipment -

Property, plant and equipment, including significant renewals and improvements, are carried at cost less accumulated depreciation. Maintenance and repairs, including minor renewals and improvements, are charged to income as incurred. Depreciation of property, plant and equipment is mainly computed based on the declining-balance method for the Company and its Japanese subsidiaries and on the straight-line method for foreign subsidiaries at rates based on the estimated useful lives. For buildings acquired by the Company and its Japanese subsidiaries on or after April 1, 1998, depreciation is computed based on the straight-line method, which is prescribed by Japanese income tax laws. When property, plant or equipment is retired or disposed of, the difference between the net book value and sales proceeds, if any, is charged or credited to income.

The estimated useful lives of depreciable assets principally range from eight to fifty years for buildings and structures and principally range from two to eleven years for machinery and equipment.

(7) Intangible assets -

Amortization of intangible assets is computed using the straight-line method. Amortization of software for internal use is computed using the straight-line method over its estimated useful life, ranging from three to five years.

(8) Impairment of long-lived assets -

On August 9, 2002, the Business Accounting Council of Japan issued accounting standards entitled "Statement of Opinion on the Establishment of Accounting Standards for Impairment of Fixed Assets". Further, on October 31, 2003, the Accounting Standards Board of Japan issued Financial Accounting Standards Implementation Guidance No. 6 - "Application Guidance on Accounting Standards for Impairment of Fixed Assets". Effective as of March 31, 2004, Epson has elected to early adopt these accounting standards for impairment of fixed assets.

(9) Accrued bonuses -

Accrued bonuses to employees are provided for the estimated amounts which Epson is obligated to pay to employees after the fiscal period-end, based on services provided during the current period.

On March 9, 2004, the Accounting Standards Board of Japan issued accounting standards concerning accounting for bonuses to directors and statutory auditors, effective for the first fiscal year ending after this standards issued. In the financial statements for fiscal years prior to April 1, 2003, "bonuses to directors and statutory auditors", which are determined through appropriation of retained earnings by resolution of general shareholders' meeting subsequent to fiscal year-end, are reflected in retained earnings of the current year. Under the accounting standards, "bonuses to directors and statutory auditors" are expensed as incurred. Effective as of March 31, 2004, Epson has adopted the accounting standards.

(10) Accrued warranty costs -

Epson provides an accrual for estimated future warranty costs based on the historical relationship of warranty costs to net sales. Specific warranty provisions are made for those products where warranty expenses can be specifically estimated.

(11) Income taxes -

The provision for income taxes is computed based on income before income taxes and minority interest in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

On May 29, 2003, the Company obtained approval from the National tax agency to file a consolidated tax return system effective from the year beginning April 1, 2003. The Company has adopted the consolidated tax return system for the calculation of income taxes effective from the year ended March 31, 2004. Under the consolidated tax return system, the Company consolidates all wholly owned domestic subsidiaries based on the Japanese tax regulations.

(12) Pension and severance costs -

The Company and its Japanese subsidiaries maintain defined benefit pension plans and defined contribution pension plans covering substantially all of their employees.

The Company and some of its Japanese subsidiaries maintain the welfare pension plan which is funded in conformity with the funding requirements of the Japanese Welfare Pension Insurance Law.

To supplement the welfare pension plan, the Company and some of its Japanese subsidiaries maintain tax qualified pension plans which are non-contributory defined benefit pension plans. These companies contribute amounts required to maintain sufficient plan assets to provide for accrued benefits, subject to limitations on expense deductibility under Japanese income tax laws.

The Company and one consolidated subsidiary changed approximately half of its tax qualified defined benefit plans to new tax qualified defined contribution plans and the remaining half from tax qualified defined benefit plans to new tax qualified corporate defined benefit plans effective from the year beginning April 1, 2004.

Pension benefits are determined based on years of service, basic rates of pay and conditions under which the termination occurs, and are payable at the option of the retiring employee either in a lump-sum amount or as an annuity. Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.

Unrecognized prior service costs are amortized based on the straight-line method over a period of five years beginning at the date of adoption of the plan amendment. Actuarial gains and losses are amortized based on the straight-line method over a period of five years starting from the beginning of the subsequent year.

Most of the Company's foreign subsidiaries have various retirement plans, which are primarily defined contribution plans, covering substantially all of their employees. Epson's funding policy for these defined contribution plans is to contribute annually an amount equal to a certain percentage of the participants' annual salaries.

With respect to the Company's directors and statutory auditors, who are not covered by the benefit plans for employees described above, provision is made for retirement benefits based on internal rules regarding directors' and statutory auditors' retirement benefits. In accordance with the Commercial Code of Japan, payments of retirement benefits for directors and statutory auditors are subject to approval by a resolution at the Company's shareholders' meeting.

(13) Revenue recognition -

Revenue from sale of goods is recognized at the time when goods are shipped. Revenue from services is recognized when services are rendered and accepted by customers.

(14) Research and development costs -

Research and development costs are expensed as incurred.

(15) Leases -

Epson leases certain office space, machinery and equipment and computer equipment from third parties.

Under Japanese accounting standards, capital leases, other than those under which ownership of the assets will be transferred to the lessee at the end of the lease term, are allowed to be accounted for as operating leases with footnote disclosure of the estimated acquisition cost, estimated accumulated depreciation and future estimated lease payments.

Epson has recorded substantially all leases as operating leases in the manner described in the preceding paragraph.

(16) Net income per share -

Net income per share is computed based on the weighted average number of shares of common stock outstanding during each applicable period.

Under the Japanese accounting standards concerning accounting for bonus to directors and statutory auditors, effective for the fiscal years beginning on or after April 1, 2003, the bonus to directors and statutory auditors have been charged to income in the year ended March 31, 2004.

(17) Appropriations of retained earnings -

Appropriations of retained earnings reflected in the accompanying consolidated financial statements have been recorded after approval by the shareholders as required under the Commercial Code of Japan. In addition to year-end dividends, the board of directors may declare interim cash dividends by resolution to the shareholders of record as of September 30 of each year.

3. U.S. dollar amounts:

U.S. dollar amounts presented in the accompanying consolidated financial statements and in these notes are included solely for the convenience of readers and are not audited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. As the amounts shown in U.S. dollars are for convenience only, a rate of ¥108.43 = U.S.$1, the rate of exchange prevailing at June 30, 2004, has been used.

4. Investments in debt and equity securities:

The aggregate cost and market value (carrying value) of other securities with market values, which was included in investment securities at June 30, 2004 was as follows:

	Millions of yen			
		Gross unrealized		
	Cost	Gains	Losses	Market value (carrying value)
Equity securities	¥4,392	¥4,584	(¥63)	¥8,913
Debt securities	53	3	(-)	56
Other	138	-	(-)	138
Total	¥4,583	¥4,587	(¥63)	¥9,107

	Thousands of U.S. dollars			
		Gross unrealized		
	Cost	Gains	Losses	Market value (carrying value)
Equity securities	$40,505	$42,277	($581)	$82,201
Debt securities	489	27	(-)	516
Other	1,273	-	(-)	1,273
Total	$42,267	$42,304	($581)	$83,990

The carrying amount of unlisted investment securities at June 30, 2004 was ¥19,006 million ($175,284 thousand).

For the three months ended June 30, 2004, there were no other-than-temporary impairments of securities with an aggregate market value. Impairments are principally recorded in cases where the fair value of other securities with determinable market values has declined in excess of 30% of cost. Those securities are written down to the fair value and the resulting losses are included in current income for the period.

5. Derivative financial instruments:

Epson enters into forward exchange contracts, currency options and interest rate swaps. Forward exchange contracts and currency options are utilized to hedge currency risk exposures. Interest rate swaps are utilized to hedge against possible future changes in interest rates on floating rate borrowings. Epson uses derivative instruments only for hedging purposes and not for purposes of trading or speculation.

The table below lists contract amounts, notional amounts and fair values of derivatives as at June 30, 2004 by transactions and type of instrument, excluding derivatives eligible for hedge accounting.

	Millions of yen		
Instruments	Contract amounts	Fair values	Unrealized gains (losses)
Forward exchange contracts:			
Sold -			
U.S. dollar (purchased Japanese yen)	¥3,849	¥3,879	(¥30)
Euro (purchased Japanese yen)	26,378	26,109	269
Sterling pound (purchased Japanese yen)	1,404	1,367	37
Australian dollar (purchased Japanese yen)	1,323	1,325	(2)
Thai baht (purchased U.S. dollar)	184	183	1
Polish zloty (purchased Euro)	345	349	(4)
Purchased -			
U.S. dollar (sold Japanese yen)	3,767	3,740	(27)
U.S. dollar (sold Taiwan dollar)	429	436	7
Euro (sold Japanese yen)	25	25	(0)
Total unrealized gains from forward exchange contracts			¥251

There were no interest rate swap transactions outstanding at June 30, 2004 other than derivatives eligible for hedge accounting.

	Thousands of U.S. dollars		
Instruments	Contract amounts	Fair values	Unrealized gains (losses)
Forward exchange contracts:			
Sold -			
U.S. dollar (purchased Japanese yen)	$35,497	$35,774	($277)
Euro (purchased Japanese yen)	243,272	240,791	2,481
Sterling pound (purchased Japanese yen)	12,948	12,607	341
Australian dollar (purchased Japanese yen)	12,202	12,220	(18)
Thai baht (purchased U.S. dollar)	1,697	1,688	9
Polish zloty (purchased Euro)	3,182	3,219	(37)
Purchased -			
U.S. dollar (sold Japanese yen)	34,741	34,492	(249)
U.S. dollar (sold Taiwan dollar)	3,956	4,021	65
Euro (sold Japanese yen)	231	231	(0)
Total unrealized gains from forward exchange contracts			$2,315

There were no interest rate swap transactions outstanding at June 30, 2004 other than derivatives eligible for hedge accounting.

These forward exchange contracts were entered into for hedging purposes. Unrealized gains and losses from these contracts are recognized in earnings. Forward exchange contracts assigned individually to monetary items denominated in foreign currencies are excluded from the above table.

6. Assets pledged as collateral for secured loans and debt:

Assets pledged as collateral for secured loans and debt at June 30, 2004 was as follows:

Pledged assets	Millions of yen	Thousands of U.S. dollars
Land	¥287	$2,647
Buildings and structures	1,176	10,846
Machinery and equipment	175	1,614
Total	¥1,638	$15,107

Secured loans and debt	Millions of yen	Thousands of U.S. dollars
Current portion of long-term debt	¥12	$111

In the three months ended June 30, 2004, Epson entered into line of credit agreements with four banks for an aggregate maximum amount of ¥40,000 million ($368,902 thousand). As at June 30, 2004, there were unused credit lines of ¥40,000 million ($368,902 thousand) outstanding and available.

7. Net income per share:

Net income per share for the three months ended June 30, 2004 was as follows:

	Millions of yen	Thousands of U.S. dollars
Net income attributable to common shares	¥17,608	$162,391
Weighted average number of common shares outstanding	196,364,297	
	Yen	U.S. dollars
Net income per share	¥89.67	$0.83

Epson had no dilutive potential common shares, such as convertible debt or warrants, outstanding for the three months ended June 30, 2004.

8. Cash flow information:

Cash and cash equivalents at June 30, 2004 was composed of the following:

	Millions of yen	Thousands of U.S. dollars
Cash and deposits	¥228,689	$2,109,094
Less:		
Short-tem bank loans (overdrafts)	(439)	(4,049)
Time deposits due over three months	(493)	(4,547)
Cash and cash equivalents	¥227,757	$2,100,498

9. Leases:

As described in Note 2 (15), Epson, as a lessee, charges periodic capital lease payments to expense when paid. Such payments for the three months ended June 30, 2004 amounted to ¥594 million ($5,478 thousand).

If capital leases that do not transfer the ownership of the assets to the lessee at the end of the lease term were capitalized, the capital lease assets at June 30, 2004 would have been as follows:

	Millions of yen	Thousands of U.S. dollars
Acquisition cost:		
Machinery and equipment	¥2,344	$21,618
Furniture and fixtures	5,826	53,730
Intangible assets	1,066	9,831
	9,236	85,179
Less: accumulated depreciation	5,543	51,120
Net book value	¥3,693	$34,059

Depreciation expenses for these leased assets for the three months ended June 30, 2004 would have been ¥554 million ($5,109 thousand), if they were computed in accordance with the straight-line method over the periods of these capital leases, assuming no remaining value.

Interest expense for these capital leases for the three months ended June 30, 2004 would have been ¥20 million ($184 thousand).

Future lease payments for capital leases at June 30, 2004 was as follows:

Future lease payments	Millions of yen	Thousands of U.S. dollars
Due within one year	¥1,702	$15,697
Due after one year	2,074	19,127
Total	¥3,776	$34,824

Future lease payments for non-cancelable operating leases as a lessee at June 30, 2004 was as follows:

Future lease payments	Millions of yen	Thousands of U.S. dollars
Due within one year	¥2,859	$26,367
Due after one year	8,380	77,285
Total	¥11,239	$103,652

In addition, future lease receipts for non-cancelable operating leases as a lessor at June 30, 2004 was as follows:

Future lease receipts	Millions of yen	Thousands of U.S. dollars
Due within one year	¥307	$2,831
Due after one year	1,953	18,012
Total	¥2,260	$20,843

10. Commitments and contingent liabilities:

Contingent liabilities for guarantee of employees' housing loans from banks at June 30, 2004 was ¥3,399 million ($31,347 thousand). Furthermore, the amount of discounted notes, which consisted of discounted letters of credit, at June 30, 2004 was ¥49 million ($452 thousand).

11. Segment information:

(1) Business segment information -

Epson is primarily engaged in the development, manufacture and sale of computer printers, liquid crystal displays ("LCDs"), semiconductor products and other products.

Epson operates manufacturing facilities in Japan, Asia, the Americas and Europe, and markets its products internationally through a global network of local sales subsidiaries.

Epson is engaged principally in the following three business segments categorized based on the nature of products, markets and marketing methods.

Information-related equipment segment, including color inkjet printers, laser printers, dot matrix printers, large format inkjet printers, and related supplies, color image scanners, LCD projectors, LCD monitors, label writers, mini-printers, printers for use in POS systems and personal computers.

Electronic devices segment, including small and medium-sized LCD modules, TFT LCD modules for LCD projectors, CMOS LSI, crystal units and crystal oscillators.

Precision products segment, including watches, watch movements, plastic corrective lenses, optical devices, precision industrial robots and IC handlers.

Operations not categorized in any of the above segments, such as services offered within Epson and new business still in the start-up phase, are categorized within "Other".

The table below summarizes the business segment information of Epson for the three months ended June 30, 2003 and 2004:

	Millions of yen			Thousands of U.S. dollars
	Three months ended June 30		Year ended March 31,	Three months ended June 30,
	2003	**2004**	2004	**2004**
Information-related equipment:				
Net sales:				
Customers	¥204,665	**¥211,819**	¥917,116	**$1,953,509**
Inter-segment	474	**636**	3,264	**5,866**
Total	205,139	**212,455**	920,380	**1,959,375**
Operating expenses	189,560	**197,505**	874,478	**1,821,498**
Operating income	¥15,579	**¥14,950**	¥45,902	**$137,877**
Electronic devices:				
Net sales:				
Customers	¥91,894	**¥99,922**	¥413,540	**$921,535**
Inter-segment	5,739	**7,176**	27,613	**66,181**
Total	97,633	**107,098**	441,153	**987,716**
Operating expenses	96,840	**87,943**	400,532	**811,058**
Operating income	¥793	**¥19,155**	¥40,621	**$176,658**
Precision products:				
Net sales:				
Customers	¥17,353	**¥19,856**	¥77,736	**$183,123**
Inter-segment	671	**1,066**	3,366	**9,831**
Total	18,024	**20,922**	81,102	**192,954**
Operating expenses	17,828	**19,797**	78,292	**182,579**
Operating income	¥196	**¥1,125**	¥2,810	**$10,375**
Other:				
Net sales:				
Customers	¥1,281	**¥1,330**	¥4,851	**$12,266**
Inter-segment	5,330	**8,333**	24,606	**76,851**
Total	6,611	**9,663**	29,457	**89,117**
Operating expenses	8,972	**12,162**	41,480	**112,164**
Operating loss	(¥2,361)	**(¥2,499)**	(¥12,023)	**($23,047)**
Eliminations and corporate:				
Net Sales	(¥12,214)	**(¥17,211)**	(¥58,849)	**($158,729)**
Operating expenses	(12,224)	**(17,213)**	(58,940)	**(158,747)**
Operating income	¥10	**¥2**	¥91	**$18**
Consolidated:				
Net Sales	¥315,193	**¥332,927**	¥1,413,243	**$3,070,433**
Operating expenses	300,976	**300,194**	1,335,842	**2,768,552**
Operating income	¥14,217	**¥32,733**	¥77,401	**$301,881**

(2) Geographic segment information -

Net sales are attributed to geographic segments based on the country location of the Company or the subsidiary that transacted the sale with the external customer. Principal countries and jurisdictions in each geographic segment are as follows:

"The Americas" mainly includes the United States, Canada, Brazil, Chile, Argentina, Costa Rica, Colombia, Venezuela, Mexico and Peru.

"Europe" mainly includes the United Kingdom, the Netherlands, Germany, France, Italy, Spain, Portugal and Russia.

"Asia/Oceania" mainly includes China (including Hong Kong), Singapore, Malaysia, Taiwan, Thailand, the Philippines, Australia, New Zealand, Indonesia, Korea and India.

The table below summarizes the geographic segment information of Epson for the three months ended June 30, 2003 and 2004:

	Millions of yen			Thousands of U.S. dollars
	Three months ended June 30		Year ended March 31,	Three months ended June 30,
	2003	**2004**	2004	**2004**
Japan:				
Net sales:				
Customers	¥156,134	**¥146,290**	¥686,553	**$1,349,165**
Inter-segment	118,171	**148,130**	491,089	**1,366,135**
Total	274,305	**294,420**	1,177,642	**2,715,300**
Operating expenses	263,356	**274,116**	1,141,043	**2,528,046**
Operating income	¥10,949	**¥20,304**	¥36,599	**$187,254**
The Americas:				
Net sales:				
Customers	¥51,259	**¥56,290**	¥224,683	**$519,137**
Inter-segment	9,977	**11,486**	42,320	**105,930**
Total	61,236	**67,776**	267,003	**625,067**
Operating expenses	60,284	**62,818**	255,937	**579,342**
Operating income	¥952	**¥4,958**	¥11,066	**$45,725**
Europe:				
Net sales:				
Customers	¥61,145	**¥75,926**	¥297,772	**$700,231**
Inter-segment	828	**446**	2,497	**4,113**
Total	61,973	**76,372**	300,269	**704,344**
Operating expenses	61,841	**72,836**	290,719	**671,733**
Operating income	¥132	**¥3,536**	¥9,550	**$32,611**
Asia / Oceania:				
Net sales:				
Customers	¥46,655	**¥54,421**	¥204,235	**$501,900**
Inter-segment	110,647	**126,630**	478,878	**1,167,850**
Total	157,302	**181,051**	683,113	**1,669,750**
Operating expenses	153,476	**172,434**	664,517	**1,590,279**
Operating income	¥3,826	**¥8,617**	¥18,596	**$79,471**
Eliminations and corporate:				
Net Sales	(¥239,623)	**(¥286,692)**	(¥1,014,784)	**($2,644,028)**
Operating expenses	(237,981)	**(282,010)**	(1,016,374)	**(2,600,848)**
Operating income (loss)	(¥1,642)	**(¥4,682)**	¥1,590	**($43,180)**
Consolidated:				
Net Sales	¥315,193	**¥332,927**	¥1,413,243	**$3,070,433**
Operating expenses	300,976	**300,194**	1,335,842	**2,768,552**
Operating income	¥14,217	**¥32,733**	¥77,401	**$301,881**

(3) Sales to overseas customers -

The table below shows sales to overseas customers by geographic region, and as a percentage of consolidated net sales, for the three months ended June 30, 2003 and 2004:

	Millions of yen			Thousands of U.S. dollars
	Three months ended June 30		Year ended March 31,	Three months ended June 30,
	2003	**2004**	2004	**2004**
Overseas sales:				
The Americas	¥55,303	**¥57,903**	¥235,116	**$534,012**
Europe	80,228	**86,235**	363,424	**795,306**
Asia/Oceania	69,703	**72,674**	310,806	**670,239**
Total	205,234	**216,812**	909,346	**1,999,557**
Consolidated net sales	¥315,193	**¥332,927**	¥1,413,243	**$3,070,433**
Percentage:				
The Americas	17.5%	**17.4%**	16.6%	
Europe	25.5	**25.9**	25.7	
Asia/Oceania	22.1	**21.8**	22.0	
Total	65.1%	**65.1%**	64.3%	

Supplementary Information

Consolidated First Quarter ended June 30, 2004

Cautionary Statement

This report includes forward-looking statements which are based on management's view from the information available at the time of the announcement. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to timely introduce new products and services in markets, consumption trend, competition, technology trend, exchange rate fluctuations.

1. Sales by division

(Unit: billion yen)

	Three months ended June 30, 2003	Three months ended June 30, 2004	Increase %	Forecast for the year ended March 31, 2005
Information-related equipment	205.2	212.4	3.6%	958.0
Imaging & information	164.5	186.1	13.1%	822.0
Visual instruments	17.2	18.4	7.2%	101.0
System device & PC	26.8	-	- %	-
Other	-	10.9	- %	48.0
Intra-segment sales	(3.3)	(3.0)	- %	(13.0)
Electronic devices	97.6	107.1	9.7%	543.0
Display	66.5	65.2	(1.9%)	371.0
Semiconductor	33.7	36.9	9.4%	153.0
Quartz device	9.0	12.8	41.8%	49.0
Other	0.8	0.7	(8.0%)	3.0
Intra-segment sales	(12.4)	(8.5)	- %	(33.0)
Precision products	18.0	20.9	16.1%	86.0
Other	6.6	9.7	46.2%	35.0
Inter-segment sales	(12.2)	(17.2)	- %	(65.0)
Consolidated sales	315.2	332.9	5.6%	1,557.0

(Note) Divisional category of information-related equipment segment is changed to "Imaging & information", "Visual instruments" and "Other" from the three months ended June 30, 2004 and the year ended March 31, 2005.

(Note) The divisional category of information-related equipment segment was "Imaging & information", "Visual instruments" and "System device & PC" before the fiscal year beginning on April 1, 2004. System device division was united to Imaging & information division in the year ended March 31, 2004. The divisional category of information related equipment segment was changed to "Imaging & information", "Visual instruments" and "Other" from the three months ended June 30, 2004 and the year ended March 31, 2005.

As a result of it, net sales increased by ¥16.0 billion in Imaging & information for the three months ended June 30, 2004, as compared with the amount of Imaging & information which was reported in the three months ended June 30, 2003, and decreased by ¥16.0 billion in Other for the three months ended June 30, 2004, as compared with the amount of System device & PC which was reported in the three months ended June 30, 2003.

Net sales will increase by ¥62.0 billion in Imaging & information for the year ended March 31, 2005, as compared with the amount of Imaging & information which was reported in the year ended March 31, 2004, and will decrease by ¥62.0 billion in Other for the year ended March 31, 2005, as compared with the amount of System device & PC which was reported in the year ended March 31, 2004.

The table below summarizes the sales by division of Epson for the three months ended June 30, 2003 and 2004, and the year ended March 31, 2005. The sales by division for the three months ended June 30, 2003 was categorized as if the new divisional classification had been applied retroactively.

(Unit: billion yen)

	Three months ended June 30, 2003	Three months ended June 30, 2004	Increase %	Forecast for the year ended March 31, 2005	Increase compared to year ended March 31, 2004 %
Information-related equipment	205.2	212.4	3.6%	958.0	4.1%
Imaging & information	178.3	186.1	4.4%	822.0	3.7%
Visual instruments	17.2	18.4	7.2%	101.0	15.7%
Other	13.0	10.9	(15.6%)	48.0	(11.2%)
Intra-segment sales	(3.3)	(3.0)	- %	(13.0)	- %
Electronic devices	97.6	107.1	9.7%	543.0	23.1%
Display	66.5	65.2	(1.9%)	371.0	24.3%
Semiconductor	33.7	36.9	9.4%	153.0	4.5%
Quartz device	9.0	12.8	41.8%	49.0	13.3%
Other	0.8	0.7	(8.0%)	3.0	3.6%
Intra-segment sales	(12.4)	(8.5)	- %	(33.0)	- %
Precision products	18.0	20.9	16.1%	86.0	6.0%
Other	6.6	9.7	46.2%	35.0	18.8%
Inter-segment sales	(12.2)	(17.2)	- %	(65.0)	- %
Consolidated sales	315.2	332.9	5.6%	1,557.0	10.2%

2. Business segment information

(Unit: billion yen)

	Three months ended June 30, 2003	Three months ended June 30, 2004	Increase %	Forecast for the year ended March 31, 2005	Increase compared to year ended March 31, 2004 %
Information-related equipment					
Net sales					
Customers	204.7	211.8	3.5%	957.0	4.3%
Inter-segment	0.5	0.6	33.9%	1.0	(69.4%)
Total	205.2	212.4	3.6%	958.0	4.1%
Operating expenses	189.6	197.5	4.2%	892.0	2.0%
Operating income	15.6	14.9	(4.0%)	66.0	43.8%
Electronic devices					
Net sales					
Customers	91.9	99.9	8.7%	513.0	24.1%
Inter-segment	5.7	7.2	25.0%	30.0	8.6%
Total	97.6	107.1	9.7%	543.0	23.1%
Operating expenses	96.8	87.9	(9.2%)	486.0	21.3%
Operating income	0.8	19.2	2,316.9%	57.0	40.3%
Precision products					
Net sales					
Customers	17.3	19.8	14.4%	81.0	4.2%
Inter-segment	0.7	1.1	58.9%	5.0	48.5%
Total	18.0	20.9	16.1%	86.0	6.0%
Operating expenses	17.8	19.8	11.0%	81.0	3.5%
Operating income	0.2	1.1	472.8%	5.0	77.9%
Other					
Net sales					
Customers	1.3	1.4	3.8%	6.0	23.7%
Inter-segment	5.3	8.3	56.4%	29.0	17.9%
Total	6.6	9.7	46.2%	35.0	18.8%
Operating expenses	9.0	12.2	35.6%	46.0	10.9%
Operating loss	(2.4)	(2.5)	-%	(11.0)	-%
Elimination and corporate					
Net sales	(12.2)	(17.2)	-%	(65.0)	-%
Operating expenses	(12.2)	(17.2)	-%	(65.0)	-%
Operating income	0.0	0.0	(83.6%)	0.0	-%
Consolidated					
Net sales	315.2	332.9	5.6%	1,557.0	10.2%
Operating expenses	301.0	300.2	(0.3%)	1,440.0	7.8%
Operating income	14.2	32.7	130.2%	117.0	51.2%

3 . Capital expenditure / Depreciation and amortization

(Unit: billion yen)

	Three months ended June 30, 2003	Three months ended June 30, 2004	Increase %	Forecast for the year ended March 31, 2005	Increase compared to year ended March 31, 2004 %
Capital expenditure	13.1	20.4	55.8%	181.0	163.2%
Information-related equipment	9.0	6.2	(31.5%)	37.3	13.0%
Electronic devices	2.1	11.6	448.4%	114.8	438.6%
Precision products	0.6	0.6	8.0%	4.8	21.2%
Other	1.4	2.0	46.6%	24.1	129.8%
Depreciation and amortization	26.2	22.7	(13.5%)	116.7	5.8%

4. Research and development

(Unit: billion yen)

	Three months ended June 30, 2003	Three months ended June 30, 2004	Increase %	Forecast for the year ended March 31, 2005	Increase compared to year ended March 31, 2004 %
Research and Development	20.6	20.9	1.4%	93.6	3.4%
R&D / sales ratio	6.5%	6.3%		6.0%	

5. Management indices

(Unit: %)

	Three months ended June 30, 2003	Three months ended June 30, 2004	Increase Point	Forecast for the year ended March 31, 2005	Increase compared to year ended March 31, 2004 Point
Return on equity (ROE)	1.8%	4.2%	2.4	14.6%	3.7
Return on assets (ROA)	1.0%	2.5%	1.5	8.7%	3.3
Return on sales (ROS)	3.9%	8.8%	4.9	6.9%	2.3

Note 1. ROE=Net Income / Beginning and ending balance average shareholders' equity

2. ROA=Income before income tax and minority interest / Beginning and ending balance average total assets

3. ROS=Income before income tax and minority interest / Net sales

6. Foreign exchange fluctuation effect on net sales

(Unit: billion yen)

	Three months ended June 30, 2003	Three months ended June 30, 2004	Increase
Foreign exchange effect	0.1	(9.3)	(9.4)
U.S. dollars	(3.9)	(4.8)	(0.9)
Euro	6.0	(1.4)	(7.4)
Other	(2.0)	(3.1)	(1.1)
Exchange rate			
Yen / U.S. dollars	118.50	109.77	
Yen / Euro	134.66	132.28	

Note: Foreign exchange effect=(Foreign currency sales for the period) x (average rate for the period – average rate for the same prior period)

7. Inventory

(Unit: billion yen)

	June 30, 2003	March 31, 2004	June 30, 2004	Increase compared to March 31, 2004
Inventory	182.8	155.9	184.7	28.8
Information-related equipment	112.2	96.9	120.3	23.4
Electronic devices	54.9	45.7	49.5	3.8
Precision products	13.9	12.1	13.4	1.3
Other/ Corporate	1.8	1.2	1.5	0.3
				(Unit: days)
Turnover by days	53	40	50	10
Information-related equipment	50	39	52	13
Electronic devices	51	38	42	4
Precision products	70	55	58	3
Other/ Corporate	26	15	15	-

Note: Turnover by days=ending balance of inventory / prior 3 months sales per day

8.Employees

(Unit: person)

	June 30, 2003	March 31, 2004	June 30, 2004	Increase compared to March 31, 2004
Number of employees at period end	79,311	84,899	85,643	744
Domestic	20,593	21,044	21,207	163
Overseas	58,718	63,855	64,436	581

File No. 82-34746

Section B item 4

July 27, 2004 Annual Report 2004

ANNUAL REPORT 20(

EPSON

Digital Image Innovation

Targeting the Convergence of Imaging Domains



A Leader in Digital Imaging

Epson is a leading name in the color printer, LCD projector, and small and medium-sized color LCD markets. Leveraging sophisticated and distinctive technology development capabilities and with a customer-oriented mindset, Epson has built a dominant presence in fields where we have an advantage. Our solid position in these industries is founded on firm partnerships with some of the world's best known companies.









The foundation of Epson's technology is the fusion of its production technology, ultra-precision processing technology, and our tireless pursuit of distinctive technology—which started out from the commercialization of quartz watches. This has been achieved by our distinctive development and production of our unrivaled low power consumption key devices. These base technologies are directly linked to the evolution and development of information-related equipment and electronic devices—the core elements of Epson's current business foundation.

Distinctive Strengths in Technology Development





Comprehensive Capabilities—From Key Devices to Finished Products

Epson's competitive edge in the market comes from the synergies of finished products and by developing and manufacturing key devices, which determines the competitiveness of finished products. In LCD projectors, for example, Epson's in-house capabilities in high-temperature polysilicon TFT LCD panels, a key device, and optical technology set us apart from competitors, allowing us to capture an overwhelming share of the global market.





One of Epson's strengths is software development capabilities that support strong finished products and key devices. "Print Image Matching," a software solution that spurred the growth of the color imaging technology Epson has accumulated in the printer business, is now accepted by virtually all digital camera manufacturers in Japan. Color imaging technology, consequently, is playing an important role in boosting higher resolution for LCD projectors and small- and medium-sized color LCDs.

Software Development Potential for Competitive Hardware



Strong Intellectual Properties

Epson has generated numerous, unrivaled commercial technologies by pursuing development in areas thought of as impossible by other companies. Epson believes that acquiring patents for new technologies can be a powerful ally to emerge as a winner amid fierce competition. Epson is striving forward by strategically filing patent applications to establish an enforceable patent portfolio. Through these efforts, Epson is steadily climbing in the rankings of published patent applications in Japan, and rankings for issued patents in the United States.

Patent Ranking


15th
10th
10th
9th
9th
18th
27th
31st
37th
43rd
1999
2000
2001
2002
2003
Ranking of Published Patent Applications in Japan*
Ranking of Issued Patents in the U.S.**

*Source: Epson, compiled from data released by the Japan Patent Office.
**Source: IFI Claims



Epson has aggressively moved forward in its globalization of production, sales and R&D activities. Epson conducts all processes from component production to assembly of finished products at overseas production sites, allowing us to enhance our cost competitiveness, respond to exchange rate fluctuations, and reduce lead times. On the sales side, Epson is structuring a sales system optimized to each region, to design products and develop sales and service strategies attuned to regional characteristics. Epson is also erecting a global R&D framework optimized to target regions.

Powerful Global Expansion



Management Philosophy

Epson is a progressive company,
trusted throughout the world
because of our commitment to customer satisfaction,
environmental conservation, individuality, and teamwork.
We are confident of our collective skills
and meet challenges with innovative and creative solutions.

(The Epson Management Philosophy has been translated into [illegible] languages
and is shared by all members of the Epson Group worldwide.)

Two Pillars of the Epson Management Philosophy

Business Planning and Ethical Conduct

Management Philosophy

Quality Philosophy | Environmental Philosophy

SE07 — "Creativity and Challenge"

Action07 — EPSON S&A

Yearly Plans — New Guidelines for High-Value Leaders

- Management Policies — One EPSON
- Business Objectives — Enhanced Visibility
- Operations Division Targets
- Individual Goals

Business Planning — Ethical Conduct

In this annual report, "Epson" refers to the Seiko Epson Group, while "the Company" refers to the parent company, SEIKO EPSON CORPORATION.

Cautionary Statement

This report includes forward-looking statements which are based on management's views from the information available at the time of the announcement. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to timely introduce new products and services in markets, consumption trends, competition, technology trends, and exchange rate fluctuations.

Contents

Consolidated Financial Highlights

SEIKO EPSON CORPORATION AND SUBSIDIARIES

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31,			Year ended March 31,
	2002	2003	2004	2004
Statement of income data:				
Net sales	¥1,274,109	¥1,322,453	¥1,413,243	$13,371,587
Gross profit	336,108	362,588	399,284	3,777,879
Selling, general and administrative expenses	309,912	313,228	321,883	3,045,539
Operating income	26,196	49,360	77,401	732,340
Income (loss) before income taxes and minority interest	(18,382)	31,629	65,058	615,555
Net income (loss)	(18,432)	12,510	38,031	359,835
Research and development costs	¥ 79,742	¥ 85,761	¥ 90,485	$ 856,136
Capital expenditures	197,533	89,111	70,379	665,900
Depreciation and amortization	129,151	125,809	110,314	1,043,751
Per share data (yen and U.S. dollars):				
Net income (loss)	¥ (121.37)	¥ 81.08	¥ 204.70	$ 1.94
Cash dividends	18.00	18.00	18.00	0.17
Balance sheet data:				
Current assets	¥ 622,415	¥ 645,310	¥ 709,169	$ 6,709,897
Property, plant and equipment (net of depreciation)	502,251	442,769	393,031	3,718,715
Total assets	1,241,161	1,196,080	1,206,491	11,415,375
Current liabilities	600,891	493,087	417,573	3,950,922
Long-term liabilities	357,549	419,069	372,009	3,519,813
Shareholders' equity	280,349	281,316	414,367	3,920,589

Note: U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥105.69=U.S.$1 as of March 31, 2004.

Net sales
Years ended March 31
(Billions of yen)



1,600
1,200
800
400
0
1,274.1
1,322.5
1,413.2
2002
2003
2004

Operating income
Years ended March 31
(Billions of yen)



80
60
40
20
0
26.2
49.4
77.4
2002
2003
2004

Net income (loss)
Years ended March 31
(Billions of yen)



40
20
0
−20
−40
−18.4
12.5
38.0
2002
2003
2004

To Our Stakeholders

To achieve the objectives of the Action07 mid-range business plan, Epson is capturing definitive opportunities for growth by leveraging its key devices to rapidly launch high-value-added products. At the same time, we are concentrating the capabilities of the Epson Group to promote structural reforms for establishing a stable earnings structure under the "One EPSON" banner to put the company on a solid track for future growth.

Fiscal Year Performance

Epson's main markets consist of information-related equipment, encompassing printers and LCD projectors, and electronic devices. In the information-related equipment segment, prices for both single-function and multifunction (all-in-one) printers edged lower as the shift to multifunction printers gathered momentum in the market. In LCD projectors, unit volumes increased as the business market continued to expand, but sales prices declined.

In the electronic device segment, demand for products used in mobile phones such as color LCDs, color LCD drivers, and graphics-rendering semiconductors grew as the switch to mobile phones with color LCDs gained substantial ground outside Japan. In Japan, demand grew from mobile phone users purchasing 3-G handsets and high-resolution built-in cameras.

In inkjet printers, part of our imaging & information products business, we set our products apart with inks that promise archival-quality prints. In addition to marketing DURABrite ink outside Japan, we introduced new inkjet printers to the Japanese market that feature Epson's unique "Tsuyo ink," which offers both photo-quality printing and outstanding image permanence. And with the launch of the PM-A850, a multifunction printer fully compatible with photo printing, we accelerated the Japanese market's transition to multifunction printers. In laser printers, we launched the LP-9000C and LP-7000C series of compact, lightweight and low-price A3 color laser printers. These products were part of a strategy for stimulating demand among offices that are still using older monochrome printers because of concerns over limited space and cost. In the visual instruments business, we began operations in our LCD projection TV business, an area where future growth is expected. In the electronic devices segment, the focus was on reforming our business structure with an eye on the future. Our actions included concentrating management resources in color LCDs and color LCD drivers, areas of high market growth in which Epson has notable technological strengths. At the same time, we pushed forward with activities for cutting fixed expenses and reducing procurement costs; closed a production site for monochrome STN-LCDs; and reached a basic agreement with SANYO Electric Co., Ltd. to integrate LCD businesses.

In the fiscal year ended March 31, 2004, these and other actions resulted in net sales of ¥1,413.2 billion, an increase of 6.9% over the previous year. Operating income jumped 56.8% year on year to ¥77.4 billion, while net income surged 204.0% to ¥38.0 billion.

Action07—Mid-range Business Plan

In January 2003, we announced our medium-to-long-term fundamental concept, SE07. SE07 clarifies Epson's direction for the future. Under the key slogan "Digital Image Innovation," we will concentrate management resources in three fields that comprise our strengths: printers, projectors and displays. We refer to these as the "3i" fields, namely, imaging on paper (i1), imaging on screen (i2) and imaging on glass (i3). While working to expand in each of these business domains, Epson will establish ties among and bring together the 3i fields to create new markets and businesses. In March 2004, Epson announced Action07, a mid-range business plan detailing concrete steps for achieving the objectives of SE07. Action07 is designed to spur sales growth by ensuring that Epson accurately grasps growth opportunities in each of the 3i fields, while encouraging the convergence of these fields in new areas. At the same time, we will conduct far-reaching reform of our product lines and cost structure, in a bid to reinforce Epson's earnings structure as it achieves growth. Targets for the fiscal year ending March 31, 2007, the final year of Action07, include net sales of ¥1,770.0 billion, and a recurring profit margin of at least 9%. Improving profit margins is the major focus of Action07. The fiscal year ending March 31, 2005 has been positioned as a time for bolstering Epson's internal framework for the transition to a high earnings structure. To this end, we are implementing the structural reforms required to ensure that Epson is capable of generating stable earnings under any business conditions. We want to lift our recurring profit margin to a record level of 7% as quickly as possible, boosting it to 10% over the medium to long term.

Advanced Technology Development Capabilities for Distinctive Products

Epson's strength lies in the ability to apply expertise in precision processing to produce in-house the key devices essential to the competitiveness of finished products. These skills were honed in the development and production of watches. By leveraging Epson's know-how in key devices, we develop technology that enhances product quality and delivers unmatched added value. And by launching such products ahead of competitors, we are realizing a stronger earnings structure as we grow. Based on an accurate grasp of customers' requirements, Epson uses its advanced technology skills to translate those needs into viable products, generating unrivaled products that surprise our customers in exciting new ways.

Epson's Unique Photo Strategy for Printers Unfolds

One of the core strategies of Action07 is Epson's Photo Strategy for inkjet printers. In short, the Photo Strategy calls for realization of home photo printing, enabling hassle-free printing of digital content at home or the office without



Saburo Kusama,
President & CEO

the use of a PC. We launched four printer models for realizing home photo printing, including a multifunction printer in October 2003, and PictureMate, a portable printer with a convenient handle for easy carrying, in April 2004. We will continue to introduce new products for home photo printing to make digital photography a more integral part of daily life.

Tenacious R&D to Build the Foundation for Future Growth

Epson's tenacious R&D capabilities are a key factor in its development of key devices. By persevering in areas that other companies have declared technologically impossible, we have brought Epson's unique skills to bear in the creation and development of new businesses. As a manufacturer, one goal is to excite our customers by generating a steady flow of products with high added value. This is the reason we strive to nurture new businesses that will form a base for growth five to ten years down the road. Epson is moving forward with the development of Organic Light-Emitting Diode (OLED) displays, a next-generation display technology that features low power consumption, high luminance, and a thinner profile than conventional flat panels.

A Stronger Corporate Structure

We have undertaken two measures for building Epson into a truly resilient company: enhancement of our product line and far-reaching reform of our earnings structure. Two years ago, we initiated a project for improving procurement activities that has yielded significant cost reductions. We have now launched the K-Project, which aims to lower the total cost to sales ratio (cost of production ratio + SG&A ratio) through an extensive review of Epson's business structure from a cost to sales perspective. As we promote operational reform in the wake of the integration of Epson's production and sales divisions, optimization of the Epson Group will be the guiding principle as we integrate procurement, production, sales and logistics activities incorporating the viewpoint of our customers. In the fiscal year ending March 31, 2005, we will initiate structural reforms targeting the production and sales framework for the printer business, a key source of earnings, to build a structure for securing profits on both the product and service sides of this business.

Through these measures, Epson is aiming for a ten percentage-point reduction in the cost to sales ratio by the fiscal year ending March 31, 2007. We are staunchly committed to actions for lowering the cost to sales ratio as the expected benefits are crucial to attaining our recurring profit margin goal of 9% or higher in the fiscal year ending March 31, 2007. At the same time, the aim is to have effectively debt-free operations by the fiscal year ending March 31, 2008. We are confident that these improvements in Epson's financial structure can be achieved a full year ahead of this schedule.

Maximizing the Benefits of Investment

Because Epson, through Action07, seeks to capture definitive opportunities in growth fields while strengthening its financial position, intensive cash flow management will be essential. As we give priority in our capital investment plans to investment in fields where we anticipate high returns, we will strive to wring the maximum benefit from the smallest possible investment.

We plan to make capital investments of nearly ¥320.0 billion during the three-year duration of Action07. In the fiscal year ending March 31, 2005, we intend to make capital investments of ¥120.0 billion to ¥130.0 billion, including strategic investments related primarily to electronic devices, a field where future growth is expected.

Becoming a Trusted Company

As a public company, maintaining stakeholder trust and stable earnings is one of Epson's most fundamental duties. Without the trust of our stakeholders, including our customers, business partners, shareholders, investors, employees, and local communities, our business would be impossible to sustain. Epson's Management Philosophy, which emphasizes earning the trust of society, ensures that this mindset prevails throughout the Epson Group. Backed by this philosophy, we have made Trustworthy Management the cornerstone of our business activities.

In light of the nature of its business operations, Epson remains committed to the system of corporate governance we have employed to date, which is underpinned by statutory auditors. The statutory auditors' ability to check the actions of Epson's management is strengthened by external statutory auditors. In terms of compliance, we have established a Compliance Management Committee responsible for compliance training and activities for promoting compliance awareness. We also have a Compliance Hotline through which Epson employees in Japan can voice their opinions and concerns on this vital issue. Trustworthy Management is not simply about legal and ethical compliance. To us, it means, among other things, providing dependable products and services that our customers can enjoy using, as well as generating stable profits over the long term for our shareholders and investors. It's also about making a worthwhile contribution to the creation of a better society, and establishing a base from which our employees can remain highly motivated with the Epson slogan "Creativity and Challenge" always firmly in mind. For Epson, the concept of Trustworthy Management means doing all of this and more, while continuing to fulfill our duties as a good corporate citizen. In June 2003, Epson was listed on the First Section of the Tokyo Stock Exchange. We saw this occasion as an opportunity to build even better bonds of trust by further tightening Epson's corporate structure.

As inter-company competition intensifies, every employee in the Epson Group has become a reform leader in his or her own right, and is constantly involved in bringing about internal changes. By bringing their collective skills to bear under the "One EPSON" banner, our goal is to leverage speedier management in realizing "Digital Image Innovation." To our shareholders and all other stakeholders, I ask for your continued guidance and support in all of our future endeavors.

June 2004



Saburo Kusama, President & CEO

Presenting Action07—the Action Plan for Realizing SE07

Amid far-reaching reforms to its earnings structure, Epson is seizing definitive opportunities for growth by taking advantage of its strengths in key devices to rapidly deliver high added-value products to the market.

- Reform Earnings Structure From the Ground Up
- Maintain Status as a Company Trusted by Stakeholders
- Unique R&D for Leaping Ahead of the Competition

Digital Image Innovation

~ Targeting the Convergence of Imaging Domains ~


SE07
Global Market
Home/Business Market
Broadband
Ubiquitous
Home Network
Broadcast
Wireless

Action 07

Net Sales ---------------------------- ¥1,770 billion

Recurring Profit Margin --------- 9.0% or higher

(Financial targets for the fiscal year ending March 31, 2007)

i1: Moving Epson's Photo Strategy Forward

i2: Making Information Stations a Reality

i3: Targeting the Top Spot in Mobile Displays

Strengthening Our Earnings Structure



Toshio Kimura
Executive Vice President & CFO

Through the Action07 mid-range business plan, Epson aims to bolster its financial position as it captures definitive opportunities in growth fields. To accomplish this, the Company is enacting extensive cash flow management to generate free cash flows of ¥150 billion during the three-year duration of the plan.

Investment Policy

While seizing clear opportunities in each of Epson's "3i" business domains, Action07 will attempt to spawn areas where these domains converge. To do this, cash flows must be redirected for investment in upcoming growth fields, from which Epson can expect to reap high future returns. Epson plans to make capital investments of nearly ¥320.0 billion during the three-year duration of Action07. In the fiscal year ending March 31, 2005, Epson is budgeting capital investments of ¥120.0 billion to ¥130.0 billion, including strategic investments in areas related primarily to electronic devices, a field where Epson anticipates future growth.

Epson will strive to squeeze maximum benefits from the smallest possible investment. Moreover, capital investments, in principle, will be conducted within the scope of cash flows from operating activities.

Epson will continue investing approximately 6% of net sales in R&D, the driving force for growth over the medium to long term.

FINANCIAL TARGETS FOR THE FISCAL YEAR ENDING MARCH 31, 2007 (CONSOLIDATED)

- Net sales .... ¥1,770 billion
- Recurring profit margin .... 9% or higher
- Free cash flows .... ¥150 billion
  (cumulating from FY2004 to FY2006)
- Capital investment .... ¥320 billion
  (cumulating from FY2004 to FY2006)

Note: Targets in the above chart do not include the impact of the establishment of a new company, SANYO EPSON IMAGING DEVICES CORPORATION, announced on March 24, 2004.

- Net debt outstanding .... Aim at zero net debt by the fiscal year

Improving Epson's Financial Position

Epson is improving its financial position to lay the groundwork for a future leap forward in growth. The Company has plans to generate free cash flows (cash flows from operating activities and cash flows from investing activities) of ¥150.0 billion over the three-year period ending March 2007, and expects to boost cash flows even higher the following fiscal year, when it aims to achieve a recurring profit margin of at least 10%. Cash flows over this four-year period should provide the funds for reducing interest-bearing

MAJOR STRATEGIC INVESTMENTS PLANNED FOR THE FISCAL YEAR ENDING MARCH 31, 2005

- Added production capacity for high temperature polysilicon TFT (Chitose, Suwa-Minami) .... approx. ¥30 billion
- New MD-TFD technologies/investments for productivity improvement (Toyoshina) .... approx. ¥4 billion
- Third production site for displays (enhance back-end capacity) (the Philippines) .... approx. ¥3 billion
- Enhance 0.18/0.15 μm wafer process capacity for mobile graphics engines, others (Sakata) .... approx. ¥8 billion

debt, with the goal of achieving virtually debt-free operations by the close of the fiscal year ending March 31, 2008. Epson will extend its focus beyond just earnings, taking steps to raise its inventory turnover rate and to streamline its balance sheet.

Far-reaching Cost-Structure Reform

Epson has seen benefits emerge from cost-reduction activities in line with its procurement reform program implemented over the two-year period ended March 31, 2004. To further enhance its business structure, Epson will capitalize on this cost-reduction know-how to conduct activities for lowering the total cost to sales ratio (cost of production ratio + SG&A ratio).

The basis for these activities is the integration of Epson's production and sales divisions, unifying low-cost production operations and merchandising and sales activities for selling at the best possible price.

To achieve this aim, Epson is undertaking an extensive review of its business structure from a total cost to sales standpoint, integrating product planning, design, technology, and production through to sales in a determined effort to reform its cost structure. Over Action07's three-year duration, Epson's lofty target is to lower the total cost to sales ratio by ten percentage points in its pursuit of far-reaching reform.

Conversely, the total cost to sales ratio appears set to rise in the fiscal year ending March 31, 2005, due mainly to lower sales prices for finished products and changes in Epson's product mix. In response, Epson is cutting costs companywide by at least ¥100.0 billion to lower the total cost to sales ratio. In these activities, Epson will reaffirm its commitment to the formula that "cost equals sales less target profit." At the same time, Epson will move forward under the "One EPSON" banner. Various measures will form the nucleus of these activities, including a rethink of design concepts, standardization and sharing of components and modules, and a review of distribution costs.

Epson will work harder than ever to launch products ahead of competitors and pursue technology that highlights the quality of Epson products.



Reforming the Earnings Structure From the Ground Up

Strategies for Printer Business



Norio Niwa
Executive Vice President

Epson is driving its Photo Strategy forward, utilizing high-quality and durable prints possible through its inkjet printers. By stepping beyond the traditional label of printers as "PC peripherals," Epson is striving to transform digital photography into an ordinary part of everyday life by making it easier for anyone in the family to print a variety of digital content.

Leveraging Epson's Strengths for a Unique Photo Strategy

High-quality photographs are a strong suit for Epson printers, praised by professional photographers and other artists for whom rich detail is a must. Going forward, Epson plans to further distinguish itself from rivals by extending its lineup of high-resolution, photo-quality printers that meet the exacting standards demanded by professionals.

As part of its unique Photo Strategy, Epson hopes to realize home photo printing, or hassle-free printing of digital content at home without using a PC. Epson launched four printer models for home photo printing during the year, including a multifunction printer in October 2003, PictureMate, a portable





Micro Piezo Printer Heads
Epson's printer heads utilize vibrations from a piezo element to fire ink. This method offers superior advantages in terms of high image resolution and printing speed.





< StylusPhoto RX600
This true multifunction printer is equipped to handle all photo printing needs.

PictureMate >
Equipped with a handle for easy carrying, this convenient printer makes printing vibrant, high-resolution photos anywhere in the home a snap.



printer with a convenient handle for easy carrying, in April 2004. Epson will continue to introduce new products for home photo printing to make digital photography a more integral part of daily life.

Business Model Innovation to Secure Earnings Through Products

To grow earnings in the future, Epson is drastically reforming its business model to secure earnings from both hardware and supplies. Epson has given highest priority to reducing development costs for multifunction printers, a product where growth in demand is expected. The goal is to lower costs to half of current levels by the fiscal year ending March 31, 2006. From design to marketing, Epson will lower costs at each stage in the production process. To achieve this, Epson will create a standardized product base from which it will pursue higher added value, through improved print quality and by adding functions. This, in turn, will give Epson the leverage to sell its products at ever more competitive prices.

Creating New Markets With the Most Compact, Lightweight and Fastest Laser Printers

The switch to the use of color in business documents, as a means of enhancing communication in business, continues apace. To give impetus to this transition in offices still using monochrome printers, Epson launched the LP-9000C and LP-7000C series of Offirio color laser printers in Japan. These products are powered by an engine independently developed and manufactured by Epson that has made them the most compact, lightweight and fastest products in their class. Running costs for monochrome printing are also on a par with monochrome laser printers. With these products, Epson has given offices still using monochrome printers the excuse they need to embrace color. In the years ahead, Epson will continue to drive demand for the switch from drab monochrome to vivid color.

Achieving "Epson = Photos"

Strategies for LCD Projector Business



Livingstation
With this product, Epson has realized high luminance and high resolution at an affordable price.

Substantial growth is predicted in the upcoming years for LCD projectors, including business projectors, home projectors and projection systems for large-screen LCD projection televisions. By zeroing in on these three markets, Epson seeks to extend its reach in the market for digital entertainment.



Expansion in Business Projectors

Many small- and medium-sized businesses, schools, and other organizations still use outmoded overhead projectors. Replacement of these is expected to fuel annual unit volume growth of more than 20% for business projectors. Because of this, Epson is planning to expand the business projection market by offering competitive product prices. With in-house production capabilities for high-temperature polysilicon TFT LCD panels, a key device, and other optical components, Epson has industry-leading production technology and an R&D structure that will further distinguish it from competitors. Epson is also shifting production to China and enacting other initiatives in pursuit of even lower production costs.

Dreamio
Creating a home projector that anyone can use was the concept behind this new product that adds another dimension to home entertainment.



LCD Projection TVs—Offering New Ways to Enjoy Visual Content

Taking advantage of its storehouse of projection technology, Epson is stimulating demand in the home with LCD projectors and LCD projection televisions. Amid the rapid shift to digital and high-definition formats in TV broadcasts, DVDs and other visual content, Epson offered a new way of enjoying video and visual images by launching an LCD projection TV, called "Livingstation," in the U.S. market in March 2004. (Sales in Japan began in May 2004.) Watching television on a large screen is not the only attraction of Livingstation. One of the product's biggest selling points is connectivity, enabling users to connect DVD players, photo viewers and an array of other input devices. As the trend toward digitization continues, Epson is seeking to clearly position this product as a display device for a variety of digital content in the home. By spurring the evolution of Livingstation and its successors into what it calls "Information Stations," Epson hopes to further distinguish its presence in the market.

Home Projectors That Bring Home Theater to Life

Home projectors are another strategic product Epson is using to open up the home market. In Japan, Epson launched a new home projector, Dreamio, in September 2003, that allows users to fully experience the power of high-vision video and other high-resolution visual content. To help get the word out about home projectors and popularize their use going forward, we will work with retail outlets to set up model rooms and other spaces where consumers can experience firsthand the compelling power of home projection.

We are Making Information Stations a Reality.



Strategies for Display Business



Seiji Hanaoka,
Executive Vice President & CTO

With a full lineup of products, from high-grade active color LCD modules to color STN LCD modules, Epson is busy beefing up its presence in mobile displays as the world's preeminent manufacturer of small- and medium-sized color LCDs.

Enhancing Productivity in Active Color Displays

The Crystal-Fine series is currently Epson's mainstay product in MD-TFD-type active color LCD modules. Epson is building a solid market position for these modules which, in addition to high image quality available only from Epson, feature low-power consumption and a compact design, for high marks in cost performance. At the Toyoshina Plant, Epson is making capital investments to accommodate new MD-TFD technology and to cope with increased demand going forward by boosting productivity for high-performance active color LCDs. With TFD modules considered to be the largest market for active color displays at the moment, Epson is hard at work enhancing its production capacity and broadening its lineup in this category.

Augmenting Back-end Processing as a Source of Competitiveness

The shift towards color handsets in the global mobile phone market represents an enormous business opportunity for Epson. Because orders for mobile phones can wildly vary, achieving an appropriate balance in inventory is the key to generating profits. Manufacturers must therefore devise production systems capable of flexibly responding to customer demands while keeping the smallest possible stock of products on hand. And

MID-TERM MARKET TRENDS IN MOBILE PHONES
(Years ending March 31)


(million units)
Panel demand
End-user demand
600
500
400
300
200
100
0
BW
Active high end
Active volume zone
CSTN

Source: Based on data compiled by the Company.
Note: Subpanels not included.



Color STN LCD modules
Epson has captured a leading position in the small- and medium-sized LCD market by forging ahead with development centered on products used primarily in mobile phones.

High temperature polysilicon (HTPS) TFT LCD panels
HTPS commands an overwhelming 55% share of micro-devices for the projection market.



back-end processing systems are especially vital to such capabilities. Epson has decided to establish a back-end processing site in the Philippines to augment its processing capacity and mitigate the potential risks of concentrating all such processing at its plant in Suzhou, China. These actions will give Epson a framework for meeting in a timely fashion the growing demands from major global clients for color LCD modules.

Business Integration With SANYO Electric Co., Ltd.

Epson believes that establishing a future framework for the mass production of low temperature polysilicon TFTs will be crucial as volumes increase for high-resolution displays exceeding 200 dpi. On May 6, 2004, Epson reached a basic agreement with SANYO Electric Co., Ltd. to merge their respective LCD businesses to form an Epson subsidiary, SANYO EPSON IMAGING DEVICES CORPORATION on October 1, 2004. Based on results of the two companies in 2003, the new company would have had a 28% share in LCDs for color mobile phones, a 28% share in LCDs for digital cameras, and a 36% share in LCDs for electronic viewfinders (EVF), making SANYO EPSON IMAGING DEVICES the fourth largest manufacturer in the world in terms of sales for the entire LCD industry, including large-screen LCDs.

By bringing together the core competencies of the two founding companies in technologies for compactness, higher resolution, higher definition and mass production, Epson and SANYO will pursue synergies that will lead to the supply of high-performance LCDs with outstanding cost performance, as Epson aims to become the world's preeminent manufacturer of small- and medium-sized color LCDs.

Epson is Targeting the Top Spot in Mobile Displays.



R&D and Patent Strategies

R&D Strategy

R&D ORGANIZATION

- RESEARCH AND DEVELOPMENT DIVISIONS OF THE CORPORATE HEADQUARTERS
  - INTELLECTUAL PROPERTY DIVISION Patent applications, establishment of issued patents
  - CORPORATE RESEARCH AND DEVELOPMENT DIVISION Advanced R&D (themes aimed at creating an advantage for Epson in the medium-to-long term) and R&D support for operating segments
    - OVERSEAS RESEARCH INSTITUTES (U.S., U.K., Spain)
  - NV PROJECT Ferroelectric Random Access Memory (FeRAM) Incubation Project
  - MATERIAL ANALYSIS & RESEARCH CENTER Development of products and devices, breakdown and analysis of production processes.
  - DESIGN CENTER Product-related planning, surveys, product design and packaging design
  - OLED TECHNOLOGICAL DEVELOPMENT DIVISION Development of OLED material and process component technologies and next-generation displays taking advantage of the features of LTPS (low-temperature polysilicon TFTs)
  - PRODUCTION ENGINEERING & DEVELOPMENT DIVISION Development and innovation of production technology
- RESEARCH AND DESIGN ORGANIZATIONS OF OPERATIONS DIVISIONS
  Development of new products, R&D for the enhancement of product functions and performance and development of production technologies
- EPSON SOFTWARE DEVELOPMENT LABORATORY, INC.
  Development of pre-installed product software

Epson is implementing a unique R&D program by anticipating future developments. The Company is creating new business domains and the next-generation of core technologies, realizing its goal of "Digital Image Innovation" by fusing core technologies as it strengthens and expands existing businesses.

R&D Costs

In the fiscal year ended March 31, 2004, R&D costs increased ¥4.7 billion, or 5.5%, year on year, to ¥90.5 billion. The ratio of R&D costs to net sales was 6.4%, down 0.1 of a percentage point from the previous year.

R&D costs consisted mainly of expenditures of ¥41.2 billion in Information-Related Equipment, ¥16.0 billion in Electronic Devices, and ¥1.7 billion in Precision Products. An additional ¥31.5 billion was spent in other business areas and for Epson on the corporate level. These expenditures were largely for next-generation core technologies, displays, semiconductors, and other technologies for development over the medium and long term. Going forward, Epson intends to maintain R&D costs at roughly 6% of net sales.

EPSON'S DEVELOPMENT VISION


i1
Printers
imaging on paper
i2
LCD projectors
imaging on screen
Technology and product development in the field of home imaging.
i0
Core devices
imaging support devices
Development of original core devices that strongly support the distinctiveness of i1, i2 and i3 products.
i3
Displays
imaging on glass

Pathfinder-style R&D Programs

Epson's course as set forth in its SE07 business strategy over the medium to long term is summed up in the phrase "Digital Image Innovation." To achieve this, Epson is focused on developing captivating products in the i1, i2, and i3 fields, as well as robust development in the so-called "i0" field of device technology that underpins finished products and which

RESIN COATING



Ordinary pigment-based ink
Unencapsulated colorant particles of nonuniform sizes and shapes cause diffuse reflection



Epson's pigment-based ink
Diffuse reflection is controlled by applying a resin coating

sets Epson apart. The corporate Head Office conducts major R&D in the 3i business areas, while supporting the efforts of business units in developing products and technology within three years pursuant to the mid-range business plan. To retain R&D superiority over the long term, Epson implements an R&D program built on a platform of core technological strengths that strives to anticipate future developments.

R&D Structure for Encouraging Organizational Synergies

Research and development divisions at the corporate Head Office and the operations divisions form the nucleus of Epson's R&D structure, an arrangement that heightens inter-organizational synergies and accelerates R&D speed. Under its policy of optimizing R&D locations, Epson has three overseas R&D sites in its global R&D infrastructure: Epson Research and Development, Inc. in San Jose, California, U.S.A., which researches image processing and next-generation semiconductor technologies; Cambridge Research Laboratory of Epson in Cambridge, U.K., which researches fundamental materials; and the Barcelona R&D Laboratory in Spain, which was established in July 2003. Once R&D themes reach a certain stage, greater weight is given to their business potential. If rapid commercialization is deemed viable, then eligible R&D themes are propelled to the next stage via a business incubation project under the direct control of the corporate Head Office. An NV (non-volatile memory) project was also established during the fiscal year ended March 31, 2004.

Development of Highly Durable Ink

Epson began mass production of both pigment and dye-based archival-quality inks that dramatically improve the storage stability of prints by bolstering resistance to light and ozone. These inks enable the printing of vibrant, high-resolution color photographs.

For pigment-based inks, Epson overcame initial technical hurdles by making each ink particle uniform on the smallest possible level and by dispersing them uniformly throughout an aqueous solution. Each pigment particle is coated with a transparent resin. The result is a stable ink with outstanding color expression, and a core technology for Epson's Photo Strategy.

DYE-BASED INKS		PIGMENT-BASED INKS
• Single molecules with well-defined chemical structures • Soluble in solutions • 1–2 nm in particles	Characteristics	• Molecules tend to aggregate • Insoluble in solution • 50–200 nm particles
• Clear, vivid color • Water and alcohol soluble • Good uniformity, excellent color	Strong points	• Not easily broken down by light • Good water and light resistance • Does not run easily
• Limited density • Subject to fading • Subject to bleeding	Weak points	• Easily clogs printer head nozzles • Difficult to achieve glossy finish
Because it is dissolved in water, ink tends to soak into paper.		Because the particles remain insoluble in water, the ink holds fast to the paper surface.

*These weaknesses are overcome by Epson's DURABright archival inks, which enable vibrant, photo-quality prints.

Test Production of Large-Screen Displays Using Organic Light-Emitting Diode (OLED) Technology



Film formation using inkjet technology



Prototype 40-inch OLED display

Epson has applied its proprietary inkjet technology to successfully develop the world's first prototype 40-inch full-color OLED. Applying its distinctive inkjet technology to overcome this hurdle, Epson developed an inkjet process for forming organic layers that accommodates large TFT substrates. Epson developed a prototype 40-inch full-color OLED, the world's largest.

OLEDs are derived from organic materials that emit light when an electric current is passed through them. Because of the superior advantages offered in terms of visibility, such as high contrast, wide viewing angles, and fast response times, as well as the possibility of thinner and lighter-weight screens, attention has focused on OLEDs as the next generation in flat panel displays. Particularly in the case of high polymer organic materials, using inkjet technology for film formation offers the following advantages:

- High-precision patterning, necessary for high-definition displays;
- High throughput film formation;
- An environmentally friendly process, with virtually no wasted materials; and
- Relative ease in producing large display panels.

By establishing a production process compatible with large substrates, Epson has paved the way not only for the emergence of large OLEDs, but also for lowering costs for small- and medium-sized displays by enabling multiple displays to be cut from a single large TFT substrate. Epson is pursuing development of these displays, ideal for applications from mobile phones to TVs, with the goal of commercialization in 2007.

FEATURES OF EPSON OLED DISPLAYS

Classification by Material
These are the different types of OLED materials. Readily soluble polymers can be used to pattern substrates using an inkjet process.

Classification by Driving Scheme
In OLEDs, the expression of each pixel is controlled by the flow of electric current. These are the various types of control methods. Epson is now utilizing low-temperature polysilicon TFTs for their outstanding performance.

By Film Formation
These are the different film formation methods for OLED materials. The advantages over the vapor deposition method in terms of larger screens and higher definition make the inkjet method viable for a wide range of applications.

By Market


Organic Light-Emitting Diode (OLED) Displays
Low-molecule materials
Polymer materials
Other
Passive matrix
Active matrix
Amorphous silicon TFT
Low-temperature polysilicon TFT
High-temperature polysilicon TFT
Vapor deposition method
Inkjet process
Printing, etc.
Large displays
Medium displays
Small displays

Other Recent R&D Achievements

- High-performance, single grain Si TFTs
Epson is using TFT microfabrication techniques to develop technology for substantially improving TFT performance. By increasing the size of silicon crystal grains, Epson has achieved mobility of 500 cm²/v.sec. This accomplishment means that TFTs are no longer simply applicable to displays but also hold promise for a wide range of other applications, including use in memories and semiconductors.



- High-output micropump
In its pursuit of micromechatronics technology, Epson has developed a high-output micropump. Made from piezoelectric elements, the power density of this compact (approx. 1 cm²) pump is more than 10 times that of conventional models per unit volume. Going forward, Epson expects to see this micropump prominently used in a number of applications.



- VCSEL
Epson is engaged in R&D for optical micro-transceivers. The bulk of this research is centered on the Vertical Cavity Surface Emitting Laser (VCSEL), a surface-emitting laser useable as a short-range optical communications device that Epson anticipates will generate substantial demand.



- Inkjet wiring
Epson is involved in R&D with the aim of achieving a harmonious balance of its business activities with the natural environment. One aspect of this research has focused on applying inkjets to the task of metal wiring, or interconnects. This technique could revolutionize production technology not only by sharply reducing production costs but by spurring dramatic improvement in the efficient use of materials.



- Diamond SAW oscillators
Epson developed one of the world's most compact diamond surface acoustic wave (SAW) oscillators, featuring minimal noise, high-speed buildup, and low power consumption. The performance of these oscillators has earned high marks from automobile manufacturers, with use in onboard automotive applications and wireless modules anticipated in the coming years.



- Participation in the NEDO Project
Epson, to establish core technologies for producing TFTs through ultra low-energy and ultra low-cost processes, is taking part in Japan's New Energy and Industrial Technology Development Organization (NEDO) Project. Epson and other cooperative partners on the project are involved in joint research into the development of technology for using liquid raw materials in the production of silicon transistors.

Patent Starategies

Respect for intellectual property, both its own and that of other companies, is deeply ingrained in the mindset and corporate behavior of the Epson Group. Under a productivity-driven system for managing intellectual properties, Epson is forming a robust patent portfolio as business units submit patent applications to acquire strongly enforceable property rights. Epson is seeking to broaden its business opportunities by leveraging this impressive portfolio.

A Worldwide Approach to Patents

To protect its global business interests, Epson strategically files patent applications and establishes strongly enforceable intellectual properties on a worldwide basis, not just in Japan and the United States. To enhance and expedite the approval process in the patent office, Epson gives regular presentations on its core technologies for patent examiners in each applicable country.

Vigorous Patent Management Encompassing Affiliates

In April 2001, Epson drafted a regulation for managing patents within Seiko Epson Corporation, and created a system for consolidating patent applications filed by Epson affiliates worldwide. This regulation provides for Epson a worldwide patent reward program. Through this program, applicable to ideas for business models at sales companies as much as to technology, Epson is providing the incentive to motivate those with potentially profitable ideas to come forward.

Epson's Intellectual Property Style

Epson's "Dolphin" (or Double Leading Patents by Promoting High Quality Innovations) program is a distinguishing feature of Epson's patent activities. By organizing development designers with a wealth of frontline experience to tackle major research themes, conducting patent searches, analyzing patents from other companies and exploring new inventions or drafting new applications, Epson can submit focused patent applications at the earliest stages of R&D. This process can help to steer the direction in which a given R&D topic is headed.

Reward System for Workplace Inventions

Today, the number of employee-instigated lawsuits over compensation for transferring the rights to inventions made in the workplace is rising. Epson considers its reward system for workplace inventions to be among the best in the industry. In light of recent court decisions, however, Epson cannot rule out the risk of possible litigation on this front. As a precaution, Epson is increasing transparency in this area by opening channels for input on its reward system and establishing a committee for deliberating the issue of inventions in the workplace. At the same time, Epson is altering its reward system as needed in response to legal trends in this area.

RANKING BY NUMBER OF PUBLISHED PATENT APPLICATIONS IN JAPAN

	2001		2002		2003	
1	Matsushita Electric Industrial Co., Ltd.	13,487	Matsushita Electric Industrial Co., Ltd.	14,153	Matsushita Electric Industrial Co., Ltd.	13,182
2	Canon Inc.	9,421	Canon Inc.	9,567	Canon Inc.	10,360
3	TOSHIBA CORPORATION	7,414	Sony Corporation	7,737	Sony Corporation	6,838
4	Sony Corporation	7,402	Ricoh Company, Ltd.	7,690	TOSHIBA CORPORATION	6,436
5	Hitachi, Ltd.	7,256	TOSHIBA CORPORATION	7,582	Ricoh Company, Ltd.	6,292
6	Mitsubishi Electric Corporation	5,918	Hitachi, Ltd.	6,787	Mitsubishi Electric Corporation	6,282
7	NEC Corporation	5,847	Mitsubishi Electric Corporation	6,339	Hitachi, Ltd.	6,158
8	Ricoh Company, Ltd.	5,146	FUJI PHOTO FILM CO., LTD.	4,693	FUJI PHOTO FILM CO., LTD.	5,727
9	FUJI PHOTO FILM CO., LTD.	4,370	SEIKO EPSON CORPORATION	4,678	SEIKO EPSON CORPORATION	5,604
10	SEIKO EPSON CORPORATION	4,219	NEC Corporation	4,577	SHARP CORPORATION	4,079
11	SANYO Electric Co., Ltd.	4,195	SHARP CORPORATION	4,484	SANYO Electric Co., Ltd.	3,604
12	SHARP CORPORATION	3,802	SANYO Electric Co., Ltd.	3,913	FUJITSU LIMITED	3,600
13	Matsushita Electric Works, Ltd.	2,939	DENSO CORPORATION	3,476	DENSO CORPORATION	3,215
14	FUJITSU LIMITED	2,884	FUJITSU LIMITED	2,866	MITSUBISHI HEAVY INDUSTRIES, LTD.	3,086
15	DENSO CORPORATION	2,618	MITSUBISHI HEAVY INDUSTRIES, LTD.	2,800	NEC Corporation	2,948

Source: Epson, compiled from data released by the Japan Patent Office. Shared patents are equally divided. Includes both published and republished patents.

U.S. ISSUED PATENTS/PATENT APPLICATIONS IN KOREA AND CHINA (2003)

United States

1	IBM Corporation	3,439
2	Canon Inc.	1,997
3	Hitachi, Ltd.	1,906
4	Matsushita Electric Industrial Co., Ltd.	1,821
5	Hewlett-Packard Development Company, L.P.	1,763
6	Micron Technology, Inc.	1,708
7	Intel Corporation	1,595
8	Koninklijke Philips Electronics NV.	1,355
9	Sony Corporation	1,354
10	FUJITSU LIMITED	1,338
11	Samsung Electronics Co., Ltd.	1,316
12	Mitsubishi Electric Corporation	1,265
13	TOSHIBA CORPORATION	1,217
14	NEC Corporation	1,198
15	General Electric Company	1,139
16	Advanced Micro Devices, Inc.	908
17	FUJI PHOTO FILM CO., LTD.	809
18	SEIKO EPSON CORPORATION	779
19	Texas Instruments Incorporated	771
20	Robert Bosch GmbH	758

Source: IFI Claims

Korea

1	Koninklijke Philips Electronics NV.	745
2	Matsushita Electric Industrial Co., Ltd.	631
3	SEIKO EPSON CORPORATION	443
4	Sony Corporation	429
5	IBM Corporation	403
6	Mitsubishi Electric Corporation	393
7	SANYO Electric Co., Ltd.	372
8	TOSHIBA CORPORATION	328
9	Canon Inc.	325
10	Hitachi, Ltd.	318

Source: Korean Intellectual Property Office

China

1	Matsushita Electric Industrial Co., Ltd.	1,817
2	Samsung Electronics Co., Ltd.	1,560
3	Canon Inc.	820
4	SEIKO EPSON CORPORATION	781
5	LG Electronics Inc.	624
6	TOSHIBA CORPORATION	583
7	IBM Corporation	581
8	Sony Corporation	560
9	Mitsubishi Electric Corporation	556
10	SANYO Electric Co., Ltd.	541

Source: State Intellectual Property Office of the People's Republic of China

Implementing Trustworthy Management

Epson's basic stance on corporate governance is encapsulated in its commitment to maintaining and sustaining "Trustworthy Management." Epson achieves this by reinforcing functions for checking management's activities and corporate ethical compliance so as to ensure highly transparent and sound management in the eyes of its customers, shareholders, employees and other stakeholders. This goes hand in hand with Epson's ongoing pursuit of enterprise value enhancement.


Corporate
Governance

Appropriate Governance Framework Attuned to Epson's Business Model

Epson uses the statutory auditor system. At the core of this system are five statutory auditors. In a drive to further heighten the independence of audits and increase transparency, a third external auditor was added to the statutory auditors following the General Shareholders' Meeting in June 2004. All auditors attend each of the statutory auditors' monthly meetings, as well as other meetings such as Board of Directors, the Management Deliberative Committee, that are vital to business execution. Statutory auditors are thus in a position to conduct their audits with the same level of information as directors. In contrast to the organizational separation of

MANAGEMENT STRUCTURE AT THE COMPANY


DECISION-MAKING, SUPERVISION, BUSINESS EXECUTION
AUDITS
STATUTORY AUDITORS
SHAREHOLDERS' MEETING
BOARD OF DIRECTORS
NOMINATING COMMITTEE
COMPENSATION COMMITTEE
GLOBAL MANAGEMENT DISCUSSIONS
SEED FORUM
REPRESENTATIVE DIRECTORS
DELIBERATIONS
MANAGEMENT DELIBERATIVE COMMITTEE
MANAGEMENT MEETING
BUSINESS UNIT DIRECTORS
SPECIAL DELIBERATION AREAS
CRISIS MANAGEMENT COMMITTEE
COMPLIANCE MANAGEMENT COMMITTEE
CAPITAL INVESTMENT DELIBERATIVE COMMITTEE
TRUST-BASED MANAGEMENT (CSR) PROMOTION COMMITTEE

business execution and management oversight common to the "Company with Committees" governance framework, Epson vests monitoring functions in the Board of Directors, which is underpinned by the statutory auditors. Epson's stance is that this system, whereby directors are responsible for business execution, is optimal for monitoring functions in light of the current configuration of Epson's business operations. The same reasoning prompted the decision to forego the appointment of external directors to the board.

With this stance in mind, Epson is appointing suitably qualified directors with the ability to concurrently perform both business execution and management oversight roles, and is broadening the jurisdictional scope of the Board of Directors, as it maintains a governance structure backed by the statutory auditors. While strengthening the operation of this structure, the search for an optimized governance structure will remain an ongoing issue for the consideration of management.

Epson is also increasing transparency in the appointment of directors and their remuneration. Two committees specifically responsible for exploring these issues were put in place in the fiscal year ended March 2004. The Nominating Committee is responsible for setting nomination criteria and the selection of candidates. The Compensation Committee is charged with defining the parameters of the remuneration system and drafting policies governing directors' remuneration. These committees conduct extensive deliberations in each respective area, ultimately presenting their conclusions for consideration by the Board of Directors.

Epson also has an internal compliance system in place that is designed to prevent any potential legal or internal regulatory violations at its operational divisions during the course of business execution. Epson's Auditing Office, under the direct control of the president, regularly audits the operations of business units and Epson subsidiaries, reporting its findings directly to the president.

Compliance

"No Hiding," "No Tricks," and "Report Bad News Quickly": Epson's Mantras for Maintaining a Sound Corporate Culture

Epson views compliance as a means of preventing one of the risks that corporations face: management risk. In contrast to external risk factors such as accidents, natural disasters, or social problems, the management risk Epson addresses

RISK MANAGEMENT SYSTEM SUPERVISED BY THE PRESIDENT AND THE FLOW OF INFORMATION


CRISIS MANAGEMENT COMMITTEE
(CHAIRED BY PRESIDENT)
COMPLIANCE MANAGEMENT COMMITTEE
(CHAIRED BY EXECUTIVE VICE PRESIDENT)
COMPLIANCE MANAGEMENT SUB-COMMITTEE
(CHAIRED BY BUSINESS UNIT HEADS, PRESIDENTS OF AFFILIATE COMPANIES)
RISK MANAGEMENT SUB-COMMITTEE
(CHAIRED BY BUSINESS UNIT HEADS, PRESIDENTS OF AFFILIATE COMPANIES)
OCCURRENCE OF RISK

concerns risks directly associated with its corporate activities; in other words, risks stemming from the actions of Epson employees.

To head off risks emerging from corporate activities, Epson has appointed a director who is responsible for compliance and has established a structure for promoting compliance. Major points of this framework include:

- A Compliance Management Committee for building and maintaining Epson's compliance structure
- A Legal Compliance Promotion Office responsible for operating the internal Compliance Hotline for reporting compliance issues
- In-house compliance training, including a Code of Conduct manual and Web-based seminars

When it comes to compliance, Epson is aware that no framework alone is enough, since corporate activities are determined by the thoughts and actions of employees. For this reason, "No Hiding," "No Tricks," and "Report Bad News Quickly" are mantras for Epson's senior management as they strive daily to maintain the Company's sound corporate culture.

For Epson, compliance of this kind is the cornerstone of its approach to corporate governance.

Risk Management

Risk Management Supervised by the President to Prevent Crises and Limit Damage

To remain true to its management philosophy as a company "trusted throughout the world," Epson recognizes that creating a framework for preventing and addressing crises that could seriously jeopardize operations is a priority for management. To this end, Epson has constructed a Group-wide crisis management structure capable of swiftly responding to changes in its business makeup and operating environment. This structure enables Epson to head off potential crises or to minimize the effect in the event of one.

The following policies guide Epson's actions concerning risk. To prevent crises, Epson works to (1) anticipate changes by reviewing its corporate formation to ensure optimal flexibility, and (2) tasks each corporate division to devise "peacetime measures" for dealing with potential crises. When a crisis arises, Epson moves to (1) tackle crises with comprehensive capabilities beyond that of the normal corporate hierarchy, and (2) assume full responsibility as befits a good corporate citizen, disregarding corporate egotism.

Epson's risk management structure is designed to manage crises with a potentially enormous impact

RISKS MANAGED BY EPSON


MANAGEMENT RISK
• LEAKAGE OF SENSITIVE INFORMATION
• CRIME AGAINST COMPANY
• PRODUCT LIABILITY
• QUALITY INCIDENTS
POLITICAL/ECONOMIC/SOCIAL RISKS
• COUNTRY RISK
RISKS FROM ACCIDENTS/NATURAL DISASTERS
• DAMAGE FROM DISASTERS
• COMPUTER SYSTEM CRASHES
COMPLIANCE MANAGEMENT

on the Group. Uniform risk management is then enacted by each organization across the Group. Should a crisis occur, Epson aims to marshal its comprehensive capabilities to swiftly meet the crisis head-on in an appropriate manner, while ensuring that its posture remains flexible vis-à-vis external changes. To ensure that information regarding significant risks is reported directly to the president, Epson has a Crisis Management Committee, composed of separate sub-committees responsible for risk management for each business unit, that is chaired by the company president. Epson has formulated a Crisis Management Program that clarifies definitions for seven types of crises (leakage of sensitive information, damage from disasters, country risk, crime against company, computer system crashes, product liability, and quality indicents), as well as the risk management organization, roles, preventative measures, and response for each crisis situation. This program has been compiled into a comprehensive brochure distributed Group-wide to promote an in-depth awareness of crisis management. For stakeholders, Epson utilizes IR and PR activities to proactively disclose facts in a timely manner regarding the status of risk management.

Bolstering the Disclosure Framework

Encouraging Stakeholder Understanding Through Fair and Timely Information Disclosure

In the spirit of fair disclosure, Epson meets its obligation to explain its activities to investors and other stakeholders through a commitment to timely, accurate disclosure of corporate information.

To this end, Epson has established an Investor Relations Dept. specializing in information disclosure. As well as daily corporate communications activities, the department is also charged with the swift announcement of quarterly financial results, ensuring a range of disclosure, organizing business presentations and operating Epson's website. Through these actions, the Investor Relations Dept. strives to foster an up-to-date and accurate understanding of Epson's corporate position.

Disclosures from Epson include mandatory disclosures such as earnings and securities reports, as well as annual reports, business reports, slides from presentations of financial results and other voluntary disclosures. At earnings presentations, Epson adequately explains business results and forecasts, and the policies and nature of its business activities. To foster greater understanding of the Company among stakeholders, and with the goal of ensuring that the value of Epson stock is accurately reflected in the market, earnings presentations are held each business period for the benefit of analysts and investors. Epson also sponsors presentations regarding its business activities as the need arises. In September 2003, Epson held a business presentation concerning its core inkjet printer operations, followed in December by an environmental management presentation to promote understanding of Epson's environmental initiatives. And in March, Epson offered a presentation on its new mid-range business plan.

In addition, Epson has also simplified access to its disclosures and presentation materials by posting them on its corporate website.

Environmental Activities

Epson has formulated an Environmental Philosophy that complements its Management Philosophy and engages in environmental management, viewing harmony with the environment as a priority management topic.

Epson conducts environmental management at the parent company and the entire Epson Group underpinned by the following environmental philosophy: "Epson fulfills its social obligations as a good corporate citizen through proactive initiatives for environmental protection based on high goals, in the pursuit of environmentally harmonious corporate activities." Specific environmental policies include:

- Creation and provision of environmentally friendly products
- Innovation and construction of all business processes to minimize Epson's environmental footprint
- Collection and recycling of end-of-life products
- Publication of information for and contributions to local and global society
- Ongoing improvement of Epson's environmental management system

Three policies for Epson in the area of products are energy-saving design, resource conservation, and the elimination of harmful substances. These policies guide product development by setting environmental objectives that must be met for Epson products from the product planning stage. Epson is also enhancing and extending its system for collecting and recycling end-of-life products at each of its bases worldwide.

In terms of business and production processes, Epson is determined to achieve its target of reducing total energy consumption by fiscal 2010 by 60% compared with the fiscal 1997 level. Alongside efforts to recycle waste generated during the course of business, Epson is seeking in its activities both to reduce the total volume of emissions and waste and to ramp up conversion back into useable resources. With sights set on becoming a leading environmental company wherever it operates, Epson actively discloses its environmental accomplishments and expertise in driving forward environmental conservation activities in partnership with the regions where it conducts business.

Twelve Overseas Production Sites Achieve Zero Emissions Level 1 (100% Recycling)

In the fiscal year ended March 31, 2004, 12 of Epson's production sites outside Japan achieved Zero Emissions Level 1, Epson's in-house standard for 100% recycling of waste generated by business activities. By the end of the fiscal year, this resulted in Epson achieving its objectives for comprehensive medium-term environmental initiatives drafted in 2001, with 28 sites operated by operations divisions and affiliates in Japan, and all 21 overseas business sites, achieving Zero Emissions Level 1 status.

Epson President Saburo Kusama Awarded the 2003 Akira Inoue EHS Award

In December 2003, SEMI (Semiconductor Equipment and Materials International) named Epson President Saburo Kusama as the recipient of the 2003 Akira Inoue Award for Outstanding Achievement in Environment, Health and Safety in the Semiconductor Industry. Recipients of this award are selected for their contribution to the fields of environment, health and safety in the semiconductor industry and society at large. This award acknowledges Epson's success in manufacturing innovative products while simultaneously enhancing environmental conservation during the course of its business activities. President Kusama is also the first Japanese national to receive this prestigious award.



Epson LCD Projector First to Receive EcoLeaf Environmental Label

In February 2004, Epson's LCD projector business acquired certification under the EcoLeaf environmental labeling system devised by the Japan Environmental Management Association for Industry (JEMAI), a public corporation that discloses quantitative environmental data. Epson was first to receive this certification in the field of LCD projectors. During the year, Epson released the EMP-74 and EMP-54 LCD projectors under the EcoLeaf label in Japan. The inkjet printer business, certified in October 2003, released the PX-V600 color inkjet printer under the EcoLeaf label.

Epson Given "AA" Environmental Rating by Tomatsu Evaluation and Certification Organization

In March 2004, Epson received an "AA" environmental rating from Tomatsu Evaluation and Certification Organization. This rating was based on the latest data disclosed by 449 companies through environmental reports and corporate websites as of March 31, 2004. One company was rated "AAA," with Epson and three others receiving "AA" ratings.

Epson Receives the Minister's Prize at the 13th Grand Prize for the Global Environment Award

In February 2004, Epson was awarded the Minister of Environment's Prize at the 13th Grand Prize for the Global Environment Award sponsored by the Japan Industrial Journal. This award was in recognition of Epson's unique concept of scalable, minimum fabs. This revolutionary concept for innovating production processes from the ground up enables current large-scale factories to be converted into compact varieties. Through this conversion, Epson proposes to sharply lower its total energy consumption in fiscal 2010 by reducing CO_2 emissions on a global, consolidated basis to 60% of its absolute quantity of emissions for fiscal 1997.

OTHER ENVIRONMENT TOPICS

May 14, 2003	Epson receives the 4th Environment for Tomorrow Award sponsored by the Asahi Shimbun.
May 22, 2003	The company provides backing for Shinshu University greening experiments in China.
July 2, 2003	Epson's Sustainability Report receives honors at Toyo Keizai Inc.'s 6th Green Reporting Award
August 22, 2003	Epson realizes the semiconductor industry's first closed cycle for used hydrofluoric acid
August 25, 2003	Epson launches a program to eliminate the six RoHS Directive substances
February 26, 2004	The Global Environmental Forum names Epson's Business Report as a runner-up in its Environmental Report Awards.



Corporate Citizenship Activities



Guided by a commitment to its Management Philosophy and to contributing to the betterment of society, Epson is involved in numerous activities throughout the globe that reaffirm its coexistence with the greater society

With a Management Philosophy that calls for "growing in partnership with society," Epson takes part in a variety of activities worldwide that uphold its coexistence with society. In the fiscal year ended March 31, 2004, the Company drafted a Social Contribution Philosophy and a related set of principles for promoting various activities for winning greater understanding from society of Epson and its employees.

See Epson's Sustainability Report for more information on this and other aspects of its social contribution activities.

Social Contribution Philosophy

The Seiko Epson Group, with the goal of coexistence with society as a responsible corporate citizen, and Group employees, as members of the community, will conduct a host of activities to earn the understanding of society as a whole as we strive together for its collective betterment.

[YOUTH EDUCATION AND AWARENESS]

Educational support for local schools

As part of FY03 Junior Achievement Industrial Sponsor activities to support youth education, Epson El Paso, Inc. and Epson de Juarez, S.A. de C.V. employees visited area schools to discuss the environment, business, ISO and other topics with local schoolchildren.

Construction of an elementary school in Cambodia

Since fiscal 2002, the Seiko Epson Labor Union, in association with the Shanti Volunteer Association, has been active in building schools in Cambodia. In December 2003, a ceremony was held to commemorate the completion of a second elementary school, as well as a groundbreaking ceremony on the site of a third planned school.

[SUPPORT FOR CULTURE AND THE ARTS]

Support for meteorological surveys and research

Since 1989, Epson Italia s.p.a has supported Epson Meteo Centro, which provides data for weather forecasts to Italy's main television and radio stations. Through this







non-profit organization, Epson Italia has also been a sponsor of the Ev-K2-CNR Project, which has seen, among other accomplishments, the establishment of a weather monitoring station in Nepal. Through Epson Italia, Epson is not only supporting a greater understanding of local weather conditions, but contributing to the analysis of meteorological trends on a global scale that characterize the Earth's unique ecological development.

Donations to the Saito Kinen Festival Matsumoto

Epson began its support of the Saito Kinen Orchestra in 1989. Since 1992, Epson has been a key corporate sponsor of the Saito Kinen Foundation, lending support to the annual Saito Kinen Festival Matsumoto in Nagano Prefecture.

Epson creates the world's largest photo-collage

Epson Singapore Pte. Ltd., alongside local volunteer associations and with donations collected from citizens in Singapore, created a 17m x 8m photo-collage, recognized by the *Guinness Book of World Records* as the world's largest. The collage was made from digital photos of the smiling faces of 16,800 city residents who made donations of 10 Singapore dollars or more. The collage was printed on an Epson Stylus Photo 2100 inkjet printer and was designed to resemble the shape of the nation of Singapore.

[COMMONWEAL ACTIVITIES]

Support for SARS countermeasures

To support measures to combat SARS, in May 2003, Epson China donated supplies valued at nearly 200,000 yuan and 800,000 yuan in funding to the National Health Department of the Ministry of State of the People's Republic of China as Epson's representative in that country. Six color laser printers and three LCD projectors were among the items donated.

Epson China also sponsored an in-house donation drive for an 11-year old girl who contracted SARS and lost her parents and grandmother to the disease. Donations were used to purchase 50,000 yuan in educational insurance as a gift for the young girl.

Management Topics



HDTV LCD Projection Television Enters the Home TV Market—Launch of Large-screen TV With Built-in Printer for the North American Market

The rapid pace of digitalization and shift to high-definition televisions in today's home TV market is spurring a sharp rise in demand for thinner, higher resolution, large-screen televisions. In early March 2004, Epson marked its full-scale entry into the home TV market by launching an LCD projection television with a built-in color printer under the brand name "Livingstation" for the North American market. Leveraging its long-standing expertise in LCD projection technology for this latest product, Epson adopted a projection method that delivers a large, high-definition picture at a relatively low price compared to conventional PDP and LCD systems. By introducing products that create a symbiosis of still and moving imagery, Epson is working to ensure that its products are prominently featured in living rooms everywhere.

EPSON and SANYO Agree to Merge LCD Businesses

On March 24, 2004, Epson and SANYO Electric Co., Ltd. (hereafter, SANYO) announced that they had agreed to a basic agreement to merge their LCD businesses in October 2004. And on May 6, 2004, the two companies announced the signing of a contract which will transfer control of these joint operations to a new Epson subsidiary, SANYO EPSON IMAGING DEVICES CORPORATION, on October 1, 2004. This contract was endorsed at Epson's General Shareholders' Meeting held on June 25, 2004.

SANYO EPSON IMAGING DEVICES will combine the various LCD businesses of Epson, SANYO, and SANYO subsidiaries Tottori SANYO Electric Co., Ltd. and SANYO LCD Engineering Co., Ltd. The new company will assemble the prominent skills of each in compact, high picture quality, high-definition, and mass production technology, pursuing synergies to become a leading manufacturer of small and medium-sized LCDs for mobile phones, digital still cameras (DSCs), and for use in automobiles.

Epson will hold 55% of the joint venture, while SANYO will control a 45% stake.

Epson's high-temperature polysilicon TFT business, and both companies' OLED programs, are excluded from this planned integration.



Epson Acquires Ultra-High-Frequency Diamond SAW Technology From Sumitomo Electric for a Stronger Lineup of Gigahertz SAW Devices

Epson has acquired patents, technical know-how, and production equipment relating to diamond-based surface acoustic wave (SAW) devices from Sumitomo Electric Industries, Ltd. Sumitomo Electric is a global leader in gigahertz devices built from diamond SAW technology. Some of the most promising applications for this technology include next-generation communications and onboard automotive systems, such as dedicated short-range communications (DSRC). Epson considers diamond SAW technology crucial to its own efforts to achieve gigahertz SAW devices. This latest acquisition of technology enables Epson to establish a fully integrated, in-house framework for developing everything from diamond wafers to SAW devices.

Epson and Renesas Technology Develop New Open-standard Specifications for the Mobile Video Interface

Epson and Renesas Technology Corporation have collaborated on the development of standard specifications for the Mobile Video Interface, a high-speed serial interface designed specifically for text and graphics displayed on mobile communications devices. The two companies have decided to make the specifications an open standard. By making this specification available on a license-free basis to mobile device makers and others in the mobile industry, Epson and Renesas Technology hope to enlist partners in spurring the market uptake of this new standard. Encouraging its spread will ensure even simpler architecture for the high-speed data transmissions required of mobile phones and other next-generation mobile equipment. It should also contribute to greater battery life, a present concern with mobile devices, and enable the provision of easier-to-use mobile equipment.

Epson Develops the World's Smallest Micro Flying Robot

Blazing a trail at the frontier of micromechatronic applications, Epson has developed the world's smallest micro flying robot, named µFR.

The µFR embodies some of the world's most advanced technologies. The compact, lightweight device is powered by two ultra-thin, ultrasound motors, and features the world's best power-to-weight ratio. The motors drive double-inversion propellers that generate lift for the µFR. This latest development broadens the scope for micro-robots from conventional two-dimensional applications to use in three-dimensional space, demonstrating the new possibilities that the field of micromechatronics has to offer.

Business Segments at a Glance

Information-Related Equipment Segment





Sales Composition


62.5%

Product Lineup

Imaging & Information Products

- Inkjet printers
- Laser printers
- Multifunction printers
- Dot matrix printers
- Image scanners

Visual Instruments

- LCD projectors
- LCD color monitors
- LCD projection TVs

Business Systems and PCs

- POS system-related products
- Miniprinters
- PCs

Electronic Devices Segment





Sales Composition


30.0%

Product Lineup

Displays

- Small and medium-sized color STN LCD modules
- MD-TFD LCD modules
- HTPS panel light valves for LCDs projectors

Semiconductors

- CMOS LSIs

Quartz Devices

- Crystal units
- Crystal oscillators

Precision Products Segment





Sales Composition


5.5%

Product Lineup

Watches

- Quartz watches
- Watch movements

Optical Products

- Plastic corrective lenses
- Optical devices

Factory Automation Systems

- Precision industrial robots
- IC handlers

Corporate History


Established in 1954
Hamazawa Kogyo Co., Ltd.
Established in 1957
Takagi Kogyo Co., Ltd.
Established in 1959
Tenryu Kogyo Co., Ltd.
Merged in 1983
Sanritsu Kogyo Co., Ltd.
Operations transferred in 1986
Merged in 1985
Okaya Precision Co., Ltd.
Merged in 1998
Established in 1968
Osachi Kogyo Co., Ltd.
Established in 1977
Okaya Kogyo Co., Ltd.
Established in 1959
Matsushima Kogyo Co., Ltd.
Established in 1961
Shiojiri Kogyo Co., Ltd.
Merged in 1990
Established in 1970
Shimauchi Seiki Co., Ltd.
Established in 1942
Daiwa Kogyo Co., Ltd.
Operations transferred in 1959
Suwa Seikosha Co., Ltd.
SEIKO EPSON CORPORATION
Established in 1961
Shinshu Seiki Co., Ltd.
Company name changed in 1982
Epson Co., Ltd.
Merged in 1985
Daini Seikosha Co., Ltd.,
Suwa Factory

Epson Milestones

Oct. 1964 : Seiko Group selected as the official timekeeper for the Olympic Games in Tokyo.

Aug. 1968 : Tenryu (Singapore) Pte. Ltd., (now Singapore Epson Industrial Pte. Ltd.), the first overseas manufacturing affiliate, established to manufacture watch cases, press-processed parts, and auto-lathed parts.

Sept. 1968 : Launched EP-101, the world's first miniprinter.

Apr. 1975 : Epson America, Inc. established as the first overseas sales subsidiary to market and sell computers, peripheral equipment and electronic devices.

June 1975 : Epson brand established.

May 1983 : Epson Sales Japan Corporation established as a sales company targeting the Japanese market.

Jan. 1985 : Shonai Electrical Industries Co, Ltd. (currently Tohoku Epson Corporation), a Japan-based production company, is established.

Nov. 1985 : Suwa Seikosha Co., Ltd., and Epson Corporation merge to become Seiko Epson Corporation.

Jan. 1990 : Epson Europe B.V., Epson's European regional headquarters, established in Amsterdam, the Netherlands.

Feb. 1998 : Seiko Group chosen as the official timekeeper for the Olympic Winter Games in Nagano.

Apr. 1998 : Epson (China) Co., Ltd. established in Beijing as Epson's regional headquarters in China.

Oct. 1998 : Epson Stylus Color 900 becomes the first color printer in space aboard the Space Shuttle Discovery.

June 2003 : Epson listed on the First Section of the Tokyo Stock Exchange.

ISO certification

Oct. 1992 : Complete elimination of CFCs from manufacturing process achieved at all factories and affiliates in Japan. Epson receives the 1992 Stratospheric Ozone Protection Award from the U.S. Environmental Protection Agency.

Apr. 1994 : ISO 9000 series certification for quality management systems acquired by all Epson plants in Japan.

May 2001 : ISO 14001 certification obtained for environmental management systems at all the Company's 68 major business sites around the world.

The Epson Brand

Originally developed to print official time records for the Tokyo Olympic Games, Epson's EP-101 mini-printer rode a wave of demand for printers accompanying the rapid uptake of calculators to become a runaway success, shipping a cumulative total of 1.44 million units. Encapsulating the hope that EP-101 would spawn a proud line of similarly valuable products, the letters EP (for electronic printer) were combined with the word SON to form the "EPSON" brand name.

Organization Chart


Shareholders
Statutory Auditors
Board of Directors
Chairman
Vice Chairman
Executive Vice Presidents
Managing Directors
President
Head Office
CSR & Environmental Affairs Division
Information Service & Support Office
CS/Quality Assurance Office
Intellectual Property Division
Corporate Research & Development Division
Production Engineering & Development Division
Production Management Division
OLED Technological Development Division
Strategic Business Development Division
Imaging Products Marketing Division
Imaging & Information Products Operations Division
Inkjet Printer & Photo Products Operations Division
Laser Printer Operations Division
Business System Operations Division
Visual Instruments Operations Division
Watch Operations Division
Optical Products Operations Division
Electronic Devices & Components Marketing & Sales Division
Semiconductor Operations Division
MD Operations Division
TFT Operations Division
Quartz Device Operations Division

(As of July 1, 2004)

Financial Section

Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

Net Sales

Consolidated net sales increased ¥90,790 million, or 6.9%, to ¥1,413,243 million. This growth was mainly attributable to an increase of ¥86,865 million, or 24.5%, in sales in the electronic devices segment to ¥441,153 million. Sales in the information-related equipment segment increased ¥4,523 million, or 0.5%, to ¥920,380 million.

Sales for each business segment were as follows.

In the information-related equipment segment, sales were up by ¥4,523 million year on year, or 0.5%, to ¥920,380 million. Results by product category were as follows.

Sales of laser printers, including related supplies, and the same applies to various printers mentioned below, climbed as the growing number of units in use led to higher sales volumes of supplies. Sales of inkjet printers increased. One reason was rising sales of multifunction printers, which offset the impact of falling sales volumes and falling prices for single-function printers. Results also benefited from higher sales of supplies as the number of inkjet printers in use climbed. Sales of scanners and other products fell as expansion of the multifunction printer market brought down sales of single-function scanners. There was also a decline in sales of monitors and modules, primarily a reflection of lower demand.

In the electronic devices segment, sales increased ¥86,865 million year on year, or 24.5%, to ¥441,153 million. Results by product category were as follows.

Sales of MD-TFD LCDs increased on higher sales volumes. Driving growth in demand was the introduction of new mobile phone models in Japan and the rising demand outside Japan for models equipped with color displays. Color STN-LCD sales also increased despite declining prices because of higher sales volumes, chiefly a reflection of the ongoing shift overseas from monochrome to color displays for mobile phones. In logic ICs, sales increased due to growth in demand for color LCD drivers, a product that has a high average price. Segment sales growth was impacted somewhat by a reduction in output of monochrome STN-LCDs because of the shift in demand overseas to color displays.

In the precision products segment, sales increased ¥1,357 million year on year, or 1.7%, to ¥81,102 million. Results by product category were as follows.

Sales of IC handlers climbed along with rising capital expenditures by semiconductor manufacturers. Sales of watches were lower. This was the net result of higher unit prices as Epson adopted a strategy of targeting opportunities created by the increasing sophistication of watches, and a downturn in sales volumes of components in the middle price range due to this strategic shift.

In the other segment, sales increased ¥3,147 million, or 12.0%, to ¥29,457 million.

Net Sales by Business Segments

	Millions of yen, except percentages					
	Year ended March 31					
	2002		2003		2004	
Information-related equipment	¥ 902,248	68.4%	¥ 915,857	66.6%	¥ 920,380	62.5%
Electronic devices	312,082	23.7	354,288	25.7	441,153	30.0
Precision products	78,188	5.9	79,745	5.8	81,102	5.5
Other	25,828	2.0	26,310	1.9	29,457	2.0
Total	1,318,346	100.0%	1,376,200	100.0%	1,472,092	100.0%
(Eliminations and corporate)	(44,237)		(53,747)		(58,849)	
Total net sales	¥1,274,109		¥1,322,453		¥1,413,243	

Cost of Sales and Gross Profit

Cost of sales increased ¥54,094 million, or 5.6%, to ¥1,013,959 million, falling 0.9 percentage point to 71.7% of net sales. Growth in cost of sales was due to the sales increase, while the decline in the sales cost ratio was the result of lower depreciation expenses mainly in the electronic devices segment.

Due to these factors, gross profit increased ¥36,696 million, or 10.1%, to ¥399,284 million, and the gross profit margin improved by 0.9 percentage point to 28.3% of net sales.

Selling, General and Administrative Expenses and Operating Income

Selling, general and administrative expenses increased ¥8,655 million, or 2.8%, to ¥321,883 million. A ¥5,151 million increase in salaries and wages, ¥1,376 million increase in sales promotion expenses and ¥771 million increase in shipping costs were largely responsible.

Due to these factors, operating income was up ¥28,041 million, or 56.8%, to ¥77,401 million, rising 1.8 percentage points to 5.5% of net sales.

Operating income for each business segment was as follows.

In the information-related equipment segment, operating income was down by ¥34,524 million, or 42.9%, to ¥45,902 million. This was the result of a decline in gross profit caused by falling prices for inkjet printers and laser printers, although sales rose in both categories. Inkjet printer margins benefited somewhat from the appreciation of the euro relative to the yen.

In the electronic devices segment, operating income was ¥40,621 million, ¥68,621 million higher than the loss in the prior fiscal year. The primary reasons for this dramatic turnaround were the benefits of higher sales, a reduction in basic materials costs and other expenses, and the contribution of lower depreciation expenses, due to a more selective investments policy, and a decline in selling, general and administrative expenses.

In the precision products segment, operating income increased ¥2,165 million, or 336.1%, to ¥2,810 million. Operating income benefited from higher gross profit from growth in sales of IC handlers; higher unit sales prices due to the strategy of targeting high-end watches; and the contribution to gross profit of cost reduction initiatives.

In the other segment, there was an operating loss of ¥12,023 million, an increase of ¥8,291 million compared to the prior fiscal year. This was mainly due to an increase in R&D costs.

Other Income and Other Expenses

During the year under review, other expenses subtracted from other income resulted in a net expense of ¥12,343 million, ¥5,388 million less than the net expense of ¥17,731 million in the prior fiscal year. The improvement was mainly due to reorganization costs totaling ¥23,955 million recorded in the prior fisical year, including the write-off of expenses for the adoption of technology accompanying the structural reform of the semiconductor business, and business restructuring expenses in conjunction with the reorganization of production sites. The prior fiscal year also included a ¥17,577 million gain on transfer to government of the substitutional portion of pension fund, the absence of which affected earnings for the fiscal year under review. Net loss of foreign exchange decreased ¥5,052 million.

Income Before Income Taxes and Minority Interests

Income before income taxes and minority interests increased ¥33,429 million, or 105.7%, to ¥65,058 million.

Income Taxes

Income taxes increased ¥7,916 million to ¥26,573 million, primarily because of the growth in income before income taxes and minority interest. Income tax rate per statement of income decreased from 59.0% to 40.9% mainly due to fluctuation of a valuation allowance associated with deferred tax assets.

Minority Interest

Minority interest decreased ¥8 million to ¥454 million.

Net Income

Net income increased ¥25,521 million, or 204.0%, to ¥38,031 million.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

For many years, the primary sources of liquidity at Epson have been operating cash flows and long-term and short-term loans from banks. In the year under review, Epson also procured funds through the issuance of common stock.

Net cash provided by operating activities increased from ¥159,504 million to ¥182,669 million in the fiscal year ended March 31, 2004. In the year under review, cash flows from operating activities increased mainly due to an increase in net income.

Net cash used in investing activities was ¥65,329 million compared with ¥107,943 million in the prior fiscal year. The decrease was mainly attributable to a lower level of payments for purchases of property, plant and equipment as a more selective policy was adopted.

Net cash used in financing activities was ¥40,918 million. In the prior fiscal year, net cash provided by financing activities was ¥9,111 million. In the year under review, ¥109,915 million was procured through our initial public offering and the issuance of common stock through the exercise of a greenshoe option. Furthermore, cash provided by operating activities was far higher than cash used in investing activities. A large share of these funds was used for repayment of short-term borrowings and long-term debt. As a result, total short- and long-term loans fell from ¥609,390 million at the end of the previous fiscal year to ¥457,000 million.

Due to these factors, there was a net increase of ¥72,895 million in cash and cash equivalents.

Long-term debt accounts for the majority of Epson's long-term liabilities. As of March 31, 2004, long-term debt, excluding the current portion, amounted to ¥346,769 million. Almost all of these loans are unsecured bank loans with a weighted average interest rate of 1.25% with maturities up to March 2009. Epson also relies on short-term bank loans and accounts payable as additional sources of liquidity. Epson is party to a line of credit with four banks to secure an efficient source of working capital in the total maximum amount of ¥40,000 million, all of which was unused as at March 31, 2004.

Financial Condition

Total assets as at March 31, 2004 were ¥1,206,491 million compared with ¥1,196,080 million as at March 31, 2003. Current assets increased ¥63,859 million while fixed assets decreased ¥53,448 million, mainly the result of an increase in accumulated depreciation. The increase in current assets was mainly due to a large increase in cash and cash equivalents, offset in part by a decrease in inventories and notes and accounts receivable, trade.

Total liabilities as at March 31, 2004 decreased to ¥789,582 million from ¥912,156 million as at March 31, 2003. Current liabilities decreased ¥75,514 million and long-term liabilities decreased by ¥47,060 million. The decrease in current liabilities was due mainly to decrease in short-term bank loans and the current portion of long-term debt. A decline in long-term debt was primarily responsible for the decrease in long-term liabilities.

Working capital, defined as current assets less current liabilities, increased from ¥152,223 million as at March 31, 2003 to ¥291,596 million as at March 31, 2004. There were decreases in inventories and notes and accounts receivable, trade, but increases in cash and cash equivalents, and decreases in short-term bank loans and the current portion of long-term debt.

The ratio of debt to total assets was 37.9% as at March 31, 2004, well below the 50.9% as at March 31, 2003.

Consolidated Balance Sheets

SEIKO EPSON CORPORATION AND SUBSIDIARIES

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
ASSETS	2003	2004	2004
Current assets:			
Cash and cash equivalents	¥ 192,288	¥ 265,183	$ 2,509,064
Time deposits	498	509	4,816
Notes and accounts receivable, trade	218,280	210,381	1,990,548
Inventories	167,478	155,856	1,474,652
Deferred income taxes	34,508	37,082	350,856
Other current assets	36,502	43,858	414,969
Allowance for doubtful accounts	(4,244)	(3,700)	(35,008)
Total current assets	645,310	709,169	6,709,897
Property, plant and equipment:			
Buildings and structures	378,268	376,195	3,559,419
Machinery and equipment	472,977	469,448	4,441,745
Furniture and fixtures	177,972	176,867	1,673,451
Land	53,794	52,106	493,008
Construction in progress	10,983	11,553	109,310
Other	979	835	7,900
	1,094,973	1,087,004	10,284,833
Accumulated depreciation	(652,204)	(693,973)	(6,566,118)
	442,769	393,031	3,718,715
Investments and other assets:			
Investment securities	24,778	28,207	266,884
Investments in affiliates	11,128	10,878	102,924
Long-term loans receivable	2,038	317	2,999
Deferred income taxes	9,929	2,764	26,152
Intangible assets	26,955	23,160	219,132
Other assets	34,053	39,720	375,816
Allowance for doubtful accounts	(880)	(755)	(7,144)
	108,001	104,291	986,763
Total assets	¥1,196,080	¥1,206,491	$11,415,375

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen March 31 2003	Millions of yen March 31 2004	Thousands of U.S. dollars March 31, 2004
Current liabilities:			
Short-term bank loans	¥ 142,198	¥ 62,851	$ 594,673
Current portion of long-term debt	70,258	47,380	448,292
Notes and accounts payable, trade	115,966	132,331	1,252,067
Accounts payable, other	77,492	81,785	773,820
Income taxes payable	8,316	6,731	63,686
Deferred income taxes	895	267	2,526
Accrued bonuses	13,590	17,083	161,633
Accrued warranty costs	14,275	14,283	135,141
Other current liabilities	50,097	54,862	519,084
Total current liabilities	493,087	417,573	3,950,922
Long-term liabilities:			
Long-term debt	396,934	346,769	3,281,001
Accrued pension and severance costs	9,242	8,055	76,214
Accrued directors' and statutory auditors' retirement allowances	2,403	1,729	16,359
Deferred income taxes	347	7,733	73,167
Other long-term liabilities	10,143	7,723	73,072
Total long-term liabilities	419,069	372,009	3,519,813
Minority interest in subsidiaries	2,608	2,542	24,051
Shareholders' equity:			
Common stock, no par value –			
2003 – Authorized 607,458,368 shares, issued 151,864,592 shares	12,531	–	–
2004 – Authorized 607,458,368 shares, issued 196,364,592 shares	–	53,204	503,397
Additional paid-in capital	10,259	79,501	752,209
Retained earnings	264,874	299,575	2,834,469
Net unrealized gains on other securities	167	3,087	29,208
Translation adjustments	(6,515)	(20,999)	(198,685)
Treasury stock	(0)	(1)	(9)
Total shareholders' equity	281,316	414,367	3,920,589
Commitments and contingent liabilities			
Total liabilities and shareholders' equity	¥1,196,080	¥1,206,491	$11,415,375

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Income

SEIKO EPSON CORPORATION AND SUBSIDIARIES

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2002	2003	2004	2004
Net sales	¥1,274,109	¥1,322,453	¥1,413,243	$13,371,587
Cost of sales	938,001	959,865	1,013,959	9,593,708
Gross profit	336,108	362,588	399,284	3,777,879
Selling, general and administrative expenses:				
Salaries and wages	68,380	72,597	77,748	735,623
Advertising	28,765	30,138	30,854	291,929
Sales promotion	34,741	30,364	31,740	300,313
Research and development costs	40,998	42,787	41,139	389,242
Shipping costs	17,624	19,756	20,527	194,219
Provision for doubtful accounts	91	665	414	3,917
Other	119,313	116,921	119,461	1,130,296
	309,912	313,228	321,883	3,045,539
Operating income	26,196	49,360	77,401	732,340
Other income:				
Interest and dividend income	1,311	1,289	1,684	15,933
Gain on transfer to government of the substitutional portion of pension liabilities	–	17,577	–	–
Reversal of specific warranty costs	–	2,982	–	–
Other	7,947	7,950	6,381	60,375
	9,258	29,798	8,065	76,308
Other expenses:				
Interest expenses	7,097	6,257	6,478	61,292
Net loss on foreign exchange	5,198	5,552	500	4,731
Loss on disposal of property, plant and equipment	7,484	3,233	3,711	35,112
Reorganization costs	4,865	23,955	2,044	19,340
Provision for specific warranty costs	21,797	–	–	–
Other	7,395	8,532	7,675	72,618
	53,836	47,529	20,408	193,093
Income (loss) before income taxes and minority interest	(18,382)	31,629	65,058	615,555
Income taxes:				
Current	6,618	12,368	15,210	143,911
Deferred	(6,948)	6,289	11,363	107,513
	(330)	18,657	26,573	251,424
Income (loss) before minority interest	(18,052)	12,972	38,485	364,131
Minority interest in subsidiaries	380	462	454	4,296
Net income (loss)	¥ (18,432)	¥ 12,510	¥ 38,031	$ 359,835
	Yen			U.S. dollars
Per share:				
Net income (loss)	¥(121.37)	¥81.08	¥204.70	$1.94
Cash dividends	¥ 18.00	¥18.00	¥ 18.00	$0.17

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Shareholders' Equity

SEIKO EPSON CORPORATION AND SUBSIDIARIES

	Number of shares issued	Millions of yen: Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Translation adjustments	Treasury stock	Total
Balance at March 31, 2001	151,864,592	¥ 12,531	¥ 10,259	¥ 276,305	¥ 1,565	¥ (9,877)	¥(1)	¥ 290,782
Net loss	–	–	–	(18,432)	–	–	–	(18,432)
Cash dividends	–	–	–	(2,734)	–	–	–	(2,734)
Bonuses to directors and statutory auditors	–	–	–	(208)	–	–	–	(208)
Net unrealized loss on other securities	–	–	–	–	(279)	–	–	(279)
Translation adjustments	–	–	–	–	–	11,219	–	11,219
Changes in treasury stock	–	–	–	–	–	–	1	1
Balance at March 31, 2002	151,864,592	12,531	10,259	254,931	1,286	1,342	(0)	280,349
Net income	–	–	–	12,510	–	–	–	12,510
Cash dividends	–	–	–	(2,734)	–	–	–	(2,734)
Bonuses to directors and statutory auditors	–	–	–	(98)	–	–	–	(98)
Increase due to affiliates newly accounted for under the equity method	–	–	–	265	–	–	–	265
Net unrealized loss on other securities	–	–	–	–	(1,119)	–	–	(1,119)
Translation adjustments	–	–	–	–	–	(7,857)	–	(7,857)
Balance at March 31, 2003	151,864,592	12,531	10,259	264,874	167	(6,515)	(0)	281,316
Net income	–	–	–	38,031	–	–	–	38,031
Issuance of common stock under public offering	44,500,000	40,673	69,242	–	–	–	–	109,915
Cash dividends	–	–	–	(3,134)	–	–	–	(3,134)
Bonuses to directors and statutory auditors	–	–	–	(196)	–	–	–	(196)
Net unrealized gain on other securities	–	–	–	–	2,920	–	–	2,920
Translation adjustments	–	–	–	–	–	(14,484)	–	(14,484)
Changes in treasury stock	–	–	–	–	–	–	(1)	(1)
Balance at March 31, 2004	196,364,592	¥53,204	¥79,501	¥299,575	¥ 3,087	¥(20,999)	¥(1)	¥414,367

	Thousands of U.S. dollars: Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Translation adjustments	Treasury stock	Total
Balance at March 31, 2003	$ 118,564	$ 97,067	$ 2,506,141	$ 1,580	$ (61,643)	$(0)	$ 2,661,709
Net income	–	–	359,835	–	–	–	359,835
Issuance of common stock under public offering	384,833	655,142	–	–	–	–	1,039,975
Cash dividends	–	–	(29,653)	–	–	–	(29,653)
Bonuses to directors and statutory auditors	–	–	(1,854)	–	–	–	(1,854)
Net unrealized gain on other securities	–	–	–	27,628	–	–	27,628
Translation adjustments	–	–	–	–	(137,042)	–	(137,042)
Changes in treasury stock	–	–	–	–	–	(9)	(9)
Balance at March 31, 2004	$503,397	$752,209	$2,834,469	$29,208	$(198,685)	$(9)	$3,920,589

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

SEIKO EPSON CORPORATION AND SUBSIDIARIES

	Millions of yen Year ended March 31 2002	2003	2004	Thousands of U.S. dollars Year ended March 31, 2004
Cash flows from operating activities:				
Net income (loss)	¥ (18,432)	¥ 12,510	¥ 38,031	$ 359,835
Adjustments to reconcile net income (loss) to net cash provided by operating activities –				
Depreciation and amortization	129,151	127,406	111,018	1,050,412
Reorganization costs	4,509	23,002	2,044	19,340
Accrual for net pension and severance costs, less payments	(9,590)	(18,212)	(13,338)	(126,199)
Net loss on sales and disposal of property, plant and equipment	5,067	1,978	5,511	52,143
Equity in net (gains) losses under the equity method	(976)	95	(172)	(1,627)
Deferred income taxes	(6,948)	6,289	11,363	107,513
Decrease in allowance for doubtful accounts	(1,230)	(459)	(261)	(2,470)
Decrease in accrued income taxes	(18,520)	(1,839)	(1,826)	(17,277)
Decrease in notes and accounts receivable, trade	73,680	20,636	6,224	58,889
Decrease in inventories	48,221	2,471	4,042	38,244
Increase (decrease) in notes and accounts payable, trade	(53,317)	(3,613)	13,247	125,338
Other	(331)	(10,760)	6,786	64,206
Net cash provided by operating activities	151,284	159,504	182,669	1,728,347
Cash flows from investing activities:				
Payments for purchases of property, plant and equipment	(222,300)	(85,274)	(65,416)	(618,942)
Proceeds from sales of property, plant and equipment	3,645	7,872	4,309	40,770
Payments for purchases of intangible assets	(10,980)	(8,898)	(7,917)	(74,908)
Payments of long-term prepaid expenses	(30,376)	(10,943)	(441)	(4,172)
Other	(18,347)	(10,700)	4,136	39,133
Net cash used in investing activities	(278,358)	(107,943)	(65,329)	(618,119)
Cash flows from financing activities:				
Decrease in short-term borrowings	(82,668)	(56,723)	(76,076)	(719,803)
Proceeds from long-term debt	222,222	150,644	92,530	875,485
Repayments of long-term debt	(34,488)	(81,568)	(164,304)	(1,554,584)
Issuance of common stock	–	–	109,915	1,039,975
Cash dividends	(2,734)	(2,734)	(3,134)	(29,653)
Other	(631)	(508)	151	1,429
Net cash provided by (used in) financing activities	101,701	9,111	(40,918)	(387,151)
Effect of exchange rate fluctuations on cash and cash equivalents	2,389	307	(3,527)	(33,371)
Net increase (decrease) in cash and cash equivalents	(22,984)	60,979	72,895	689,706
Cash and cash equivalents at the beginning of the year	154,293	131,309	192,288	1,819,358
Cash and cash equivalents at the end of the year	¥ 131,309	¥ 192,288	¥ 265,183	$ 2,509,064
Supplemental disclosures of cash flow information:				
Cash received and paid during the year for –				
Interest and dividend received	¥ 1,449	¥ 2,227	¥ 1,681	$ 15,905
Interest paid	¥ (7,446)	¥ (6,143)	¥ (6,610)	$ (62,541)
Income taxes paid	¥ (25,138)	¥ (14,207)	¥ (17,036)	$ (161,188)

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

SEIKO EPSON CORPORATION AND SUBSIDIARIES

1. Basis of presenting consolidated financial statements

(1) Background

Seiko Epson Corporation (the "Company") was originally established as a manufacturer of watches but later expanded its business to provide key devices and solutions for the digital color imaging markets through the application of its proprietary technologies. The Company operates its manufacturing and sales business mainly in Japan, the Americas, Europe and Asia/Oceania.

(2) Basis of presenting consolidated financial statements

The Company and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in their respective country of domicile.

The accompanying consolidated financial statements of the Company and its consolidated subsidiaries and affiliates (collectively "Epson") are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan.

The accompanying consolidated financial statements incorporate certain reclassifications and rearrangements in order to present them in a form that is more familiar to readers outside Japan. In addition, the notes to the consolidated financial statements include information that is not required under generally accepted accounting principles in Japan, but which is provided herein as additional information. However, none of the reclassifications nor rearrangements have a material effect on the financial statements.

2. Summary of significant accounting policies

(1) Consolidation and investments in affiliates

The accompanying consolidated financial statements include the accounts of the Company and those of its subsidiaries that are controlled by Epson. Under the effective control approach, all majority-owned companies are to be consolidated. Additionally, companies in which share ownership equals 50% or less may be required to be consolidated in cases where such companies are effectively controlled by other companies through the interests held by a party who has a close relationship with the parent in accordance with Japanese accounting standards. All significant inter-company transactions and accounts and unrealized inter-company profits are eliminated upon consolidation.

Investments in affiliates in which Epson has significant influence are accounted for using the equity method. Consolidated income includes Epson's current equity in net income or loss of affiliates after elimination of unrealized inter-company profits.

The excess of the cost over the underlying net equity of investments in subsidiaries and affiliates accounted for under the equity method is recognized as a "consolidation adjustment" included in the intangible assets account and is amortized on a straight-line basis over a period of five years.

(2) Foreign currency translation and transactions

Foreign currency transactions are translated using foreign exchange rates prevailing at the respective transaction dates. Receivables and payables in foreign currencies are translated at the foreign exchange rates prevailing at the respective balance sheet dates.

All the assets and liabilities of foreign subsidiaries and affiliates are translated at the foreign exchange rates prevailing at the respective balance sheet dates, and all the income and expense accounts are translated at the average foreign exchange rates for the respective periods. Foreign currency financial statement translation differences are recorded in the consolidated balance sheet as a separate component of shareholders' equity.

(3) *Cash and cash equivalents*

Cash and cash equivalents included in the consolidated financial statements are composed of cash on hand, bank deposits that may be withdrawn on demand and highly liquid investments purchased with initial maturities of three months or less and which present low risk of fluctuation in value.

(4) Financial instruments

Investments in debt and equity securities:

Investments in debt and equity securities are classified into three categories: 1) trading securities, 2) held-to-maturity debt securities, and 3) other securities. These categories are treated differently for purposes of measuring and accounting for changes in fair value.

Trading securities held for the purpose of generating profits from changes in market value are recognized at their fair value in the consolidated balance sheets. Unrealized gains and losses are included in current income. Held-to-maturity debt securities are expected to be held to maturity and are recognized at historical or amortized cost in the consolidated balance sheets. Other securities for which market quotations are available are recognized at fair value in the consolidated balance sheets. Unrealized gains and losses for these other securities are reported as a separate component of shareholders' equity, net of tax. Other securities for which market quotations are unavailable are stated at cost, based on the weighted average cost method. Other than temporary declines in the value of other securities are reflected in current income.

Derivative financial instruments:

Derivative instruments (i.e., forward exchange contracts, interest rate swaps and currency options) are recognized as either assets or liabilities at their respective fair values at the date of contract, and gains and losses arising from changes in fair value are recognized in earnings in the corresponding fiscal period. If certain hedging criteria are met, such gains and losses are deferred and accounted for as assets or liabilities.

For interest rate swaps, if certain hedging criteria are met, interest rate swaps are not recognized at their fair values as an alternative method under Japanese accounting standards. The amounts received or paid for such interest rate swap arrangements are charged or credited to income as incurred.

Allowance for doubtful accounts:

Allowance for doubtful accounts is calculated based on the aggregate amount of estimated credit losses for doubtful receivables plus an amount for receivables other than doubtful receivables calculated using historical write-off experience from certain prior periods.

(5) Inventories

Inventories are stated at the lower of cost or market value, where cost is primarily determined using the weighted average cost method.

(6) Property, plant and equipment

Property, plant and equipment, including significant renewals and improvements, are carried at cost less accumulated depreciation. Maintenance and repairs, including minor renewals and improvements, are charged to income as incurred. Depreciation of property, plant and equipment is mainly computed based on the declining-balance method for the Company and its Japanese subsidiaries and on the straight-line method for foreign subsidiaries at rates based on the estimated useful lives. For buildings acquired by the Company and its Japanese subsidiaries on or after April 1, 1998, depreciation is computed based on the straight-line method, which is prescribed by Japanese income tax laws. When property, plant or equipment is retired or disposed of, the difference between the net book value and sales proceeds, if any, is charged or credited to income.

The estimated useful lives of depreciable assets principally range from eight to fifty years for buildings and structures and principally range from two to eleven years for machinery and equipment.

(7) Intangible assets

Amortization of intangible assets is computed using the straight-line method. Amortization of software for internal use is computed using the straight-line method over its estimated useful life, ranging from three to five years.

(8) Impairment of long-lived assets

On August 9, 2002, the Business Accounting Council of Japan issued new accounting standards entitled "Statement of Opinion on the Establishment of Accounting Standards for Impairment of Fixed Assets". Further, on

October 31, 2003, the Accounting Standards Board of Japan issued Financial Accounting Standards Implementation Guidance No. 6 – "Application Guidance on Accounting Standards for Impairment of Fixed Assets". Effective as of March 31, 2004, Epson has elected to early adopt these new accounting standards for impairment of fixed assets.

As a result of adopting the new accounting standards, property, plant and equipment at March 31, 2004 decreased by ¥1,671 million ($15,810 thousand), and income before income taxes and minority interest for the year ended March 31, 2004 decreased by the same amount, as compared with the amount which would have been reported if the previous standards had been applied consistently.

(9) Accrued bonuses

Accrued bonuses to employees are provided for the estimated amounts which Epson is obligated to pay to employees after the fiscal year-end, based on services provided during the current period.

On March 9, 2004, the Accounting Standards Board of Japan issued new accounting standards concerning accounting for bonuses to directors and statutory auditors, effective for the first fiscal year ending after this standards issued. In the financial statements for fiscal years prior to April 1, 2003, "bonuses to directors and statutory auditors", which are determined through appropriation of retained earnings by resolution of general shareholders' meeting subsequent to fiscal year-end, are reflected in retained earnings of the current year. Under the new accounting standards, "bonuses to directors and statutory auditors" are expensed as incurred. Effective as of March 31, 2004, Epson has adopted the new accounting standards.

Effective as of March 31, 2004, accrued bonuses to directors and statutory auditors are provided for the estimated amounts which Epson is obligated to pay to directors and statutory auditors subject to the resolution of general shareholders' meeting subsequent to the fiscal year-end.

(10) Accrued warranty costs

Epson provides an accrual for estimated future warranty costs based on the historical relationship of warranty costs to net sales. Specific warranty provisions are made for those products where warranty expenses can be specifically estimated.

(11) Income taxes

The provision for income taxes is computed based on income before income taxes and minority interest in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

On May 29, 2003, the Company obtained approval from the National tax agency to file a consolidated tax return system effective from the year beginning April 1, 2003. The Company has adopted the consolidated tax return system for the calculation of income taxes effective from the year ended March 31, 2004. Under the consolidated tax return system, the Company consolidates all wholly owned domestic subsidiaries based on the Japanese tax regulations.

(12) Pension and severance costs

The Company and some of its Japanese subsidiaries maintain a defined benefit pension plan covering substantially all of their employees. The welfare pension plan is funded in conformity with the funding requirements of the Japanese Welfare Pension Insurance Law. The welfare pension plan covered the substitutional portion of the governmental welfare pension program and non-substitutional portion under which contributions are made by these companies and their employees.

To supplement the welfare pension plan, the Company and some of its Japanese subsidiaries maintain tax qualified pension plans which are non-contributory defined benefit pension plans. These companies contribute amounts required to maintain sufficient plan assets to provide for accrued benefits, subject to limitations on expense deductibility under Japanese income tax laws.

Pension benefits are determined based on years of service, basic rates of pay and conditions under which the termination occurs, and are payable at the option of the retiring employee either in a lump-sum amount or as an annuity. Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.

Unrecognized prior service costs are amortized based on the straight-line method over a period of five years beginning at the date of adoption of the plan amendment. Actuarial gains and losses are amortized based on the straight-line method over a period of five years starting from the beginning of the subsequent year.

Most of the Company's foreign subsidiaries have various retirement plans, which are primarily defined contribution plans, covering substantially all of their employees. Epson's funding policy for these defined contribution plans is to contribute annually an amount equal to a certain percentage of the participants' annual salaries.

With respect to the Company's directors and statutory auditors, who are not covered by the benefit plans for employees described above, provision is made for retirement benefits based on internal rules regarding directors' and statutory auditors' retirement benefits. In accordance with the Commercial Code of Japan, payments of retirement benefits for directors and statutory auditors are subject to approval by a resolution at the Company's shareholders' meeting.

(13) Revenue recognition

Revenue from sale of goods is recognized at the time when goods are shipped. Revenue from services is recognized when services are rendered and accepted by customers.

(14) Research and development costs

Research and development costs are expensed as incurred.

(15) Leases

Epson leases certain office space, machinery and equipment and computer equipment from third parties.

Under Japanese accounting standards, capital leases, other than those under which ownership of the assets will be transferred to the lessee at the end of the lease term, are allowed to be accounted for as operating leases with footnote disclosure of the estimated acquisition cost, estimated accumulated depreciation and future estimated lease payments.

Epson has recorded substantially all leases as operating leases in the manner described in the preceding paragraph.

(16) Net income per share

Net income per share is computed based on the weighted average number of shares of common stock outstanding during each fiscal period. Effective from the fiscal year commencing on April 1, 2002, bonuses to directors and statutory auditors are required to be included in the calculation of net income per share.

Under the Japanese accounting standards concerning accounting for bonus to directors and statutory auditors, effective for the fiscal years beginning on or after April 1, 2003, the bonus to directors and statutory auditors have been charged to income in the year ended March 31, 2004.

(17) Appropriations of retained earnings

Appropriations of retained earnings reflected in the accompanying consolidated financial statements have been recorded after approval by the shareholders as required under the Commercial Code of Japan. In addition to year-end dividends, the board of directors may declare interim cash dividends by resolution to the shareholders of record as of September 30 of each year.

3. U.S. dollar amounts

U.S. dollar amounts presented in the accompanying consolidated financial statements and in these notes are included solely for the convenience of readers and are not audited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. As the amounts shown in U.S. dollars are for convenience only, a rate of ¥105.69 = U.S.$1, the rate of exchange prevailing at March 31, 2004, has been used.

4. Inventories

Losses recognized and charged to cost of sales as a result of valuation at the lower of cost or market value at March 31, 2003 and 2004 were ¥12,493 million and ¥8,300 million ($78,532 thousand), respectively.

5. Investments in debt and equity securities

Epson's management determined that all investments in debt and equity securities were either held-to-maturity debt securities or other securities.

Net unrealized gains, net of tax, on securities categorized as other securities of ¥167 million and ¥3,087 million ($29,208 thousand) as at March 31, 2003 and 2004, respectively, were recorded as a component of shareholders' equity. A related deferred income tax liability thereon of ¥108 million and ¥1,021 million ($9,660 thousand) was recorded against deferred income tax assets relating to other temporary differences as at March 31, 2003 and 2004, respectively.

The aggregate cost and market value (carrying value) of other securities with market values, which were included in investment securities at March 31, 2003 and 2004 were as follows:

	Millions of yen			
	March 31, 2003			
		Gross unrealized		
	Cost	Gains	Losses	Market value (carrying value)
Equity securities	¥4,337	¥564	¥(235)	¥4,666
Debt securities	52	5	(–)	57
Other	582	–	(42)	540
Total	¥4,971	¥569	¥(277)	¥5,263

	Millions of yen			
	March 31, 2004			
		Gross unrealized		
	Cost	Gains	Losses	Market value (carrying value)
Equity securities	¥4,352	¥4,051	¥(62)	¥8,341
Debt securities	52	4	(–)	56
Other	615	137	(6)	746
Total	¥5,019	¥4,192	¥(68)	¥9,143

	Thousands of U.S. dollars			
	March 31, 2004			
		Gross unrealized		
	Cost	Gains	Losses	Market value (carrying value)
Equity securities	$41,177	$38,329	$(586)	$78,920
Debt securities	492	38	(–)	530
Other	5,819	1,296	(57)	7,058
Total	$47,488	$39,663	$(643)	$86,508

The carrying amount of unlisted investment securities at March 31, 2003 and 2004 were ¥19,515 million and ¥19,064 million ($180,376 thousand), respectively.

For the years ended March 31, 2002 and 2003, other-than-temporary impairments of securities with an aggregate market value of ¥2,237 million and ¥2,251 million, respectively, were charged to current income. For the year ended March 31, 2004, there were no other-than-temporary impairments of securities. Impairments are principally recorded in cases where the fair value of other securities with determinable market values has declined in excess of 30% of cost. Those securities are written down to the fair value and the resulting losses are included in current income for the period.

6. Intangible assets

A consolidation adjustment account, representing the excess of cost over net equity of investments in subsidiaries as at March 31, 2003 and 2004, included in intangible assets, were ¥954 million and ¥270 million ($2,555 thousand), respectively.

7. Derivative financial instruments

Epson enters into forward exchange contracts, currency options and interest rate swaps. Forward exchange contracts and currency options are utilized to hedge currency risk exposures. Interest rate swaps are utilized to hedge against possible future changes in interest rates on floating rate borrowings. Epson uses derivative instruments only for hedging purposes and not for purposes of trading or speculation.

Epson management believes that credit risk relating to derivative instruments that Epson uses is relatively low since all of its counterparties to the derivative instruments are creditworthy financial institutions.

Forward exchange transactions are approved by the Company's Forward Exchange Committee (composed of representatives of Epson management) and executed based on authorization of the general manager of Epson in charge of the treasury management in accordance with internal rules and policies developed regarding derivative transaction management.

Interest rate swap transactions are approved and executed based on authorization of the director of Epson in charge of the finance function based on the above-mentioned internal rules and policies. Execution and management of transactions are done by the responsible section in Financial Management Department and reported to the general manager in charge of the fund management.

The table below lists contract amounts, notional amounts and fair values of derivatives as at March 31, 2003 and 2004 by transactions and type of instrument, excluding derivatives eligible for hedge accounting.

	Millions of yen		
	March 31, 2003		
Instruments	Contract amounts	Fair values	Unrealized gains (losses)
Forward exchange contracts:			
Sold –			
U.S. dollar (purchased Japanese yen)	¥ 8,196	¥ 8,239	¥ (43)
Euro (purchased Japanese yen)	20,086	20,740	(654)
Sterling pound (purchased Japanese yen)	679	681	(2)
Australian dollar (purchased Japanese yen)	553	555	(2)
Swiss Francs (purchased Japanese yen)	1,188	1,200	(12)
Swiss Francs (purchased Euro)	353	352	1
Thai baht (purchased U.S. dollar)	150	149	1
Purchased –			
U.S. dollar (sold Japanese yen)	1,540	1,561	21
U.S. dollar (sold Euro)	397	388	(9)
U.S. dollar (sold Korean won)	3,246	3,384	138
U.S. dollar (sold Taiwan dollar)	720	721	1
Euro (sold Japanese yen)	17	17	0
Japanese yen (sold Euro)	214	213	(1)
Total unrealized losses from forward exchange contracts			¥(561)

There were no interest rate swap transactions outstanding at March 31, 2003.

Instruments	Millions of yen March 31, 2004 Contract amounts	Fair values	Unrealized gains (losses)
Forward exchange contracts:			
Sold –			
U.S. dollar (purchased Japanese yen)	¥ 4,213	¥ 4,170	¥ 43
Euro (purchased Japanese yen)	29,600	28,885	715
Sterling pound (purchased Japanese yen)	1,593	1,538	55
Australian dollar (purchased Japanese yen)	1,170	1,142	28
Thai baht (purchased U.S. dollar)	205	206	(1)
Polish zloty (purchased Euro)	327	327	(0)
Purchased –			
U.S. dollar (sold Japanese yen)	5,967	5,792	(175)
U.S. dollar (sold Korean won)	434	425	(9)
U.S. dollar (sold Taiwan dollar)	758	739	(19)
Euro (sold Japanese yen)	77	75	(2)
Sterling pound (sold Euro)	678	678	(0)
Total unrealized gains from forward exchange contracts			¥ 635

There were no interest rate swap transactions outstanding at March 31, 2004 other than derivatives eligible for hedge accounting.

Instruments	Thousands of U.S. dollars March 31, 2004 Contract amounts	Fair values	Unrealized gains (losses)
Forward exchange contracts:			
Sold –			
U.S. dollar (purchased Japanese yen)	$ 39,862	$ 39,455	$ 407
Euro (purchased Japanese yen)	280,064	273,299	6,765
Sterling pound (purchased Japanese yen)	15,072	14,552	520
Australian dollar (purchased Japanese yen)	11,070	10,805	265
Thai baht (purchased U.S. dollar)	1,940	1,949	(9)
Polish zloty (purchased Euro)	3,094	3,094	(0)
Purchased –			
U.S. dollar (sold Japanese yen)	56,458	54,802	(1,656)
U.S. dollar (sold Korean won)	4,106	4,021	(85)
U.S. dollar (sold Taiwan dollar)	7,172	6,992	(180)
Euro (sold Japanese yen)	729	710	(19)
Sterling pound (sold Euro)	6,415	6,415	(0)
Total unrealized gains from forward exchange contracts			$ 6,008

There were no interest rate swap transactions outstanding at March 31, 2004 other than derivatives eligible for hedge accounting.

These forward exchange contracts were entered into for hedging purposes. Unrealized gains and losses from these contracts are recognized in earnings. Forward exchange contracts assigned individually to monetary items denominated in foreign currencies are excluded from the above table.

8. Short-term bank loans and long-term debt

Short-term bank loans and long-term debt from banks at March 31, 2003 and 2004 consisted of the following:

	Millions of yen				Thousands of U.S. dollars
	March 31				March 31,
	2003	2004			2004
		Amount	Weighted average interest rate	Last due on	
Short-term bank loans	¥142,198	¥ 62,851	0.86%	March 25, 2005	$ 594,673
Current portion of long-term debt	70,258	47,380	0.84	March 25, 2005	448,292
Long-term debt	396,934	346,769	1.25	March 31, 2009	3,281,001
Total	¥609,390	¥457,000			$4,323,966

Average interest rates are calculated using weighted-average interest rates as at March 31, 2004.

The maturities of long-term debt outstanding as at March 31, 2004 were as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2005	¥ 47,380	$ 448,292
2006	102,062	965,673
2007	106,707	1,009,623
2008	87,500	827,893
2009	50,500	477,812
Total	¥394,149	$3,729,293

Assets pledged as collateral for secured loans and debt at March 31, 2003 and 2004 were as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
Pledged assets	2003	2004	2004
Land	¥ 727	¥ 386	$ 3,652
Buildings and structures	1,602	1,457	13,786
Machinery and equipment	483	370	3,501
Furniture and fixtures	26	18	170
Total	¥2,838	¥2,231	$21,109

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
Secured loans and debt	2003	2004	2004
Current portion of long-term debt	¥194	¥30	$284
Long-term debt	30	–	–
Total	¥224	¥30	$284

In the year ended March 31, 2004, Epson entered into line of credit agreements with four banks for an aggregate maximum amount of ¥40,000 million ($378,465 thousand). As at March 31, 2004, there were unused credit lines of ¥40,000 million ($378,465 thousand) outstanding and available.

9. Pension and severance costs

The funded status of retirement benefit obligations at March 31, 2003 and 2004 were as follows:

	Millions of yen March 31 2003	Millions of yen March 31 2004	Thousands of U.S. dollars March 31, 2004
Projected benefit obligations	¥187,269	¥202,361	$1,914,665
Plan assets at fair value	144,262	183,915	1,740,136
Unfunded status	43,007	18,446	174,529
Unrecognized items:			
Prior service cost reduction from plan amendment	693	8,133	76,952
Actuarial losses	(38,898)	(34,564)	(327,032)
Accrued pension and severance costs – net	4,802	(7,985)	(75,551)
Prepaid pension cost	4,440	16,040	151,765
Accrued pension and severance costs	¥ 9,242	¥ 8,055	$ 76,214

The Company and one consolidated subsidiary changed approximately half of its tax qualified defined benefit plans to new tax qualified defined contribution plans and the remaining half from tax qualified defined benefit plans to new tax qualified corporate defined benefit plans effective from the year beginning April 1, 2004. As a result of this transfer, the Company will adopt "Accounting for Transition of Retirement Benefit Plans" ("Financial Accounting Standards Implementation Guidance No.1" issued by Accounting Standards Board of Japan) from the year beginning April 1, 2004. The adoption of this standards will not have a material effect on Epson's results of operations and financial position for the year ending March 31, 2005.

The composition of net pension and severance costs for the years ended March 31, 2002, 2003 and 2004 was as follows:

	Millions of yen Year ended March 31 2002	Millions of yen Year ended March 31 2003	Millions of yen Year ended March 31 2004	Thousands of U.S. dollars Year ended March 31, 2004
Service cost	¥ 9,201	¥ 10,627	¥ 9,352	$ 88,485
Interest cost	7,175	6,960	5,608	53,061
Expected return on plan assets	(5,531)	(5,830)	(5,055)	(47,829)
Amortization and expenses:				
Prior service costs	(1,622)	(1,338)	(529)	(5,005)
Actuarial losses	2,951	10,309	9,537	90,236
Net pension and severance costs	12,174	20,728	18,913	178,948
Gain on transfer to government of the substitutional portion of pension liabilities	(–)	(17,577)	(–)	(–)
	¥ 12,174	¥ 3,151	¥18,913	$178,948

The assumptions used for the actuarial computation of the retirement benefit obligations for the years ended March 31, 2002, 2003 and 2004 were as follows:

	Year ended March 31 2002	Year ended March 31 2003	Year ended March 31 2004
Discount rate	3.0%	3.0%	2.5%
Long-term rate of return on plan assets	3.5	3.5	3.5

In addition to the above-mentioned net pension and severance costs, additional severance costs of ¥1,701 million, ¥181 million and ¥1,182 million ($11,184 thousand), which related to specific reorganization programs, were recorded in reorganization costs for the years ended March 31, 2002, 2003 and 2004, respectively.

The Company has made amendments to the welfare pension plan by raising the commencement age to receive benefits and reduced the related interest rate under the pension plan in the fiscal years ended March 31, 2001 and 2002. Further, effective at March 31, 2004, the Company has made amendments to the remaining corporate defined benefit plans by reducing the related interest rate under the pension plans. These amendments have resulted in a negative amount of unrecognized prior service cost.

On June 15, 2001, the Defined Benefit Pension Plan Law was enacted, which allows a company to return the substitutional portion of the pension to the government, thereby eliminating the company's responsibility for future benefits. On January 17, 2003, the Company obtained approval from the Ministry of Health, Labor and Welfare for exemption from the payment of future benefit obligations with respect to the substitutional portion that the Company operates on behalf of the Japanese government. The Company accounted for the return of the substitutional portion at the date of approval, which is allowed as an alternative accounting method in accordance with "Practical Guidance for Accounting for Pensions" issued by the Japanese Institute of Certified Public Accountants. A gain on exemption from the payment of benefit obligations totaling ¥17,577 million was recorded in income for the year ended March 31, 2003. The fair value of fund assets to be returned to the government was approximately ¥39,677 million as at March 31, 2003.

On February 1, 2004, the Company obtained approval from the Ministry of Health, Labor and Welfare for exemption from the substitutional portion with respect to the benefit obligation related past service that the Company operates on behalf of the Japanese government. A gain on exemption from the payment of benefit obligations related past service was recorded in income for the year ended March 31, 2003. The related government-specified portion of the fund assets will be returned to the government in the first quarter for the year ended March 31, 2005.

The Company has a retirement benefit trust agreement with an outside trust company and contributed certain marketable securities to the employee retirement benefit trust.

10. Shareholders' equity

The Company's retained earnings consists of unappropriated retained earnings and legal reserves required by the Commercial Code of Japan. The retained earnings accumulated by the Company are initially recorded as unappropriated retained earnings and later transferred to legal reserve upon approval at the shareholders' meeting.

Under the Commercial Code of Japan, the Company is permitted to transfer to retained earnings the portion of statutory reserve (additional paid-in capital and legal reserve) in excess of 25% of common stock upon approval at the shareholders' meeting. Any transferred portions will be available for dividend distribution. The Company does not currently make such transfers.

Under the Commercial Code of Japan, the appropriation of retained earnings for a fiscal year is made by resolution of shareholders at a general meeting to be held within three months after the balance sheet date, and accordingly such appropriations are recorded at the time of resolution. The Company may pay interim dividends by resolution of the board of directors once during each fiscal year in accordance with the Commercial Code of Japan and the Company's Articles of Incorporation.

For each of the years ended March 31, 2002, 2003 and 2004, the Company paid a year-end cash dividend of ¥9 ($0.09) per share and interim cash dividend of ¥9 ($0.09) per share to the shareholders of record as at the respective period-ends.

The proposed appropriation of retained earnings of the Company for the year ended March 31, 2004 approved at the general shareholders' meeting, which was held on June 25, 2004, was as follows:

	Millions of yen	Thousands of U.S. dollars
Cash dividends at ¥9 per share	¥1,767	$16,719
	¥1,767	$16,719

The Company's common stock was listed on the First Section of the Tokyo Stock Exchange on June 24, 2003. As a result of the listing, 44,500,000 shares of common stock were issued by the Company with the aggregate net proceeds of ¥109,915 million ($1,039,975 thousand). Of the 44,500,000 shares, 28,305,500 shares of common stock were offered in Japan and 16,194,500 were offered outside of Japan in an international offering. As a result of this issuance, common stock and additional paid-in capital increased ¥40,673 ($384,833 thousand) and ¥69,242 ($655,142 thousand), respectively. Epson intends to use the proceeds for financing capital expenditures and for research and development.

There were 81 shares and 225 shares of treasury stock as at March 31, 2003 and 2004, respectively.

11. Net income per share

Calculation of net income per share in accordance with the new accounting standards for the years ended March 31, 2003 and 2004 were as follows:

	Millions of yen		Thousands of U.S. dollars
	Year ended March 31		Year ended March 31,
	2003	2004	2004
Net income attributable to common shares	¥12,510	¥38,031	$359,835
Less: Bonuses to directors and statutory auditors	(196)	(–)	(–)
	¥12,314	¥38,031	$359,835
Weighted average number of common shares outstanding:			
– Basic	151,864,511	185,782,470	
– Diluted	–	185,937,667	

	Yen		U.S. dollars
Net income per share:			
– Basic	¥81.08	¥204.70	$1.94
– Diluted	¥ –	¥204.53	$1.94

Epson had no dilutive potential common shares, such as convertible debt or warrants, outstanding for the year ended March 31, 2002 and 2003.

Had the new accounting standards been applied retroactively, net loss per share on a pro-forma basis would have been a net loss per share of ¥122.02 for the year ended March 31, 2002.

12. Income taxes

Epson is subject to a number of different income taxes which, in the aggregate, resulted in a statutory income tax rate in Japan of approximately 41.7 % for each of the years ended March 31, 2002 and 2003, and approximately 43.6 % for the year ended March 31, 2004.

The significant components of deferred tax assets and liabilities at March 31, 2003 and 2004 were as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2003	2004	2004
Deferred tax assets:			
Property, plant and equipment and intangible assets	¥ 19,759	¥ 17,511	$ 165,683
Net operating tax loss carry-forwards	16,513	13,897	131,488
Inter-company profits on inventories and write downs	9,604	7,877	74,529
Accrued bonuses	4,153	6,170	58,378
Devaluation of investment securities	1,711	4,118	38,963
Accrued warranty costs	4,422	3,749	35,472
Accrued pension and severance costs	3,901	2,678	25,338
Allowance for doubtful accounts	1,837	1,250	11,827
Others	12,212	11,579	109,556
Gross deferred tax assets	74,112	68,829	651,234
Less: valuation allowance	(15,754)	(13,418)	(126,956)
Total deferred tax assets	58,358	55,411	524,278
Deferred tax liabilities:			
Undistributed earnings of overseas subsidiaries	(12,249)	(15,438)	(146,069)
Prepaid pension cost	–	(3,765)	(35,623)
Reserve for special depreciation for tax purpose	(2,626)	(3,059)	(28,943)
Net unrealized gains on other securities	(108)	(1,021)	(9,660)
Others	(180)	(282)	(2,668)
Gross deferred tax liabilities	(15,163)	(23,565)	(222,963)
Net deferred tax assets	¥ 43,195	¥ 31,846	$ 301,315

The valuation allowance was established mainly against deferred tax assets on future tax-deductible temporary differences and operating tax loss carry-forwards of certain subsidiaries as it is more likely than not that these deferred tax assets will not be realized within the foreseeable future. The net change in the total valuation allowance for the year ended March 31, 2004 was a decrease of ¥2,336 million ($22,102 thousand).

Epson has provided for deferred income taxes on all undistributed earnings of overseas subsidiaries.

Deferred tax assets and liabilities at March 31, 2003 and 2004 in Japan were calculated based on the consolidated tax return system.

The differences between Epson's statutory income tax rate and the income tax rate reflected in the consolidated statements of income were reconciled as follows:

	Year ended March 31		
	2002	2003	2004
Statutory income tax rate	41.7%	41.7%	43.6%
Reconciliation:			
Changes in valuation allowance	(24.3)	5.1	(5.2)
Entertainment expenses, etc. permanently non-tax deductible	(3.6)	2.1	1.6
Change in income tax rate	–	(2.4)	0.9
Unrecognized tax benefit for inter-company profit elimination	–	8.1	–
Tax credits	(21.9)	–	–
Tax for the prior period	12.7	–	–
Personal holding company tax	(0.7)	–	–
Others	(2.1)	4.4	0.0
Income tax rate per statements of income	1.8%	59.0%	40.9%

The statutory income tax rate used in calculation of deferred tax assets and liabilities has been changed due to a change in Japanese tax laws. At March 31, 2002, 41.7% was used in the calculation. At March 31, 2003, deferred tax assets and liabilities expected to be realized in the following year were calculated using a 41.7% tax rate, while those expected to be realized after April 1, 2004 were calculated using a 40.4% tax rate. The effect of this change in accounting estimates for the year ended March 31, 2003 was an increase in net deferred tax assets of ¥778 million and a decrease of income tax expense of ¥774 million.

Under the consolidated tax return system, a temporary 2.0% surtax was assessed on consolidated taxable income for the year ended March 31, 2004. As a result, the aggregated statutory income tax rate for Epson was 43.6% for the year ended March 31, 2004.

Current income taxes for the year ended March 31, 2002 of ¥6,618 million consisted of current income taxes of ¥ 7,754 million and prior year income taxes adjustment of ¥1,166 million, offset by income tax refunds related to advanced pricing agreements of ¥2,302 million.

13. Research and development costs

Research and development costs, which are included in cost of sales and selling, general and administrative expenses, totaled ¥79,742 million, ¥85,761 million and ¥90,485 million ($856,136 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively.

14. Reorganization costs

The reorganization costs for the year ended March 31, 2004 mainly represents reorganization for certain overseas manufacturing plants in the display business.

The reorganization costs for the year ended March 31, 2003 mainly represented write-off of acquired technologies, as well as reorganization cost for certain domestic manufacturing plants in the semiconductor business.

The reorganization costs for the year ended March 31, 2002 mainly represented loss on disposal of assets during the reorganization of certain overseas manufacturing plants.

15. Cash flow information

Cash and cash equivalents at March 31, 2003 and 2004 were composed of the following:

	Millions of yen March 31 2003	Millions of yen March 31 2004	Thousands of U.S. dollars March 31, 2004
Cash and deposits	¥194,334	¥266,254	$2,519,198
Less:			
Short-term bank loans (overdrafts)	(1,548)	(562)	(5,318)
Time deposits due over three months	(498)	(509)	(4,816)
Cash and cash equivalents	¥192,288	¥265,183	$2,509,064

16. Leases

As described in Note 2 (15), Epson, as a lessee, charges periodic capital lease payments to expense when paid. Such payments for the years ended March 31, 2002, 2003 and 2004 amounted to ¥13,668 million, ¥9,039 million and ¥3,211 million ($30,381 thousand), respectively.

If capital leases that do not transfer the ownership of the assets to the lessee at the end of the lease term were capitalized, the capital lease assets at March 31, 2003 and 2004 would have been as follows:

	Millions of yen March 31 2003	Millions of yen March 31 2004	Thousands of U.S. dollars March 31, 2004
Acquisition cost:			
Machinery and equipment	¥ 13,728	¥ 2,483	$ 23,494
Furniture and fixtures	7,082	5,977	56,552
Intangible assets	1,919	1,133	10,720
	22,729	9,593	90,766
Less: accumulated depreciation	(17,586)	(5,450)	(51,566)
Net book value	¥ 5,143	¥ 4,143	$ 39,200

Depreciation expenses for these leased assets for the years ended March 31, 2002, 2003 and 2004 would have been ¥12,711 million, ¥8,422 million and ¥2,997 million ($28,357 thousand), respectively, if they were computed in accordance with the straight-line method over the periods of these capital leases, assuming no remaining value.

Interest expense for these capital leases for the years ended March 31, 2002, 2003 and 2004 would have been ¥497 million, ¥214 million and ¥97 million ($918 thousand), respectively.

Future lease payments for capital leases at March 31, 2003 and 2004 were as follows:

Future lease payments	Millions of yen March 31 2003	Millions of yen March 31 2004	Thousands of U.S. dollars March 31, 2004
Due within one year	¥2,812	¥1,910	$18,072
Due after one year	2,469	2,286	21,629
Total	¥5,281	¥4,196	$39,701

Future lease payments for non-cancelable operating leases as a lessee at March 31, 2003 and 2004 were as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
Future lease payments	2003	2004	2004
Due within one year	¥ 2,983	¥ 2,729	$ 25,821
Due after one year	10,071	8,511	80,528
Total	¥13,054	¥11,240	$106,349

In addition, future lease receipts for non-cancelable operating leases as a lessor at March 31, 2003 and 2004 were as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
Future lease receipts	2003	2004	2004
Due within one year	¥ 338	¥ 301	$ 2,848
Due after one year	2,589	2,008	18,999
Total	¥2,927	¥2,309	$21,847

17. Commitments and contingent liabilities

Contingent liabilities for guarantee of employees' housing loans from banks at March 31, 2003 and 2004 were ¥4,534 million and ¥3,744 million ($35,424 thousand), respectively. Furthermore, the amount of discounted notes, which consisted of discounted letters of credit, at March 31, 2003 and 2004 were ¥160 million and ¥19 million ($180 thousand), respectively.

18. Related party transactions

Relatives of Mr. Hideaki Yasukawa, Chairman and Representative Director of the Company, own 53.7% of the outstanding shares of Athlete FA Corporation ("Athlete"). The Company has purchased machinery from Athlete.

The Company has entered into real estate lease agreements and certain other agreements with K.K. Sunritz ("Sunritz") in which Mr. Yasuo Hattori, a Vice Chairman and Director of the Company, and their relatives own 9.5% and 71.3% of the outstanding shares of Sunritz, respectively. The Company has also purchased land and buildings from Sunritz.

Mr. Yasuo Hattori, a Vice Chairman and Director of the Company, is a representative director of Aoyama Kigyo K.K. ("Aoyama"). Mr. Yasuo Hattori owns 3.6% of the outstanding shares of the Company. Aoyama owns 10.3% of the outstanding shares of the Company. Mr. Yasuo Hattori and their relatives own 26.7% and 56.8% of the outstanding shares of Aoyama, respectively. The Company has entered into lease agreements and certain other agreements with Aoyama effective from March 1, 2003.

Mr. Koichi Murano, a Statutory Auditor of the Company until June 26, 2001, is also a representative director of Seiko Corporation. Until June 26, 2001, Seiko Corporation was regarded as a related party of the Company. The Company sells its products, mainly watches, and pays certain expenses to Seiko Corporation under terms and conditions stipulated in sales agreements. The Company and Seiko Corporation have also entered into other various types of agreements. All the transactions and balances stated in the table below are up to June 30, 2001.

The Company's management believes that all transactions with related parties as described in the preceding paragraphs and in the table below were in accordance with terms and conditions decided on a market-determined basis.

Transactions with these related parties for the years ended March 31, 2002, 2003 and 2004, and related balances at March 31, 2003 and 2004, were as follows:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2002	2003	2004	2004
Transactions:				
With Athlete FA Corporation –				
Purchase of machinery	¥ 37	¥ 34	¥187	$1,769
With Sunritz –				
Rental expenses for real estates	127	124	120	1,135
Purchase of land and buildings	17	–	–	–
With Aoyama –				
Rental expense for building	–	1	3	28
With Seiko Corporation for the three-month period ended June 30, 2001 –				
Sales of products, mainly watches	3,857	–	–	–
Payments of expenses	55	–	–	–
With other related companies –				
Other incomes	17	11	59	558
Other expenses	15	9	18	170

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2003	2004	2004
Balances:			
With Athlete FA Corporation –			
Other payable	¥33	¥103	$975
With Sunritz –			
Other investments	2	2	19
With Aoyama at March 31, 2003 –			
Other current assets	1	–	–
Other investments	38	–	–
With other related companies –			
Other current assets	4	4	38
Payables	–	1	9

19. Segment information

(1) Business segment information

Epson is primarily engaged in the development, manufacture and sale of computer printers, liquid crystal displays ("LCDs"), semiconductor products and other products.

Epson operates manufacturing facilities in Japan, Asia, the Americas and Europe, and markets its products internationally through a global network of local sales subsidiaries.

Epson is engaged principally in the following three business segments categorized based on the nature of products, markets and marketing methods.

Information-related equipment segment, including color inkjet printers, laser printers, dot matrix printers, large format inkjet printers, and related supplies, color image scanners, LCD projectors, LCD monitors, label writers, mini-printers, printers for use in POS systems and personal computers.

Electronic devices segment, including small and medium-sized LCD modules, TFT LCD modules for LCD projectors, CMOS LSI, crystal units and crystal oscillators.

Precision products segment, including watches, watch movements, plastic corrective lenses, optical devices, precision industrial robots and IC handlers.

Operations not categorized in any of the above segments, such as services offered within Epson and new businesses still in the start-up phase, are categorized within "Other".

The table below summarizes the business segment information of Epson for the years ended March 31, 2002, 2003 and 2004:

	Millions of yen					
	Year ended March 31, 2002					
	Business segment					
	Information-related equipment	Electronic devices	Precision products	Other	Eliminations and corporate	Consolidated
Net sales:						
Customers	¥899,043	¥292,616	¥76,365	¥ 6,085	–	¥1,274,109
Inter-segment	3,205	19,466	1,823	19,743	¥ (44,237)	–
Total	902,248	312,082	78,188	25,828	(44,237)	1,274,109
Operating expenses	843,445	334,470	82,295	36,375	(48,672)	1,247,913
Operating income (loss)	¥ 58,803	¥ (22,388)	¥ (4,107)	¥ (10,547)	¥ 4,435	¥ 26,196
Identifiable assets	¥425,668	¥469,236	¥60,283	¥136,552	¥149,422	¥1,241,161
Depreciation and amortization	¥ 40,672	¥ 70,459	¥ 4,182	¥ 12,942	¥ 896	¥ 129,151
Capital expenditures	¥ 32,683	¥136,348	¥ 3,990	¥ 24,512	¥ –	¥ 197,533

	Millions of yen					
	Year ended March 31, 2003					
	Business segment					
	Information-related equipment	Electronic devices	Precision products	Other	Eliminations and corporate	Consolidated
Net sales:						
Customers	¥911,459	¥328,460	¥77,155	¥ 5,379	–	¥1,322,453
Inter-segment	4,398	25,828	2,590	20,931	¥ (53,747)	–
Total	915,857	354,288	79,745	26,310	(53,747)	1,322,453
Operating expenses	835,431	382,288	79,100	30,042	(53,768)	1,273,093
Operating income (loss)	¥ 80,426	¥ (28,000)	¥ 645	¥ (3,732)	¥ 21	¥ 49,360
Identifiable assets	¥384,968	¥402,248	¥50,706	¥143,225	¥214,933	¥1,196,080
Depreciation and amortization	¥ 34,042	¥ 75,111	¥ 4,037	¥ 12,619	¥ –	¥ 125,809
Capital expenditures	¥ 27,656	¥ 35,720	¥ 3,393	¥ 22,342	¥ –	¥ 89,111

	Millions of yen					
	Year ended March 31, 2004					
	Business segment					
	Information-related equipment	Electronic devices	Precision products	Other	Eliminations and corporate	Consolidated
Net sales:						
Customers	¥917,116	¥413,540	¥77,736	¥ 4,851	–	¥1,413,243
Inter-segment	3,264	27,613	3,366	24,606	¥ (58,849)	–
Total	920,380	441,153	81,102	29,457	(58,849)	1,413,243
Operating expenses	874,478	400,532	78,292	41,480	(58,940)	1,335,842
Operating income (loss)	¥ 45,902	¥ 40,621	¥ 2,810	¥ (12,023)	¥ 91	¥ 77,401
Identifiable assets	¥366,410	¥352,755	¥52,216	¥149,122	¥285,988	¥1,206,491
Depreciation and amortization	¥ 33,312	¥ 58,006	¥ 4,013	¥ 14,983	¥ –	¥ 110,314
Capital expenditures	¥ 34,797	¥ 20,574	¥ 4,283	¥ 10,725	¥ –	¥ 70,379

	Thousands of U.S. dollars					
	Year ended March 31, 2004					
	Business segment					
	Information-related equipment	Electronic devices	Precision products	Other	Eliminations and corporate	Consolidated
Net sales:						
Customers	$8,677,415	$3,912,764	$735,510	$ 45,898	–	$13,371,587
Inter-segment	30,883	261,264	31,848	232,813	$ (556,808)	–
Total	8,708,298	4,174,028	767,358	278,711	(556,808)	13,371,587
Operating expenses	8,273,990	3,789,687	740,770	392,469	(557,669)	12,639,247
Operating income (loss)	$ 434,308	$ 384,341	$ 26,588	$ (113,758)	$ 861	$ 732,340
Identifiable assets	$3,466,837	$3,337,638	$494,049	$1,410,938	$2,705,913	$11,415,375
Depreciation and amortization	$ 315,186	$ 548,831	$ 37,970	$ 141,764	$ –	$ 1,043,751
Capital expenditures	$ 329,236	$ 194,664	$ 40,524	$ 101,476	$ –	$ 665,900

The amounts of corporate assets included in "Eliminations and corporate" were ¥158,417 million, ¥227,464 million and ¥299,661 million ($2,835,282 thousand) at March 31, 2002, 2003 and 2004, respectively, and mainly consisted of cash and cash equivalents, investment securities and short-term loans receivable.

(2) Geographic segment information

Net sales are attributed to geographic segments based on the country location of the Company or the subsidiary that transacted the sale with the external customer. Principal countries and jurisdictions in each geographic segment are as follows:

"The Americas" mainly includes the United States, Canada, Brazil, Chile, Argentina, Costa Rica, Colombia, Venezuela, Mexico and Peru.

"Europe" mainly includes the United Kingdom, the Netherlands, Germany, France, Italy, Spain and Portugal.

"Asia/Oceania" mainly includes China (including Hong Kong), Singapore, Malaysia, Taiwan, Thailand, the Philippines, Australia, New Zealand, Indonesia, Korea and India.

The table below summarizes the geographic segment information of Epson for the years ended March 31, 2002, 2003 and 2004:

	Millions of yen					
	Year ended March 31, 2002					
	Geographic region					
	Japan	The Americas	Europe	Asia/ Oceania	Eliminations and corporate	Consolidated
Net sales:						
Customers	¥ 622,670	¥245,098	¥241,202	¥165,139	–	¥1,274,109
Inter-segment	440,794	36,241	4,888	416,944	¥(898,867)	–
Total	1,063,464	281,339	246,090	582,083	(898,867)	1,274,109
Operating expenses	1,064,574	274,994	241,737	571,719	(905,111)	1,247,913
Operating income (loss)	¥ (1,110)	¥ 6,345	¥ 4,353	¥ 10,364	¥ 6,244	¥ 26,196
Identifiable assets	¥ 855,893	¥104,599	¥ 79,918	¥217,978	¥ (17,227)	¥1,241,161

	Millions of yen					
	Year ended March 31, 2003					
	Geographic region					
	Japan	The Americas	Europe	Asia/ Oceania	Eliminations and corporate	Consolidated
Net sales:						
Customers	¥ 637,544	¥230,263	¥258,278	¥196,368	–	¥1,322,453
Inter-segment	478,441	39,315	5,573	439,632	¥(962,961)	–
Total	1,115,985	269,578	263,851	636,000	(962,961)	1,322,453
Operating expenses	1,097,056	262,468	260,665	620,376	(967,472)	1,273,093
Operating income	¥ 18,929	¥ 7,110	¥ 3,186	¥ 15,624	¥ 4,511	¥ 49,360
Identifiable assets	¥ 785,754	¥ 83,814	¥ 73,667	¥204,989	¥ 47,856	¥1,196,080

	Millions of yen					
	Year ended March 31, 2004					
	Geographic region					
	Japan	The Americas	Europe	Asia/ Oceania	Eliminations and corporate	Consolidated
Net sales:						
Customers	¥ 686,553	¥224,683	¥297,772	¥204,235	–	¥1,413,243
Inter-segment	491,089	42,320	2,497	478,878	¥(1,014,784)	–
Total	1,177,642	267,003	300,269	683,113	(1,014,784)	1,413,243
Operating expenses	1,141,043	255,937	290,719	664,517	(1,016,374)	1,335,842
Operating income	¥ 36,599	¥ 11,066	¥ 9,550	¥ 18,596	¥ 1,590	¥ 77,401
Identifiable assets	¥ 758,593	¥ 74,024	¥ 73,820	¥193,401	¥ 106,653	¥1,206,491

	Thousands of U.S. dollars					
	Year ended March 31, 2004					
	Geographic region					
	Japan	The Americas	Europe	Asia/ Oceania	Eliminations and corporate	Consolidated
Net sales:						
Customers	$ 6,495,913	$2,125,868	$2,817,409	$1,932,397	–	$13,371,587
Inter-segment	4,646,504	400,416	23,626	4,530,968	$(9,601,514)	–
Total	11,142,417	2,526,284	2,841,035	6,463,365	(9,601,514)	13,371,587
Operating expenses	10,796,130	2,421,582	2,750,677	6,287,416	(9,616,558)	12,639,247
Operating income	$ 346,287	$ 104,702	$ 90,358	$ 175,949	$ 15,044	$ 732,340
Identifiable assets	$ 7,177,529	$ 700,388	$ 698,458	$1,829,889	$ 1,009,111	$11,415,375

The amounts of corporate assets included in "Eliminations and corporate" were ¥158,417 million, ¥227,464 million and ¥299,661 million ($2,835,282 thousand) at March 31, 2002, 2003 and 2004, respectively, and mainly consisted of cash and cash equivalents, investment securities and short-term loans receivable.

(3) Sales to overseas customers

The table below shows sales to overseas customers by geographic region, and as a percentage of consolidated net sales, for the years ended March 31, 2002, 2003 and 2004:

	Millions of yen, Year ended March 31						Thousands of U.S. dollars, Year ended March 31,
	2002		2003		2004		2004
Overseas sales:							
The Americas	¥ 266,105	20.9%	¥ 239,936	18.1%	¥ 235,116	16.6%	$ 2,224,581
Europe	279,992	22.0	318,575	24.1	363,424	25.7	3,438,585
Asia/Oceania	219,055	17.2	274,307	20.8	310,806	22.0	2,940,732
Total	¥ 765,152	60.1%	¥ 832,818	63.0%	¥ 909,346	64.3%	$ 8,603,898
Consolidated net sales	¥1,274,109	100.0%	¥1,322,453	100.0%	¥1,413,243	100.0%	$13,371,587

20. Subsequent events

On May 6, 2004, the Company and SANYO Electric Co., Ltd. ("SANYO") entered into a joint venture agreement to combine their liquid crystal businesses based on a memorandum of understanding with SANYO in order to become a leading manufacturer of small and medium-sized LCD's. At the general shareholders' meeting of the Company held on June 25, 2004, the split-off of the Company's liquid crystal business based on the joint venture agreement was approved.

On October 1, 2004, the Company and SANYO, including its subsidiaries Tottori SANYO Electric Co., Ltd. and SANYO LCD Engineering Co., Ltd. will transfer their liquid crystal businesses to a joint venture company called SANYO EPSON IMAGING DEVICES CORPORATION ("SANYO EPSON"). The paid-in capital of SANYO EPSON will be ¥15,000 million ($141,924 thousand) and it will be owned 55% and 45% by the Company and by SANYO, respectively. SANYO EPSON will be a consolidated subsidiary of Seiko Epson Corporation.

Epson will transfer its D-TFD LCD and STN LCD businesses. SANYO and its subsidiaries ("SANYO Group") will transfer its Low Temperature Poly-Si TFT LCD and Amorphous TFT LCD businesses. The High Temperature Poly-Si TFT LCD business and Organic Light-Emitting displays LCD business of Epson, and Organic Light-Emitting displays LCD business of SANYO Group will not be transferred to SANYO EPSON. Assets and liabilities to be transferred from SANYO Group to SANYO EPSON are estimated to be ¥81.7 billion and ¥36.0 billion, respectively, as described in the joint venture agreement. However, the final amounts of assets and liabilities to be transferred from SANYO Group to SANYO EPSON on October 1, 2004 have not yet been determined.

Report of Independent Auditors

To the Board of Directors of
Seiko Epson Corporation

We have audited the accompanying consolidated balance sheets of Seiko Epson Corporation and its consolidated subsidiaries as of March 31, 2003 and 2004, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2004, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Seiko Epson Corporation and its consolidated subsidiaries as of March 31, 2003 and 2004, and the consolidated results of their operations and cash flows for each of the three years in the period ended March 31, 2004 in conformity with accounting principles generally accepted in Japan.

As discussed in Note 2 (8), effective as of March 31, 2004, Seiko Epson Corporation and its consolidated subsidiaries have adopted new Japanese accounting standards for impairment of fixed assets.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying consolidated financial statements.

ChuoAoyama PricewaterhouseCoopers

Tokyo, Japan
June 25, 2004

Principal Subsidiaries and Affiliates

(As of March 31, 2004)

Company Name	Location	Main Business
Subsidiaries		
Epson Sales Japan Corporation	Japan	Sales and servicing of printers and other personal computer peripherals
Epson Direct Corporation	Japan	Sales of personal computers and peripherals
Epson OA Supplies Corporation	Japan	Sales and servicing of printer-related supplies
Tohoku Epson Corporation	Japan	Manufacture of semiconductor products and inkjet print heads
Orient Watch Co., Ltd.	Japan	Manufacture of printer parts, quartz devices and watches; sales of watches
U.S. Epson, Inc.	U.S.A.	Regional headquarters
Epson America, Inc.	U.S.A.	Sales and servicing of printers
Epson Electronics America, Inc.	U.S.A.	Sales and servicing of electronic devices
Epson Portland Inc.	U.S.A.	Manufacture of ink cartridges
Epson El Paso, Inc.	U.S.A.	Manufacture of ink cartridges
Epson Europe B.V.	Netherlands	Regional headquarters
Epson (U.K.) Ltd.	U.K.	Sales and servicing of printers
Epson Deutschland GmbH	Germany	Sales and servicing of printers
Epson Europe Electronics GmbH	Germany	Sales and servicing of electronic devices
Epson France S.A.	France	Sales and servicing of printers
Epson Italia s.p.a.	Italy	Sales and servicing of printers
Epson Iberica, S.A.	Spain	Sales and servicing of printers
Epson Telford Ltd.	U.K.	Manufacture of ink cartridges
Epson (China) Co., Ltd.	China	Regional headquarters
Epson Korea Co., Ltd.	Republic of Korea	Sales and servicing of printers
Epson (Shanghai) Information Equipment Co., Ltd.	China	Sales and servicing of printers
Epson Hong Kong Ltd.	Hong Kong	Sales and servicing of printers and electronic devices
Epson Taiwan Technology & Trading Ltd.	Taiwan	Sales and servicing of printers and electronic devices
Epson Singapore Pte. Ltd.	Singapore	Regional headquarters; sales and servicing of printers and electronic devices
Epson Australia Pty. Ltd.	Australia	Sales and servicing of printers
Suzhou Epson Co., Ltd.	China	Manufacture of LCDs and quartz devices
Epson Precision (Hong Kong) Ltd.	Hong Kong	Manufacture of printers, LCDs, miniprinters and watches
Singapore Epson Industrial Pte. Ltd.	Singapore	Manufacture of parts for watches, semiconductor products and image scanners
P.T. Indonesia Epson Industry	Indonesia	Manufacture of printers
Epson Precision (Philippines), Inc.	Philippines	Manufacture of printers and quartz devices
Epson Precision (Malaysia) Sdn. Bhd.	Malaysia	Manufacture of quartz devices
59 other companies		
Affiliates		
Yasu Semiconductor Corporation	Japan	Manufacture of semiconductor products
Time Module (Hong Kong) Ltd.	Hong Kong	Sales and servicing of watch movements
Six other companies		

Corporate Data

(As of March 31, 2004)

- **Company Name** SEIKO EPSON CORPORATION
- **Foundation** May 1942
- **Head Office** 3-5 Owa 3-chome Suwa, Nagano 392-8502, Japan
  Tel: +81-266-52-3131 (main)
- **Tokyo Office** Shinjuku NS Building, 4-1 Nishishinjuku 2-chome, Shinjuku-ku, Tokyo 163-0811, Japan
  Tel: +81-3-3348-8531 (main)
- **Paid-in Capital** 53,204 million yen
- **Number of Employees**
  Epson Group (Consolidated): 84,899
  Parent Company: 12,839
- **Group Companies** 110 (domestic: 36, overseas: 74)
- **Business Lines** Development, manufacturing, sales, marketing and servicing of information-related equipment (printers, including related supplies, imaging scanners, LCD projectors, miniprinters, PCs, and others), electronic devices (small and medium-sized displays, CMOS LSIs, crystal units, and others), precision products (watches, plastic corrective lenses, factory automation equipment and others), and other products
- **URL** http://www.epson.co.jp/e/
- **Board of Directors** (As of June 25, 2004)

Chairman
Hideaki Yasukawa

Vice Chairman
Yasuo Hattori

President
Saburo Kusama*

Executive Vice Presidents
Toshio Kimura*
Norio Niwa*
Seiji Hanaoka*

Managing Directors
Masayuki Morozumi
Yasumasa Otsuki
Masao Akahane
Torao Yajima
Kenji Kubota

Directors
Nobuo Hashizume
Takeo Kagami
Hiroshi Komatsu
Osamu Kamiwaki
Seiichi Hirano
Minoru Usui
Kenji Uchida
Noriyuki Hama

Auditors
Masayoshi Omae
Toshihiko Kishiro
Yoshiro Yamamoto
Tomiichi Akiyama
Tatsuhiro Ishikawa

* Representative Director

Investor Information: SEIKO EPSON CORPORATION
Investor Relations Department
Shinjuku NS Bldg., 4-1 Nishishinjuku 2-chome, Shinjuku-ku, Tokyo 163-0811, Japan

Investor Information

(As of March 31, 2004)

Number of shares

Authorized: 607,458,368
Issued: 196,364,592
Number of shareholders 40,047

Principal shareholders

Shareholders	Number of shares held (thousand shares)	Shareholding ratio (%)
Aoyama Kigyo Kabushiki Kaisha	20,318	10.34
Sanko Kigyo Kabushiki Kaisha	14,288	7.27
The Dai-ichi Mutual Life Insurance Company	7,800	3.97
Mizuho Corporate Bank, Ltd.	7,593	3.86
Yasuo Hattori	7,144	3.63
Japan Trustee Services Bank, Ltd. (trust accounts)	7,085	3.60
Reijiro Hattori	7,060	3.59
The Master Trust Bank of Japan, Ltd. (trust accounts)	6,423	3.27
Seiko Corporation	6,205	3.15
Mizuho Capital Co., Ltd.	5,956	3.03

1. Holdings of less than 1,000 shares have been omitted from the number of shares owned.
2. The percentage of shares held has been calculated to two decimal places.

Investor Information

Closing of Accounts	March 31
Regular General Shareholders Meeting	June
Date for Confirmation to Shareholders of the Cash Dividend Payment Date	March 31
Date for Confirmation to Shareholders of the Interim Cash Dividend Payment Date	September 30

Transfer Agent: Mizuho Trust & Banking Co., Ltd.
2-1, Yaesu 1-chome, Chuo-ku, Tokyo

Business handling place of the agent:
Head Office of Stock Transfer Agency Department
Mizuho Trust & Banking Co., Ltd.
2-1, Yaesu 1-chome, Chuo-ku, Tokyo

Mailing address and telephone number of the agent:
Business Office of Stock Transfer Agency Department
Mizuho Trust & Banking Co., Ltd.
17-7, Saga 1-chome, Koto-ku, Tokyo 135-8722
Tel: +81-3-5213-5213
http://www.tz.mizuho-tb.co.jp/english/services/stock_transfer_agent.html

Intermediary offices:
Branches of Mizuho Trust & Banking Co., Ltd.
Head Office and Branches of Mizuho Investors Securities Co., Ltd.

Newspaper in which Public Notices (in Japanese) Are to Be Inserted: The Nihon Keizai Shimbun

* Please note that in lieu of placing a public notice, the Company has presented its balance sheets and statements of income on its Web site (http://www.epson.co.jp/IR/)

SEIKO EPSON CORPORATION

3-5 Owa 3-chome, Suwa, Nagano 392-8502, Japan
Tel. +81 266 52 3131 (main)
URL: http://www.epson.co.jp/e/



Section B item 5

(1) May 18, 2004 Epson Creates World's First Large Full-Color OLED Display Using Original Inkjet Technology

News Release

Epson Creates World's First Large Full-Color OLED Display Using Original Inkjet Technology



EPSON

See video of the OLED display
(871KB, 31 sec., Windows Media Player)

- TOKYO, Japan, May 18 –

Seiko Epson Corporation ("Epson") today announced that it has used its original inkjet printing technology to successfully develop the world's first large-screen (40-inch) full-color organic light-emitting diode (OLED) display prototype.

Self-luminescent OLED displays, which offer outstanding viewing characteristics, including high contrast, wide viewing angle, and fast response times, are widely seen as the leading candidate for the next generation of thin, lightweight displays. One of the major obstacles to their realization, however, has been the perceived difficulty of forming organic layers on large-sized TFT (thin film transistor) substrates. Thus the question of when fabrication processes for large-sized OLED flat panel displays would become technically feasible had been anyone's guess.

Epson has been actively working to develop and commercialize next-generation OLED displays. The company, long a leader in inkjet printers, has developed an original inkjet process for depositing organic layers on large-size TFT substrates. Using this adapted inkjet technology to form organic layers on large-size substrates in a simple process, Epson has now developed the world's largest (40-inch diagonal) full-color OLED display prototype.

By establishing an OLED display manufacturing system and process that can handle oversized substrates, Epson has beaten a path to large-size OLED displays, as well as to lower cost small- and medium-sized panels cut from larger TFT substrates.

Epson believes that the characteristics of OLED displays make them the ideal device for entertainment applications, whether in equipment for the road or living room. The company is thus gearing up towards commercialization in 2007.

About Epson
The Epson Group increases its corporate value through its innovative and creative culture. Dedicated to providing its customers with digital image innovation, its main product lines comprise information-related equipment such as printers and projectors, electronic devices including displays, liquid crystal panels for projectors, semiconductors and quartz devices, and precision products such as watches. Epson products are known throughout the world for their superior quality, functionality, compactness and energy efficiency.
The Epson Group is a network of 84,899 employees in 110 companies around the world, and is proud of its ongoing contributions to the global environment and to the communities in which it is located. Led by the Japan-based Seiko Epson Corp., which is listed on the First Section of the Tokyo Stock Exchange, the Group had consolidated sales of 1,413 billion yen in fiscal 2003.

Contacts
Seiko Epson Corp.
Corporate Communications
Contact us by e-mail
http://www.epson.co.jp/e/

Outline of prototype 40-inch full-color OLED display

Screen size 40-inch diagonal
Number of pixels 1280 x RGB x 768dots (W-XGA)
Driving method Active matrix
Pixels per inch 38
No. of colors 260,000

Main Specifications
Screen size 40-inch diagonal
Number of pixels 1280 x RGB x 768dots (W-XGA)


Inkjet print head
40-inch full-color OLED display

(2) July 5, 2004 Announcement of Revised Financial Results Outlook

News Release

English translation from the original Japanese language document

Announcement of Revised Financial Results Outlook

- TOKYO, July 5, 2004 -

Seiko Epson Corporation ("Epson") today issued a revised consolidated and non-consolidated financial results outlook for the half year ending September 30, 2004 and the full year ending March 31, 2005 that was previously forecasted on April 27, 2004. Details of the revision are as follows:

1. Revised consolidated financial results outlook

Half year ending September 30, 2004

(Unit: billion yen)

	Net sales	Ordinary income	Net income
Previous outlook (A)	678.0	21.0	11.0
Revised outlook (B)	691.0	46.0	26.0
Difference (B) – (A)	+13.0	+25.0	+15.0
Change (%)	+1.9%	+119.0%	+136.4%
1H FY2003	657.9	32.1	16.6

Full year ending March 31, 2005

(Unit: billion yen)

	Net sales	Ordinary income	Net income
Previous outlook (A)	1,479.0	75.0	43.0
Revised outlook (B)	1,492.0	100.0	58.0
Difference (B) – (A)	+13.0	+25.0	+15.0
Change (%)	+0.9%	+33.3%	+34.9%

FY2003	1,413.2	73.7	38.0

Forecasted net income per share (full year) 295.37 yen

2. Revised non-consolidated financial results outlook

Half year ending September 30, 2004

(Unit: billion yen)

	Net sales	Ordinary income	Net income
Previous outlook (A)	519.0	7.0	3.0
Revised outlook (B)	564.0	24.0	15.0
Difference (B) – (A)	+45.0	+17.0	+12.0
Change (%)	+8.7%	+242.9%	+400.0%
1H FY2003	522.9	20.3	13.0

Full year ending March 31, 2005

(Unit: billion yen)

	Net sales	Ordinary income	Net income
Previous outlook (A)	1,104.0	37.0	20.0
Revised outlook (B)	1,149.0	54.0	32.0
Difference (B) – (A)	+45.0	+17.0	+12.0
Change (%)	+4.1%	+45.9%	+60.0%
FY2003	1,077.3	31.5	16.2

Forecasted net income per share (full year) 162.96 yen

3. Reasons for revision

Net sales for the first half-year are forecasted to increase slightly compared to the previous outlook. Income is forecasted to increase by a large margin compared to the previous outlook reflecting strong demand supported by active replacement purchases for mobile phone handsets in the European market and healthy demand for Epson's devices, such as those used in applications for LCD projectors. Further cost reductions in the information-related equipment segment will also contribute to the increase of income.

The forecast for the second half-year remains unchanged at the present.

Note: The business plan for the liquid crystal joint venture with SANYO is still under development, and the above forecast does not include its effect.

Cautionary Statement

This report includes forward-looking statements that are based on management's view from the information available at the time of the announcement. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to timely introduce new products and services in markets, consumption trend, competition, technology trend, exchange rate fluctuations.

(3) July 22, 2004 Epson Opens New Projector Panel Fab at Chitose

News Release

Epson Opens New Projector Panel Fab at Chitose



- TOKYO, Japan, July 22, 2004 -

Seiko Epson Corporation ("Epson") announced today that construction has been completed on schedule at the company's once-delayed Chitose Plant, a high-temperature polysilicon TFT LCD panel ("HTPS panel") fabrication facility located in the Chitose Bibi World industrial park in Hokkaido, Japan. A ribbon-cutting ceremony was held today at the site to commemorate the company's first 300-mm quartz-wafer line for manufacturing the state-of-the-art HTPS panels used in liquid crystal projectors.

Demand for HTPS panels used in business projectors has been steadily rising along with increased demand for presentations in business and, more recently, increased projector use in the education market. Meanwhile, the spread of DVD players and digital broadcasts has sparked burgeoning consumer demand for front projectors and large-screen LCD projection TVs for the home. (Refer to Attachment 2.)

Epson is currently manufacturing HTPS panels on 200-mm (8-inch) wafers at its Suwa Minami Plant in Fujimi, Nagano Prefecture. However, with demand predicted to outstrip capacity, Epson decided to resume construction on the Chitose fab in August 2003. Construction was completed on schedule.

Epson has long led the projection market with its 3-LCD projection systems. And, as the liquid-crystal light-valve industry's number one manufacturer, Epson maintained its grip on an approximately 55% (*1) share of the global market for the 2003 fiscal year ending March 2004. Underpinning this strength is the company's proprietary, advanced liquid crystal and high-aperture ratio technologies, which enable it to offer low-power HTPS products that provide unrivaled light efficiency, outstanding brightness and superior color reproduction—and to do so without straining the eyes or the environment.

Epson, which launched full-fledged volume production of HTPS panels in 1994, reached the 10-million unit cumulative shipment milestone in October 2002. Less than two years later, in July 2004, the company shipped its 20-millionth panel.

The new fabrication facility has been outfitted with state-of-the-art technology for manufacturing HTPS panels on a 300-mm quartz wafer line, Epson's first. Operations will get under way in 2004, gradually ramping to full-scale production volume of 2,000 wafers per month (300 mm) in 2005. Capacity will gradually be increased thereafter in line with market trends. The new fab features an environmentally conscious design that was conceived on the basis of a lifecycle assessment and that emphasized the adoption of energy saving equipment, the use of recycled materials, and the reduction of construction waste. In addition, with the primary energy used on-site limited to electricity and natural gas, Epson aims to reduce its CO_2 emissions and live up to its reputation as a leading environmental company by achieving harmony between its business activities and the global environment. New plant construction will also coexist with the surrounding rich natural environment.

An overview of the Chitose plant is provided in Attachment 1.

*1: Including liquid crystal and other projection systems. Figures are Epson estimates based on documents from Techno Systems, Display Research, Fuji Chimera, etc.

Click here for more information on Epson's HTPS and other imaging technologies.

Press release: Epson Announces Resumption of Construction at Chitose Plant (August 6, 2003)

Press release: Epson Announces Next-Generation High-Temperature Polysilicon TFT Panel (June 28, 2004)

Press release: Epson Ships Twenty Millionth Liquid Crystal Panel for Projection Systems (July 20, 2004)

About Epson

The Epson Group increases its corporate value through its innovative and creative culture. Dedicated to providing its customers with digital image innovation, its main product lines comprise information-related equipment such as printers and projectors, electronic devices including displays, liquid crystal panels for projectors, semiconductors and quartz devices, and precision products such as watches. Epson products are known throughout the world for their superior quality, functionality, compactness and energy efficiency.

The Epson Group is a network of 84,899 employees in 110 companies around the world, and is proud of its ongoing contributions to the global environment and to the communities in which it is located. Led by the Japan-based Seiko Epson Corp., which is listed on the First Section of the Tokyo Stock Exchange, the Group had consolidated sales of 1,413 billion yen in fiscal 2003.

Contacts

Seiko Epson Corp.

Corporate Communications

Contact us by e-mail

http://www.epson.co.jp/e/

Attachment 1

Chitose Plant overview

Name: Seiko Epson Corporation Chitose Plant

Address: 758-173 Bibi, Chitose, Hokkaido

Tel: 0123-22-5000; **Fax:** 0123-22-5001

Start of construction: August 2003

Completion of clean room: July 2004

Production launch: October 2004 (start of pilot run for 300-mm wafers)

Products: High-temperature polysilicon TFT LCD panels

Site area: 160,213.56 m^2

Fab

Structure: Steel-frame construction

Floors: Above ground 7 floors, tower 1 floor

Building area: 20,149.84 m^2

Total floor area: 82,971.65 m^2

Initial production capacity: 2,000 wpm (300 mm)

Initial production workforce: Approximately 200 people

Initial investment: 35 billion yen.

Attachment 2


Market Trends for all Projection Systems (by Field)
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Large screen projection TVs
Front projectors
Data projectors
Number of finished product sets (1,000s)
'00
'01
'02
'03
'04
'05
'06

Seiko Epson estimates based on TSR, hearings with finished product manufacturers, etc.

(4) July 27, 2004 Epson to Build New R&D Center For Next-Generation Products

News Release

Epson to Build New R&D Center For Next-Generation Products



- TOKYO, Japan, July 27, 2004 -

Seiko Epson Corporation ("Epson") today announced that its board of directors has approved plans to construct a new research and development center at its Hirooka Office, in Nagano Prefecture, Japan. Provisionally called the Epson Innovation Center, the new facility is designed to consolidate the R&D organizations involved in developing next-generation information-related equipment. The total cost of the new facility, including buildings and equipment, is expected to be approximately 19 billion yen. The R&D center, construction of which will begin in December, is scheduled to open for business in January 2006.

Epson has earned market recognition for its proactive approach to investment in research and development, the results of which have enabled the company to consistently offer compelling products. In 2000, Epson invested approximately 30 billion yen in the construction of a new center for the development of electronic devices on the grounds of its Fujimi Plant. Completed in 2000, the center gathered together under one roof the company's research engineers from its semiconductor, liquid crystal display, and corporate R&D divisions. The resulting synergies continue to pay handsome dividends. In addition to the establishment of open laboratories for inkjet industrial applications technology, the center's long list of accomplishments include the development of new materials for organic light-emitting diode (OLED) displays and new ferroelectric memory material (FeRAM), and the commercial development of low-temperature polysilicon liquid crystal panels with ultra-high pixel densities.

Meanwhile, research and development on Epson's printers, liquid-crystal projectors and other information-related equipment have been conducted by closely cooperating teams spread out among the operations divisions and corporate R&D organization. However, to further consolidate the R&D organization for next-generation information-related equipment and to maintain its competitive edge over the medium to long range, Epson believes that it must:

1. Improve flexibility by bringing together the R&D organizations of the information-related equipment divisions, corporate R&D, and

corporate R&D support departments;

2. Support new product development and nurture new businesses near the operations divisions; and

3. Engender face-to-face inter-organizational communication among its R&D teams to aid the fusion of ideas and technologies.

The Epson Innovation Center is designed to address these needs as another R&D center that will provide the springboard for future dramatic advances.

The Epson Innovation Center will gather together the following organizations:

- The corporate R&D organizations, comprising the Corporate Research & Development Division and the Production Engineering & Development Division;
- The corporate R&D support organizations, including the Intellectual Property Division
- The R&D organizations within the Imaging and Information Products Division;
- The R&D organization within the Visual Instruments Operations Division; and
- Organizations involved in the development of information-related equipment, such as software development departments.

In January 2003, Epson announced "SE07," a strategic plan that maps out the direction of the company heading into 2007. The guiding concept in SE07 is "Digital Image Innovation - Targeting the convergence of imaging domains." With the Epson Innovation Center, the company aims to bring together engineers, scientists, and specialists from disparate fields and spark communication that leads to convergence on many different levels. Epson hopes this will lead to major developmental breakthroughs and advanced products that transcend traditional finished product categories.

Overview of the Epson Innovation Center

In the first phase of construction, one research and development facility and one collaboration facility will be built. The facilities will be outfitted with the latest R&D office environment, for a more pleasant and more efficient office in which to perform R&D. In addition to wide-open spaces designed to promote creativity and spur a wealth of ideas, the buildings will incorporate features that induce communication among researchers. Future plans call for the construction of an additional research and development facility on the site.

Epson, which seeks to strike a harmonious balance between its business activities and the global environment, is taking numerous steps during the Epson Innovation Center's construction stage to ensure maximum energy savings and resource conservation. For example, the company plans to maximize the use of low-energy equipment of all types, use recycled materials and reduce construction waste. Epson is striving to coexist with the rich natural environs by building some of its most energy-efficient buildings anywhere, ones that will consume 60% less primary energy than a similar building constructed in 1997.

Name: Epson Innovation Center (provisional)

Address: 80 Harashinden, Hirooka, Shiojiri-shi, Nagano-ken

Total floor space: 52,000 m^2

• R&D facility: 45,000 m^2; seven-floor, quake-resistant, base-isolated structure with a steel-frame

• Collaboration facility: 7,000 m^2; five-floor, earthquake resistant steel-framed structure

Use: Development of information-related technologies and equipment such as printers and projectors

Approximate capacity: 1,000

Estimated cost (of building, equipment, etc.): 19 billion yen (5 billion yen in FY2004 and 14 billion yen in FY2005)

Construction start: October 2004

Construction completion: January 2006

Future outlook

The capital expenditures for the new R&D center will have an extremely slight impact on Epson's business outlook for this fiscal year. The impact is reflected in the 2004 fiscal year business outlook that was announced today as part of the summarized first-quarter financial and operating results.

About Epson

The Epson Group increases its corporate value through its innovative and creative culture. Dedicated to providing its customers with digital image innovation, its main product lines comprise information-related equipment such as printers and projectors, electronic devices including displays, liquid crystal panels for projectors, semiconductors and quartz devices, and precision products such as watches. Epson products are known throughout the world for their superior quality, functionality, compactness and energy efficiency.

The Epson Group is a network of 84,899 employees in 110 companies around the world, and is proud of its ongoing contributions to the global environment and to the communities in which it is located. Led by the Japan-based Seiko Epson Corp., which is listed on the First Section of the Tokyo Stock Exchange, the Group had consolidated sales of 1,413 billion yen in fiscal 2003.

Contacts

Seiko Epson Corp.

Corporate Communications

Contact us by e-mail

http://www.epson.co.jp/e/

(5) July 27, 2004 Consolidated Results for the First Quarter Ended June 30, 2004

News Release

Consolidated Results for the First Quarter Ended June 30, 2004

July 27, 2004

Consolidated Financial Highlights

(Millions of yen, thousands of U.S. dollars, except for per share data)

Income statements and cash flows data

	Three months ended June 30		Change	Year ended March 31	Three months ended June 30
	2003	2004		2004	2004
Statements of Income Data:					
Net sales	¥315,193	¥332,927	5.6%	¥1,413,243	$3,070,433
Operating income	14,217	32,733	130.2%	77,401	301,881
Income before income taxes and minority interest	12,284	29,374	139.1%	65,058	270,904
Net income	5,967	17,608	195.1%	38,031	162,391
Statements of Cash Flows Data:					
Cash flows from operating activities	33,182	39,032	17.6%	182,669	359,974
Cash flows from investing activities	(22,697)	(20,002)	(11.9%)	(65,329)	(184,469)
Cash flows from financing activities	88,987	(57,411)	- %	(40,918)	(529,475)
Cash and cash equivalents at end of the period	291,985	227,757	(22.0%)	265,183	2,100,498
Per Share Data:					
Net Income per share -Basic	¥38.62	¥89.67	132.2%	¥204.70	$0.83
-Diluted	¥38.57	-	-%	¥204.53	$-

Balance Sheets data

	March 31, 2004	June 30, 2004	June 30, 2003	June 30, 2004
Total assets	¥1,026,491	¥1,180,607	¥1,289,876	$10,888,195
Shareholders' equity	414,367	433,922	386,928	4,001,863
Debt/Equity ratio (%)	34.3%	36.8%	30.0%	36.8%
Shareholders' equity per share	¥2,110.20	¥2,209.78	¥2,016.67	$20.38

Notes

I. The consolidated figures are prepared on the basis of accounting principles generally accepted in Japan, which are different from in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated figures prepared by the Company as required by the Securities and Exchange Law of Japan.

II. Figures in 'Change' column are comparisons with the same period of the previous year.

III. Diluted net income per share are presented only if there are dilutive factors present..

IV. U.S. dollar amounts are included solely for the convenience of readers. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. The rate of ¥108.43 = U.S.$1 at June 30, 2004 has been used for the purpose of presentation.

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Section B item 3

(6)	September 2, 2004	Sanyo Epson Imaging Devices to Begin Operations on October 1

News Release

Sanyo Epson Imaging Devices to Begin Operations on October 1

- TOKYO, Japan, September 2, 2004 -

Seiko Epson Corporation ("Epson") and SANYO Electric Co., Ltd. ("SANYO") today announced that Sanyo Epson Imaging Devices Corp., a new company formed by merging the parent companies' respective liquid crystal display businesses, will begin operations on October 1, 2004, pursuant to a basic agreement reached on March 24, 2004. Epson will hold 55% of the joint venture, and SANYO 45%.

Sanyo Epson Imaging Devices will combine various liquid crystal businesses owned by Epson, SANYO, Tottori SANYO Electric Co., Ltd. ("Tottori SANYO"), and SANYO LCD Engineering Co., Ltd. ("SANYO LCD Engineering"). The new entity will aim to become a leading manufacturer of small and medium-sized liquid crystal displays for mobile phones, digital cameras, and automotive applications.

Please see the attachment for an overview of the new company.

About Epson

The Epson Group increases its corporate value through its innovative and creative culture. Dedicated to providing its customers with digital image innovation, its main product lines comprise information-related equipment such as printers and projectors, electronic devices including displays, liquid crystal panels for projectors, semiconductors and quartz devices, and precision products such as watches. Epson products are known throughout the world for their superior quality, functionality, compactness and energy efficiency.

The Epson Group is a network of 84,899 employees in 110 companies around the world, and is proud of its ongoing contributions to the global environment and to the communities in which it is located. Led by the Japan-based Seiko Epson Corp., which is listed on the First Section of the Tokyo Stock Exchange, the Group had consolidated sales of 1,413 billion yen in fiscal 2003.

Contacts

Seiko Epson Corp.

Corporate Communications

Contact us by e-mail

http://www.epson.co.jp/e/

About SANYO

SANYO Electric Co., Ltd. is one of the world's major consumer electronics companies. Leading the way in